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As filed with the Securities and Exchange Commission on December 15, 2006

Registration No. 333-138555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OPTIMER PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	33-0830300 (I.R.S. Employer Identification Number)
10110 Sorrento Valley Road, Suite C San Diego, CA 92121 (858) 909-0736 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael N. Chang
President and Chief Executive Officer
Optimer Pharmaceuticals, Inc.
10110 Sorrento Valley Road, Suite C
San Diego, CA 92121
(858) 909-0736
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
J. Casey McGlynn, Esq. Martin J. Waters, Esq. Mark M. Liu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 (858) 350-2300	John D. Prunty Chief Financial Officer Optimer Pharmaceuticals, Inc. 10110 Sorrento Valley Road, Suite C San Diego, CA 92121 (858) 909-0736	Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion, dated December 15, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

             Shares

Common Stock

Price $           per share

We are offering             shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                    and $                    per share.

We expect our common stock to be listed on the Nasdaq Global Market under the symbol "OPTR."

This investment involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses to Optimer Pharmaceuticals, Inc.	$	$

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                           , 2007.

Piper Jaffray	Jefferies & Company

JMP Securities	Rodman & Renshaw

The date of this prospectus is                           , 2007.

You should rely only on the information contained in this prospectus and in any free writing prospectus that we provide. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the accompanying notes. References in this prospectus to "we," "us" and "our" refer to Optimer Pharmaceuticals, Inc., unless the context requires otherwise.

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative anti-infective products. Our initial development efforts address products that treat gastrointestinal infections and related diseases where current therapies have limitations, including diminished efficacy, serious adverse side effects, drug-to-drug interactions, difficult patient compliance and bacterial resistance. We currently have two late-stage anti-infective product candidates, Difimicin and Prulifloxacin.

Difimicin, our lead product candidate, is an antibiotic currently in a Phase 2b/3 registration trial for the treatment of Clostridium difficile-associated diarrhea, or CDAD, the most common nosocomial, or hospital-acquired, diarrhea. CDAD is caused by infection of the lining of the colon by C. difficile bacteria, which results in severe diarrhea and, in serious cases, death. The U.S. Food and Drug Administration, or FDA, granted Difimicin Fast Track status for the treatment of CDAD and selected it to be the only investigational new drug in the Division of Anti-Infective and Ophthalmology Products' Continuous Marketing Applications, or CMA, Pilot 2 Program. These FDA programs are designed to facilitate and expedite development and marketing of drugs that address serious conditions for which there are no effective treatments, but participation in the programs will not eliminate any phase of clinical development. We believe that Difimicin is highly active against C. difficile, has a favorable safety profile and offers a more convenient dosing regimen than current treatments for CDAD.

We are developing Prulifloxacin for the treatment of infectious diarrhea. Prulifloxacin is an antibiotic currently in a Phase 3 trial for the treatment of travelers' diarrhea, a form of infectious diarrhea, with a second Phase 3 trial expected to be initiated in the fourth quarter of 2006. We acquired the exclusive U.S. rights to develop and commercialize Prulifloxacin from Nippon Shinyaku Co., Ltd. in June 2004. Prulifloxacin has been marketed by other companies in Japan since 2002 to treat a wide range of bacterial infections, including infectious diarrhea, and in Italy since 2004 to treat urinary tract infections and respiratory tract infections, or RTIs. Prulifloxacin has been established by other parties to be well-tolerated as demonstrated by its use in the treatment of over two million patients. We believe that Prulifloxacin has a more convenient dosing regimen than current treatments for travelers' diarrhea, is active against a broad set of gastrointestinal pathogens and has a favorable safety profile.

We are developing additional product candidates using our proprietary technology, including our Optimer One-Pot Synthesis, or OPopS, drug discovery platform. OPopS is a computer-aided method that enables the rapid and low cost synthesis of a wide array of carbohydrate-based compounds. Using this technology, we have identified product candidates for treating RTIs, serious nosocomial infections, breast cancer and osteoarthritis, a degenerative joint disease. We intend to license these product candidates opportunistically to third-party partners for further clinical development. We currently have no products approved for commercial sale and to date we have not generated any revenues from product sales.

Our Market Opportunity

The combined market for prescription antibacterial drugs in 2004 for the United States, Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20.0 billion, according to IMS Health, an independent marketing research firm. We believe there is a growing market for new anti-infective products due to limitations of current antibiotic treatments. These shortcomings include diminished efficacy, serious adverse side effects, drug-to-drug interactions, difficult patient compliance and bacterial resistance. We estimate that CDAD affected over 500,000 patients in the United States in 2005. The total projected annual cost for treating CDAD in Europe is approximately $3.8 billion according to data presented at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. In addition, we estimate that approximately 23 million patients are treated with antibiotics for infectious diarrhea annually in the United States. The U.S. Centers for Disease Control and Prevention, or CDC, estimates that for the years 2005 and 2006 there are approximately 50,000 cases of travelers' diarrhea each day among the 50 million worldwide annual travelers to developing countries.

Our Product Candidates

The following table summarizes our product candidates and their current development status:

Product Candidate	Target Indications	Development Status	Commercial Rights
Anti-Infectives

Difimicin (OPT-80)(1)	CDAD treatment	Phase 2b/3	Optimer worldwide, except North America(2)
	CDAD prophylaxis	Proof-of-concept Trial(3)
	Prevention of VRE bloodstream infections	Proof-of-concept Trial(3)
MRS prophylaxis
	Nasal carriage	Formulation
	Catheter-related	Formulation

Prulifloxacin (OPT-99)(4)	Infectious diarrhea	Phase 3	Optimer U.S.

OPT-1068 and OPT-1273	Respiratory tract infections	Pre-clinical	Cempra worldwide(5)

Other Therapeutic Areas

OPT-822/OPT-821 Combination Therapy	Breast cancer	Planning Phase 2	Optimer worldwide

OPT-88	Osteoarthritis	Pre-clinical	Optimer worldwide

(1)
We filed an investigational new drug application, or IND, with the FDA for Difimicin (OPT-80) in August 2003.
(2)
We have granted our partner Par Pharmaceutical, Inc., or Par, rights to market Difimicin in North America and, at its option, Israel. We have the right to receive royalties from Par on any sales of Difimicin.
(3)
A proof-of-concept trial is an exploratory clinical trial to provide or establish evidence that a product candidate is efficacious for a target indication.
(4)
We filed an IND with the FDA for Prulifloxacin (OPT-99) in December 2005.
(5)
We have the right to receive royalties from Cempra Pharmaceuticals, Inc. on any sales of OPT-1068 and OPT-1273.

Difimicin (OPT-80)

Difimicin is a differentiated antibiotic for the treatment of CDAD. We believe that Difimicin offers advantages over current treatments due to its superior activity against C. difficile, low rates of recurrence, evidence of low C. difficile resistance, minimal systemic exposure, limited disruption of normally occurring gastrointestinal bacteria and convenient dosing regimen. Our studies indicate that Difimicin acts by inhibiting RNA polymerase, a bacterial enzyme, which results in the death of specific bacteria such as C. difficile. In May 2006, we initiated a Phase 2b/3 trial to compare the safety and efficacy of Difimicin dosed at 200 mg twice daily (400 mg/day), versus oral vancomycin, the only FDA-approved drug for the treatment of CDAD, dosed at 125 mg every six hours (500 mg/day) for ten days. In the initial Phase 2b trial, we plan to enroll a total of 100 CDAD patients at approximately 20 sites. Following an interim-blinded safety analysis by an independent data safety monitoring board, we intend to transition this trial to a Phase 3 trial in the first quarter of 2007. We plan to expand the number of sites in this trial to approximately 100 and target total enrollment of approximately 664 CDAD patients. We anticipate receiving data from this trial in the fourth quarter of 2007. We plan to initiate a second Phase 3 pivotal trial of the same design in the first quarter of 2007 and anticipate receiving data from this trial in the first quarter of 2008. If both trials are successful, we intend to file a new drug application, or NDA, in the second half of 2008.

In July 2005, we completed a Phase 2a open-label, dose-ranging, randomized safety and clinical evaluation study of Difimicin in patients with CDAD at five sites. A primary endpoint of the trial was clinical cure of CDAD. Among the 45 evaluated patients, only four patients failed to achieve clinical cure by the end of ten days of therapy, two of whom were in the lowest 100 mg/day dose group and two of whom were in the 200 mg/day dose group. None of the patients in the 400 mg/day dose group failed to achieve clinical cure. Two of the cured patients experienced recurrence within the six-week study period following therapy. The median cure times, or time-to-resolution of diarrhea, were as follows: 5.5 days for the 100 mg/day dose group, 3.5 days for the 200 mg/day dose group and 3.0 days for the 400 mg/day dose group.

In April 2005, we entered into an agreement with Par Pharmaceutical, Inc., or Par, a wholly-owned subsidiary of Par Pharmaceutical Companies, Inc. pursuant to which we and Par are exclusively collaborating to develop and commercialize Difimicin. We granted to Par an exclusive royalty bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We have rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. We also granted to Par a non-exclusive license to manufacture Difimicin in its territory. We retained all other rights to Difimicin in the rest of the world, and we must pay Par low single-digit royalties on our net sales of Difimicin in certain markets.

We are also pursuing the development of Difimicin for additional indications in collaboration with Par. We believe Difimicin may be effective for CDAD prophylaxis, or the prevention of CDAD. Independent investigators at Oxford University are planning to conduct a proof-of-concept clinical trial of Difimicin for CDAD prophylaxis targeting 2,000 subjects in the second half of 2007. In addition, we are planning to conduct a proof-of-concept clinical trial for the prevention of nosocomial infections by vancomycin-resistant Enterococci, or VRE, and we are developing a formulation for methicillin-resistant Staphylococci, or MRS, prophylaxis. Enterococci are common bacteria that reside in the gastrointestinal tract, or GI tract, and Staphylococci are common bacteria that reside on the skin and in the GI tract.

Prulifloxacin (OPT-99)

We are developing Prulifloxacin for the treatment of infectious diarrhea, including travelers' diarrhea, which can be caused by a broad range of bacteria. Prulifloxacin is a prodrug, or an inactive form of the compound, that converts in the body to the active form ulifloxacin following oral administration. Ulifloxacin, a compound that inhibits bacterial DNA replication, has demonstrated activity against a wide range of the bacteria that can cause infectious diarrhea. We are currently conducting the first of two Phase 3 trials of Prulifloxacin for the treatment of travelers' diarrhea in 375 patients located in the United States, Mexico and Peru. We plan to initiate a second Phase 3 trial of 250 patients in the fourth quarter of 2006 in India and we plan to add additional sites in other countries such as Guatemala, Thailand and Kenya. Both trials will be double-blind and placebo-controlled. The primary endpoint for the trials is the time to last unformed stool. We intend to conduct a 320-patient Phase 4 trial subsequent to NDA submission to compare Prulifloxacin to ciprofloxacin, an antibiotic commonly used to treat infectious diarrhea. We believe that Prulifloxacin is active against a broad set of gastrointestinal pathogens, has a favorable safety profile and has a more convenient dosing regimen than current treatments for travelers' diarrhea.

Other Pipeline Product Candidates

Using our OPopS technology, we are developing a pipeline of promising new drug candidates, which we intend to license opportunistically to third-party partners. Our anti-infective product candidates in pre-clinical studies include OPT-1068 and OPT-1273 for the treatment of RTIs, both of which have been out-licensed to Cempra Pharmaceuticals, Inc. Product candidates outside of our core anti-infective area include the OPT-822/OPT-821 combination therapy for the treatment of breast cancer and OPT-88 for the treatment of osteoarthritis. We currently retain all development and marketing rights to the OPT-822/OPT-821 combination therapy and OPT-88.

Our Drug Discovery Platform

OPopS is the core of our proprietary drug discovery platform. We acquired worldwide rights to the technology underlying OPopS from The Scripps Research Institute in July 1999. We have built approximately 500 carbohydrate building blocks, and through our proprietary OptiMer software program, we are able to rapidly and reliably produce a wide variety of carbohydrate-based molecules. With OPopS, we are able to reduce the time required for the synthesis of these molecules from weeks or months to hours. We intend to use our drug discovery platform, including the OPopS technology, to identify additional novel carbohydrate-based product candidates with significant commercial potential.

Our Strategy

Our principal objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of innovative anti-infective compounds, with an initial focus on gastrointestinal infections and related diseases. To achieve these objectives, our strategy includes the following key elements:

  •
  Build a branded anti-infective franchise through current and in-licensed product candidates;

  •
  Develop our lead product candidates for clinical and regulatory approval;

  •
  Build marketing and sales capabilities in our core markets; and

  •
  Leverage our internal discovery capabilities and expertise in carbohydrate chemistry to expand our portfolio of product candidates.

Risks Related to Our Business

We are a relatively early-stage biopharmaceutical company and our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in "Risk Factors" beginning on page 9:

  •
  We are a company with limited sources of revenues, and we are largely dependent on the success of our lead product candidate Difimicin and, to a lesser degree, our other lead product candidate Prulifloxacin;

  •
  We have no products approved for commercial sale and, to date, we have not generated any revenues from product sales;

  •
  We have incurred significant operating losses since inception, including an accumulated deficit of approximately $47.5 million as of September 30, 2006, and anticipate that we will incur continued losses for the foreseeable future;

  •
  If we fail to obtain additional financing, we may be unable to complete the development and commercialization of Difimicin and Prulifloxacin and other product candidates, or continue our other research and development programs;

  •
  The clinical and commercial success of Difimicin depends on our collaboration with Par and any loss of Par as a partner, or any adverse developments in our collaboration, could materially harm our business and prospects;

  •
  If we are unable to obtain FDA approval of our product candidates, we will not be able to commercialize them in the United States, and our ability to generate revenues and achieve and sustain profitability will be significantly diminished;

  •
  Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results;

  •
  Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to achieve regulatory approval and commence product sales as currently contemplated; and

  •
  If we fail to gain and maintain approval from regulatory authorities in international markets for Difimicin and any future product candidates for which we have rights in international markets, our market opportunities will be limited.

Corporate Information

We were incorporated under the laws of the state of Delaware on November 18, 1998. Our principal executive offices are located at 10110 Sorrento Valley Road, Suite C, San Diego, CA 92121, and our telephone number is (858) 909-0736. Our web site address is http://www.optimerpharma.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

The names "Optimer" and "Optimer Pharmaceuticals" are trademarks for which we have filed applications. The name "OPopS" is our registered service mark. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares
Common stock outstanding after the offering	shares
Use of proceeds
To fund clinical trials and other research and development activities for Difimicin, Prulifloxacin and our other product candidates; to build our marketing and sales capabilities and initiate commercial activities for Difimicin and Prulifloxacin; and to fund working capital, capital expenditures and other general corporate purposes.
Proposed Nasdaq Global Market symbol	OPTR

The number of shares of common stock that will be outstanding immediately after this offering is based on 32,053,919 shares of common stock outstanding as of September 30, 2006 and excludes:

  •
  3,432,812 shares of common stock issuable upon the exercise of options under our 1998 stock plan outstanding as of September 30, 2006, with a weighted average exercise price of $0.50 per share;

  •
  611,169 shares of common stock reserved for future issuance as of September 30, 2006 under our 1998 stock plan, which shares will become available for grant and issuance under our 2006 equity incentive plan and will no longer be available under our 1998 stock plan upon the completion of this offering;

  •
  shares of common stock reserved for future issuance under our employee stock purchase plan and 2006 equity incentive plan, each of which will become effective upon the completion of this offering, and both of which contain provisions that automatically increase the number of shares reserved each year, as more fully described in "Management — Employee Benefit Plans"; and

  •
  2,570,567 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2006, with a weighted average exercise price of $0.62 per share.

Except as otherwise indicated, all information in this prospectus assumes:

  •
  a         -for-         reverse split of our capital stock to occur prior to the completion of this offering;

  •
  the conversion of all our outstanding shares of preferred stock into 26,467,428 shares of common stock upon the completion of this offering;

  •
  the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the following summary of our consolidated statements of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the accompanying notes to those statements, as well as "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

The pro forma as adjusted balance sheet data reflects the balance sheet data as of September 30, 2006, as adjusted for the sale of             shares of our common stock in this offering at an assumed initial offering price to the public of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the automatic conversion of all preferred stock into common stock upon the completion of this offering.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Collaboration and grant revenues	$542	$1,111	$2,147	$1,451	$847
Operating expenses:
Research and development	7,910	8,571	7,047	4,644	7,343
General and administrative	2,856	2,697	2,782	2,167	2,320

Total operating expenses	10,766	11,268	9,829	6,811	9,663

Loss from operations	(10,224)	(10,157)	(7,682)	(5,360)	(8,816)
Interest income (expense) and other, net	441	247	237	(33)	931

Net loss	(9,783)	(9,910)	(7,445)	(5,393)	(7,885)
Accretion to redemption amount of redeemable convertible preferred stock	(13)	(12)	(223)	(141)	(247)

Net loss attributable to common stockholders(1)	$(9,796)	$(9,922)	$(7,668)	$(5,534)	$(8,132)

Basic and diluted net loss per share attributable to common stockholders(1)
Historical	$(2.31)	$(2.20)	$(1.48)	$(1.08)	$(1.49)

Pro forma (unaudited)			$(0.29)		$(0.25)

Weighted average shares outstanding(1)
Historical	4,233	4,515	5,164	5,142	5,444

Pro forma (unaudited)			26,114		32,008

(1)
Please see Note 1 to our notes to consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss attributable to common stockholders per share and the number of shares used in the computation of the per share amounts.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted(2)
	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,652	$
Working capital	21,422
Total assets	25,483
Redeemable convertible preferred stock	65,325
Accumulated deficit	(47,542)
Total stockholders' equity (deficit)	(42,857)

(2)
Each $1.00 increase or decrease in the assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity (deficit) by $                     million, assuming the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below, which we believe are the material risks of our business and this offering, before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and accompanying notes.

Risks Related to Our Business

We are a company with limited sources of revenue, and we are largely dependent on the success of our lead product candidate Difimicin and, to a lesser degree, our other lead product candidate Prulifloxacin.

We are a biopharmaceutical company with no products approved for commercial sale and, to date, we have not generated any revenues from product sales. Our ability to generate future revenues depends heavily on our success in:

  •
  developing and securing U.S. and/or foreign regulatory approvals for Difimicin and Prulifloxacin and, to a lesser extent, other product candidates;

  •
  commercializing any product candidates for which we receive approval from the FDA; and

  •
  generating a pipeline of innovative product candidates utilizing our drug discovery platform or through licensing strategies.

Our product candidates will require extensive additional clinical study and evaluation, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities. We have not submitted an NDA, or received marketing approval for either Difimicin or Prulifloxacin, and we cannot be certain that either of these product candidates will be successful in clinical trials or receive regulatory approval. If we do not receive regulatory approval for and successfully commercialize Difimicin and Prulifloxacin, we will not generate any revenues from product sales for several years, if at all, and we may not be able to continue our operations.

We believe our initial success will be more dependent on Difimicin than Prulifloxacin, because we believe that our market for the treatment of Clostridium difficile-associated diarrhea, or CDAD, is larger than our market for the treatment of infectious diarrhea. Even if we successfully obtain regulatory approval to market Difimicin or Prulifloxacin, our revenues for either drug candidate are dependent upon the size of the markets in the territories for which we have commercial rights. If the markets for the treatment of CDAD or infectious diarrhea are not as significant as we estimate, our business and prospects will be harmed.

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have experienced significant operating losses since our inception in 1998. As of September 30, 2006, we had an accumulated deficit of approximately $47.5 million. We have generated no revenues from product sales to date. We have funded our operations to date from the sale of approximately $70.0 million of our securities and through research funding pursuant to collaborations with partners or government grants. We expect to continue to incur substantial additional operating losses for the next several years as we advance our clinical trials and research and development initiatives and build our marketing and sales capabilities. Because of the numerous risks and uncertainties associated with developing and commercializing antibiotics, we are unable to predict the extent of any future losses. We may never successfully commercialize our product candidates and thus may never have any significant future revenues or achieve and sustain profitability.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of Difimicin, Prulifloxacin and other product candidates, or continue our other research and development programs.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

  •
  complete the clinical development of Difimicin and Prulifloxacin;

  •
  license or acquire additional product candidates;

  •
  launch and commercialize any product candidates for which we receive regulatory approval, including building our own sales force to address certain markets; and

  •
  continue our research and development programs to advance our product pipeline.

We estimate that our net proceeds from this offering will be approximately $             million, based upon an assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments will be sufficient to fund our capital requirements for at least the next twelve months. We will require additional capital to complete the development and commercialization of our current lead product candidates Difimicin and Prulifloxacin. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may require us to pledge our assets as collateral or involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives. We also could be required to:

  •
  seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

  •
  relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

Any of the above events could significantly harm our business and prospects and could cause our stock price to decline.

The clinical and commercial success of Difimicin depends on our collaboration with Par. Any loss of Par as a partner, or any adverse developments in our collaboration, could materially harm our business and prospects.

In April 2005, we entered into a collaboration agreement with Par pursuant to which we and Par exclusively collaborate in the development and commercialization of Difimicin. We granted to Par an exclusive royalty bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We also granted to Par a non-exclusive license to manufacture Difimicin in its territories. We retained all other rights to Difimicin in the rest of the world. We are responsible for funding up to $16.4 million of the budgeted $19.4 million of costs associated with the Phase 2b/3 and Phase 3 clinical trials of Difimicin and will be responsible for any additional expenses associated with changes in trial design required by the FDA or errors or omissions caused by us. We are collaborating closely with Par in the pre-clinical and clinical development of Difimicin. However, we have limited or no control over the amount and timing of resources that Par will dedicate to the development, approval and marketing of Difimicin. If the FDA approves Difimicin, Par will have responsibility for manufacturing, marketing and selling the approved product in the United States.

We are subject to a number of additional risks associated with our dependence on our collaboration with Par. Conflicts may arise between Par and us, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, Par may act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and Par could result in one or more of the following, each of which could delay or prevent the development or commercialization of Difimicin, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

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  reductions in the payment of royalties or other payments we believe are due under our collaboration agreement;

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  uncertainties regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations or commercializing such rights upon any termination of our collaboration with Par;

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  actions taken by Par inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration; or

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  unwillingness on the part of Par to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

In addition, Par may shift its research, development, manufacturing and commercialization resources to other product opportunities including those that might be competitive with Difimicin.

Par could also fail to effectively manage the manufacturing relationship with Biocon Limited, or Biocon, Par's supplier of the active pharmaceutical ingredient, or API, for Difimicin. Biocon, located in India, will be subject to ongoing periodic unannounced inspections by the FDA and other agencies for compliance with current good manufacturing practices regulations, or cGMP, and similar foreign standards. Par could fail to monitor Biocon's compliance with these regulations and standards and Biocon's failure to comply could result in a temporary or permanent shutdown of Biocon's manufacturing operations, which would interrupt clinical or commercial supplies of Difimicin. In such event, we or Par would be required to find and qualify an alternative supply of Difimicin, which might not be available in the necessary quantities or on suitable terms for our clinical or commercial needs. Any alternative manufacturer would be required to be approved by the FDA and other regulatory authorities. In addition, the search for an alternative supply of Difimicin could be time consuming, causing distraction on the part of our management team and potential delay of clinical trials, regulatory approvals or subsequent commercial sales of Difimicin.

Par has the right to assign its rights under the collaboration agreement without our consent to an entity which acquires substantially all of its assets or its business relating to Difimicin. In addition, Par has the right to sublicense its rights under the collaboration agreement without our consent. If such an event were to occur, we would have no ability to determine the party that would assume Par's obligations under the collaboration agreement. There can be no assurance that the assignee or sublicensee of Par's rights would develop and commercialize Difimicin to the same extent that Par would have or, in any case, to our satisfaction. If any assignee or sublicensee of Par does not expend efforts to further develop and commercialize Difimicin, our ability to commercialize Difimicin would be significantly harmed, which would adversely affect our business and prospects. In addition, we are entitled to a percentage of the net amounts received by Par from any sublicensee, including upfront payments and royalties. To the extent that Par does not sublicense its rights under the collaboration on favorable terms or the sublicensee does not successfully commercialize Difimicin, our economic rights under the collaboration agreement could be adversely affected.

Furthermore, Par could terminate our collaboration agreement upon our material breach of the agreement, in the event of our bankruptcy, upon 60 days' prior written notice at its discretion or upon 90 days' prior written notice if Par provides written notice of its determination to discontinue or not to pursue regulatory approval and/or commercial sale of Difimicin in its territory. If we cannot commercialize Difimicin, we will have to rely solely on Prulifloxacin and certain earlier stage product candidates for any future revenues, and our ability to achieve and sustain profitability will be materially and adversely harmed. If either we or Par do not perform our respective obligations under, or devote sufficient resources to, our collaboration, or if we and Par do not work effectively together, Difimicin may not be successfully approved and commercialized. If our collaboration were to be terminated, we would need to establish an alternative collaboration and may not be able to do so on acceptable terms or at all. We do not currently have the resources necessary to develop and market Difimicin on our own.

If we are unable to obtain FDA approval of our product candidates, we will not be able to commercialize them in the United States.

We need FDA approval prior to marketing our product candidates in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States, which will significantly impair our ability to generate any revenues.

This regulatory review and approval process, which includes evaluation of pre-clinical studies and clinical trials of our product candidates as well as the evaluation of our manufacturing processes and our third-party contract manufacturers' facilities, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication for which approval is sought. Satisfaction of the approval requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might receive regulatory approvals for any of our product candidates currently under development. Moreover, any approvals that we obtain may not cover all of the clinical indications for which we are seeking approval, or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, our ability to generate revenues from such products would be greatly reduced and our business would be harmed.

The FDA has substantial discretion in the approval process and may either refuse to consider our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. If the FDA does not consider or approve our application, it may require that we conduct additional clinical, pre-clinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be successful or considered sufficient by the FDA for approval or even to make our applications approvable. If any of these outcomes occur, we may be forced to abandon one or more of our applications for approval, which might significantly harm our business and prospects.

Even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations on the indicated uses for which we may market the product. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to commence product sales. Moreover, recent events, including complications arising from FDA-approved drugs such as Vioxx and Ketek, have raised questions about the safety of marketed drugs and may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory approvals. This increased scrutiny by regulatory authorities may result in significant delays in obtaining regulatory approvals, as well as more stringent product labeling and post-marketing testing requirements. Any delay in obtaining, or an inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability.

Although the FDA has granted Fast Track status to Difimicin and selected it for participation in a CMA Pilot 2 Program, we cannot be certain that we will receive any benefits from these designations or that the designations will expedite regulatory review or approval of Difimicin. Participation in these programs will not eliminate any phase of clinical development. Moreover, our participation in the CMA Pilot 2 Program will involve frequent scientific discussions and other interactions with the staff of the FDA during the investigational new drug phase of our development of Difimicin. These frequent discussions could subject Difimicin to a greater level of scrutiny than it might otherwise have received or require us to make more frequent submissions and endure other burdens that would have been avoided if we had not participated in the program. Therefore, despite any potential benefits of Difimicin's Fast Track and CMA Pilot 2 Program designations, significant uncertainty remains regarding the clinical development and regulatory approval process for Difimicin.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical testing. The time required to obtain approval by the FDA and similar foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials, depending upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change. We have not obtained regulatory approval for any product candidate.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

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  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;

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  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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  the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

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  we may be unable to demonstrate that a product candidate presents an advantage over existing therapies, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

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  the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

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  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application or other submission or to obtain regulatory approval in the United States or elsewhere;

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  the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; and

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  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to achieve regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. Difimicin is currently in a Phase 2b/3 clinical trial for the treatment of CDAD. We anticipate receiving data from this trial in the fourth quarter of 2007. We plan to initiate a second Phase 3 pivotal trial of the same design in the first quarter of 2007 and anticipate receiving data from this trial in the first quarter of 2008. If both trials are successful, we intend to file an NDA in the second half of 2008. In addition, we and third parties such as independent investigators at Oxford University are currently planning to conduct clinical and proof-of-concept clinical trials for other indications of Difimicin. Prulifloxacin is in two Phase 3 trials for the treatment of travelers' diarrhea. We intend to conduct a Phase 4 trial of Prulifloxacin subsequent to NDA submission to compare Prulifloxacin to ciprofloxacin. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, in obtaining institutional review board approval at each site, in recruiting suitable patients to participate in a trial, in having patients complete a trial or return for post-treatment follow-up, in clinical sites dropping out of a trial, in adding new sites or in obtaining sufficient supplies of clinical trial materials. Many factors affect patient enrollment, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials, clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating and whether the clinical trial design involves comparison to placebo. Several of our principal investigators have stated that the rate of enrollment in the clinical trials for Difimicin has been less than anticipated. As a result, we now expect to transition the trial to Phase 3 in the first quarter of 2007 as opposed to the fourth quarter of 2006 as originally scheduled. If we continue to experience lower than expected enrollment in the trials, the trials may not be completed as currently scheduled. Furthermore, with respect to the clinical trials conducted by third parties, we will have no control over their timing or success.

We could encounter delays if prescribing physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing antibiotics that have established safety and efficacy profiles or with administering placebo to patients in our placebo-controlled trials. Further, a clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, our Prulifloxacin product candidate treats bacterial infections which tend to peak during high travel seasons. As a result, during certain times of the year, it is more difficult to enroll patients in our trials for Prulifloxacin. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may be required to suspend or discontinue clinical trials due to adverse events, adverse side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants. In previous clinical trials of Difimicin, certain patients experienced non-drug related adverse events. Patients treated with Prulifloxacin have experienced drug-related side effects including abdominal pain, diarrhea, nausea, renal toxicities, cardiac arrhythmias, photosensitivity, rash, excessive flushing of the skin and central nervous system effects, such as seizures. The FDA recommended that we conduct a study to determine the effect, if any, of Prulifloxacin on the prolongation of the QT interval, a condition that is associated with potentially life-threatening cardiac arrhythmias. Our future clinical trials will involve testing in larger patient populations, which could reveal a high prevalence of these or other side effects. In such event, our trials would be interrupted, delayed or halted and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Even if we believe our product candidates are safe, our data is subject to review by the FDA, which may disagree with our conclusions and delay or deny approval of our product candidates which would significantly harm the commercial prospects of such product candidates. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse side effects as a result of participating in our clinical trials. Any of these occurrences may harm our business and prospects significantly.

We and our collaborators rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we and our collaborators may not be able to obtain regulatory approval for or commercialize our product candidates.

We and our collaborators have entered into agreements with third-party CROs, such as Advanced Biologics, LLC, or Advanced Biologics, to provide monitors for and to manage data for our on-going clinical programs. We and the CROs conducting clinical trials for our product candidates are required to comply with current good clinical practices, or GCPs, regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or the CROs conducting clinical trials of our product candidates fail to comply with applicable GCPs, the clinical data generated in the clinical trials may be deemed unreliable and the FDA may require additional clinical trials before approving any marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any clinical trials of our product candidates comply with GCPs. In addition, our clinical trials must be conducted with product produced under cGMP regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would be costly and delay the regulatory approval process and commercialization of our product candidates.

Typically, the CROs conducting clinical trials of our product candidates have the right to terminate their agreements with us or our collaborators upon notice in the event of an uncured material breach. In addition, some CROs have an ability to terminate their respective agreements with us if we fail to perform our obligations, if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. Advanced Biologics has been heavily involved in the clinical development and regulatory approval process for our lead product candidates and possesses significant experience with the regulatory process. We substantially rely on Advanced Biologics to conduct the clinical trials for Difimicin and Prulifloxacin. Advanced Biologics has also subcontracted with other third-party CRO's for various aspects of the clinical trials. If any relationships with Advanced Biologics or these other third-party CROs terminate, we or our collaborators may not be able to enter into arrangements with alternative CROs or we may enter into arrangements with alternative CROs that do not have the expertise or relationships that Advanced Biologics has with government agencies. In addition, these third-party CROs are not our employees, and we cannot control whether or not they devote sufficient time and resources to our on-going clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could harm our competitive position. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

If we fail to gain and maintain approval from regulatory authorities in international markets for Difimicin and any future product candidates for which we have rights in international markets, our market opportunities will be limited.

Sales of our product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing of our product candidates in those countries. This is particularly important for the commercialization of Difimicin for which we only have exclusive rights to market the product candidate outside the United States, and for which we have the right to receive royalties in Canada, Puerto Rico and Israel. Approval in one jurisdiction does not ensure approval in any other jurisdictions. Obtaining foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional pre-clinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay the introduction of our products in those countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in others. Other than Prulifloxacin, which is sold by other parties in Japan, Italy and certain other European countries, none of our product candidates is approved for sale in any international market for which we have rights, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in our international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to generate revenues will be diminished, which would significantly harm our business, results of operations and prospects.

We currently have no marketing and sales organization and have no experience in marketing drug products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenues.

We currently do not have a sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize any products, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If approved by the FDA, Par will have the exclusive right to market Difimicin in the United States, Puerto Rico and Canada and potentially Israel. We and Par have, and may in the future, engage in discussions with potential partners in order to maximize the commercialization potential of Difimicin. Throughout the rest of the world, we plan to build our own marketing and sales force to commercialize Difimicin in our core markets and will seek third-party partners in our non-core markets. We own exclusive rights to commercialize Prulifloxacin in the United States, and we contemplate establishing our own sales force or seeking third-party partners to sell Prulifloxacin in the United States. The establishment and development of our own sales force to market any products we may develop will be expensive and time consuming and could delay any product launch, and we cannot be certain that we will be able to successfully develop this capability. We will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. To the extent we rely on third parties, such as Par or its potential sublicensees, to commercialize our approved products, if any, we will receive less revenues than if we commercialized these products ourselves. In addition, we may have little or no control over the sales efforts of Par or any other third parties involved in our commercialization efforts. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize our product candidates which would negatively impact our ability to generate product revenues.

We may not be able to adequately build our own marketing and sales capabilities or enter into acceptable agreements to market and commercialize Difimicin successfully in international markets.

If appropriate regulatory approvals are obtained, we intend to commercialize Difimicin in international markets by building our own marketing and sales force and through collaboration arrangements with third parties. Our collaboration with Par does not cover any markets outside of the United States, Puerto Rico, Canada and Israel. We may not be able to enter into collaboration arrangements in international markets on favorable terms or at all. In addition, there can be no guarantee that if we enter into these collaboration arrangements with other parties that they will be successful or result in more revenues than we could obtain by marketing Difimicin on our own. We also plan to develop our own marketing and sales force. We anticipate marketing Difimicin in a number of countries in Europe and Latin America to hospital-based and long-term care physicians, including gastroenterologists, infectious disease specialists and internists. These efforts may not be successful as we have no relationships among such hospital-based and long-term care physicians. There is no guarantee that we will be able to develop an effective international sales force to successfully commercialize our products in these international markets. If we are unable to develop an effective international sales force and fail to enter into collaboration arrangements for our products, our ability to generate product revenues would be limited, which would adversely affect our business, financial condition, results of operations and prospects.

If our product candidates are unable to compete effectively with branded and generic antibiotics, our commercial opportunity would be reduced or eliminated.

If approved, our lead product candidates will compete against both branded antibiotic therapies, such as Vancocin Pulvules with respect to Difimicin and Xifaxan® with respect to Prulifloxacin, and generic antibiotics such as metronidazole and vancomycin with respect to Difimicin and ciprofloxacin with respect to Prulifloxacin. In addition, we anticipate that Difimicin will compete with other antibiotic and anti-infective product candidates currently in development for the treatment of CDAD, such as Tolevamer™, a toxin absorber being developed by Genzyme Corporation, and Xifaxan®, an antibiotic being developed by Salix Pharmaceuticals, Ltd. Many of these products have been or will be developed and marketed by major pharmaceutical companies, who have significantly greater financial resources and expertise in research and development, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing approved products than we do. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

We anticipate that, if approved, Difimicin and Prulifloxacin will face increasing competition in the form of generic versions of branded products of competitors that will lose their patent exclusivity. For example, Difimicin, if approved, will immediately face steep competition from an inexpensive generic form of metronidazole. Difimicin currently faces generic oral vancomycin competition in Europe and may face competition from generic oral vancomycin in the United States in 2008. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and are generally preferred by managed care providers of health services. For example, because metronidazole is sold at such a low price, we believe it will be difficult to sell Difimicin as a first-line therapy for the treatment of CDAD. If we are unable to demonstrate to physicians and patients that, based on experience, clinical data, side-effect profiles and other factors, our products are preferable to these generic antibiotic therapies, we may never generate meaningful product revenues. In addition, many antibiotics experience bacterial resistance over time because of their continued use. There can be no guarantee that bacteria would not develop resistance to Difimicin, Prulifloxacin or any of our other product candidates. Our commercial opportunity would also be reduced or eliminated if our competitors develop and commercialize generic or branded antibiotics that are safer, more effective, have fewer side effects or are less expensive than our product candidates.

We currently depend, and will in the future continue to depend, on third parties to manufacture our product candidates, including Difimicin and Prulifloxacin. If these manufacturers fail to provide us and our collaborators with adequate supplies of clinical trial materials and commercial product or neglect to comply with the requirements of regulatory authorities, we may be unable to develop or commercialize our products.

We outsource all manufacturing of clinical trial supplies of our product candidates to third parties. Our collaborators have arrangements with third-party manufacturers for clinical trial supplies but we currently do not have long-term supply arrangements with any third-party contract manufacturers. We intend to continue this practice of outsourcing the manufacture of our product candidates to third parties for any future clinical trials and large-scale commercialization of any product candidates that receive regulatory approval and become commercial drugs.

Our ability to develop and commercialize Difimicin and Prulifloxacin and any other product candidates depends in part on our ability to arrange for collaborators or other third parties to manufacture our products at a competitive cost, in accordance with strictly enforced regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We have not yet manufactured commercial batches of Difimicin, Prulifloxacin or any of our other product candidates. Collaborators or third-party manufacturers that we select to manufacture our product candidates for clinical testing or on a commercial scale may encounter difficulties with the small- and large-scale formulation and manufacturing processes required for such manufacture. Such difficulties could result in delays in clinical trials, regulatory submissions, or commercialization of our product candidates. The inability of us or our collaborators to enter into and maintain agreements with third- party manufacturers on acceptable terms, would cause shortages of clinical trial supplies of our product candidates, thereby delaying or preventing regulatory approval and/or commercialization of the affected product candidate, and adversely affecting our ability to generate revenues. Once a product candidate is approved and being marketed, such difficulties could also result in the later recall or withdrawal of the product from the market. Further, development of large-scale manufacturing processes will require additional validation studies, which the FDA must review and approve. Even if we are able to establish additional or replacement manufacturers, identifying these sources and entering into definitive supply agreements and obtaining regulatory approvals may take a substantial amount of time and cost and such supply arrangements may not be available on acceptable economic terms.

In addition, we, our collaborators and other third-party manufacturers of our products must comply with current strictly enforced cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. We and Par rely on Biocon to manufacture Difimicin drug supplies, and we rely on Nippon Shinyaku, which contracts with Juzen Chemical Corporation, or Juzen, and Angelini ACRAF/SpA, or Angelini, to manufacture Prulifloxacin drug supplies. The manufacturing facilities of Biocon and Juzen have been inspected and approved by the FDA for other companies' drug products; however, neither Biocon's nor Juzen's facilities have yet been approved for the manufacture of our drug supplies. Angelini's facilities have not been inspected or approved by the FDA. We, our collaborators or other third-party manufacturers of our products may be unable to comply with cGMP requirements and with other FDA, state, local and foreign regulatory requirements. We and our collaborators have little control over third-party manufacturers' compliance with these regulations and standards. A failure to comply with these requirements by our third-party manufacturers, including Biocon, Juzen and Angelini, could result in the issuance of untitled letters and/or warning letters from authorities, as well as sanctions being imposed on us, including fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall or withdrawal of product approval. In addition, we have no control over these manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel. If the safety of any quantities supplied by third parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain or maintain regulatory approval for or successfully commercialize one or more of our product candidates, which would harm our business and prospects significantly.

The commercial success of our product candidates will depend upon attaining significant market acceptance of these product candidates among physicians, patients, healthcare payors and the medical community.

None of our product candidates has been commercialized for any indication in territories for which we have rights. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe our product candidates, which would prevent us from generating revenues or becoming profitable. Market acceptance of Difimicin, Prulifloxacin and any of our future product candidates by physicians, healthcare payors and patients will depend on a number of factors, many of which are beyond our control, including:

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  the clinical indications for which the product candidate is approved;

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  acceptance by physicians and patients of each product candidate as a safe and effective treatment;

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  perceived advantages over alternative treatments;

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  the cost of treatment in relation to alternative treatments, including numerous generic antibiotics;

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  the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

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  the extent to which bacteria develop resistance to the product candidate, thereby limiting its efficacy in treating or managing infections;

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  whether the product candidate is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

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  the availability of adequate reimbursement by third parties, such as insurance companies and other healthcare payors;

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  limitations or warnings contained in a product's FDA-approved labeling;

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  relative convenience and ease of administration; and

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  prevalence and severity of adverse side effects.

Because Difimicin is a differentiated antibiotic for the treatment of CDAD, it may encounter additional hurdles to market acceptance by physicians, who may be skeptical about its clinical benefits or healthcare payors who may resist reimbursing a premium-priced therapeutic particularly in light of the availability of generic alternatives.

We plan to target our marketing of Prulifloxacin primarily to high-prescribing physicians of antibiotics for travelers' diarrhea, including those at travel clinics. Because of the number of these physicians in the United States, we will be required to expend significant time and resources to obtain broad market acceptance of Prulifloxacin among these physicians. We do not have experience in marketing to this population of physicians and do not currently have the resources to be able to conduct such marketing efforts on our own. As such, we may not be successful in any of these marketing efforts which would limit the commercial success of Prulifloxacin. In addition, because Prulifloxacin has already been marketed by other companies to treat a wide range of bacterial infections, including infectious diarrhea, urinary tract infections, or UTIs and RTIs, patients may be able to obtain Prulifloxacin from these other companies, and not from us, if Prulifloxacin is approved in the market where the patient is located. We have rights to Prulifloxacin only in the United States. These patients may obtain Prulifloxacin in these other markets from other companies even if the patients are from the United States.

If we fail to develop and commercialize other products or product candidates, we may be unable to grow our business.

A key element of our strategy is to commercialize a portfolio of new anti-infective products in addition to Difimicin and Prulifloxacin. As a significant part of our growth strategy, we intend to develop and commercialize additional products and product candidates through our discovery research program using our proprietary technology, including OPopS. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates and products that fit into our development plans on terms that are acceptable to us.

Any product candidate we identify may require additional development efforts prior to commercial sale, including pre-clinical studies, extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If we are unable to develop suitable potential product candidates through internal research programs or by obtaining rights to novel therapeutics from third parties, our business and prospects will suffer.

Our focus on drug discovery and development using our technology platform, including our patented proprietary OPopS drug discovery platform, is novel and unique. As a result, we cannot be certain that our product candidates will produce commercially viable drugs that safely and effectively treat infectious diseases or other diseases. To date, our technology platform has yielded only a small number of anti-infective product candidates. In addition, we do not have significant clinical data with respect to any of these potential product candidates. Even if we are successful in completing clinical development and receiving regulatory approval for one commercially viable drug for the treatment of one disease using our technology platform and carbohydrate chemistry focus, we cannot be certain that we will also be able to develop and receive regulatory approval for other drug candidates for the treatment of other forms of that disease or other diseases. If we fail to develop and commercialize viable drugs using our platform and specialized focus, we will not be successful in developing a pipeline of potential product candidates to follow Difimicin and Prulifloxacin, and our business prospects would be harmed significantly.

Our future growth depends on our ability to identify and acquire or in-license products. If we do not successfully identify and acquire or in-license related product candidates or integrate them into our operations, we may have limited growth opportunities.

We in-licensed the U.S. rights to Prulifloxacin from Nippon Shinyaku who, along with Meiji-Seika Kaisha Ltd., conducted the initial development of this product candidate. An important part of our business strategy is to continue to develop a pipeline of product candidates by acquiring or in-licensing products, businesses or technologies that we believe are a strategic fit for our business. Future in-licenses or acquisitions, however, may entail numerous operational and financial risks, including:

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  exposure to unknown liabilities;

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  disruption of our business and diversion of our management's time and attention to develop acquired products or technologies;

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  incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

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  higher than expected acquisition and integration costs;

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  increased amortization expenses;

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  difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

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  impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

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  inability to retain key employees of any acquired businesses.

We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. In particular, we may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

If we do not find collaborators for our future product candidates, we may be required to reduce or delay our rate of product development and commercialization and/or increase our expenditures.

Our strategy to develop and commercialize our product candidates in pre-clinical studies or early clinical trials includes entering into relationships with pharmaceutical or biotechnology companies to advance our programs. We may not be able to negotiate collaborations with these partners on acceptable terms. If we are not able to establish collaborative arrangements, we may be required to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense.

If we are able to identify and reach agreement with collaborators for our product candidates, those relationships will also be subject to a number of risks, including:

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  collaborators may not pursue further development and commercialization of product candidates resulting from our collaboration or may elect not to renew research and development programs;

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  collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct additional clinical trials or require the development of a new formulation of a product candidate for clinical testing;

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  a collaborator with marketing and distribution rights to one or more of our products may not commit sufficient resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

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  disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant litigation or arbitration.

Even if we successfully establish collaborations or commercial agreements, these relationships may never result in the successfully development or commercialization of any product candidates or the generation of sales or royalty revenues.

Our ability to pursue the development and commercialization of Prulifloxacin, our other product candidates and our future product candidates depends upon the continuation of our licenses from third parties.

Our license agreement with Nippon Shinyaku provides us with an exclusive license to develop and commercialize Prulifloxacin for any indication in the United States, with a right to sublicense to third parties. In the event Nippon Shinyaku is not able to supply us with Prulifloxacin, the license agreement provides us with a non-exclusive, worldwide right and license to manufacture or have Prulifloxacin manufactured for us. Either we or Nippon Shinyaku may terminate the license agreement immediately upon the bankruptcy or dissolution of the other party or upon a breach of any material provision of the agreement if the breach is not cured within 60 days following written notice. In addition, we are entitled to terminate the agreement in the event that the FDA compels us to cease sales of Prulifloxacin in the United States. If our license agreement with Nippon Shinyaku terminates, we will lose our rights to develop, manufacture and commercialize Prulifloxacin and our potential revenues would be limited. Similarly, if our agreement with The Scripps Research Institute, or TSRI, for the license of our OPopS technology is terminated, we will not be able to further develop future product candidates using our OPopS technology.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates, and will face an even greater risk if product candidates are introduced commercially. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for our product candidates;

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  injury to our reputation;

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  termination of clinical trial sites or entire clinical trial programs;

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  withdrawal of clinical trial participants;

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  significant litigation costs;

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  substantial monetary awards to or costly settlement with patients;

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  product recalls;

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  loss of revenues; and

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  the inability to commercialize our product candidates.

We may become dependent upon consumer perceptions of us and the safety and quality of our product candidates. We could be adversely affected if we or our product candidates are subject to negative publicity. We could also be adversely affected if any of our potential products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Also, because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of our potential products or any similar products distributed by other companies could have a material adverse impact on our results of operations.

We have global clinical trial liability insurance that covers our clinical trials up to a $6.0 million annual aggregate limit. Our current or future insurance coverage may prove insufficient to cover any liability claims brought against us. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates, which would increase our insurance premiums. Because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing significant regulatory obligations and oversight.

Even if we receive regulatory approval to sell our product candidates, the FDA and foreign regulatory authorities will likely impose significant restrictions on the indicated uses or marketing of such products, or impose ongoing requirements for potentially costly post-approval studies. In addition, following any regulatory approval of our product candidates, we and our collaborators will be subject to continuing regulatory obligations, such as requirements for storage, recordkeeping and safety reporting, and additional post-marketing obligations, including regulatory oversight of the labeling, packaging, promotion and marketing of our products. If we or our collaborators become aware of previously unknown problems with any of our product candidates here or overseas or at our third-party manufacturers' facilities, a regulatory agency may impose restrictions on our products, our third-party manufacturers or on us, including requiring us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our products, implement changes to, or obtain re-approvals of, our third-party manufacturers' facilities, or withdraw the product from the market. In addition, we or our collaborators may experience a significant drop in the sales of the affected products and our product revenues will be reduced, our reputation in the marketplace may suffer and we may become the target of lawsuits, including class action suits. Moreover, if we or our collaborators or third-party manufacturers fail to comply with applicable regulatory requirements, we may be subject to civil or criminal fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, costly new manufacturing requirements and criminal prosecution. Any of these events could harm or prevent sales of the affected products and reduce our related revenues or could substantially increase the costs and expenses of commercializing and marketing these products, which would significantly harm our business, financial condition and prospects.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Michael N. Chang, Ph.D., our President and Chief Executive Officer, Tessie M. Che, Ph.D., our Senior Vice President, Corporate Affairs, Youe-Kong Shue, Ph.D., our Vice President, Clinical Development, and Kevin P. Poulos, our Vice President, Marketing and Sales. The loss of services of any of Dr. Chang, Dr. Che, Dr. Shue or Mr. Poulos or one or more of our other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Replacing key employees may be difficult and costly and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop and commercialize products successfully. We do not maintain "key person" insurance policies on the lives of these individuals or the lives of any of our other employees. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice.

We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract or retain qualified management and scientific personnel on acceptable terms in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements, and our business and prospects may be harmed as a result.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 37 employees as of December 1, 2006. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, marketing, sales, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees and may take time away from running other aspects of our business, including development and commercialization of our product candidates. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

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  manage our development efforts effectively;

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  manage our current clinical trials for Difimicin and Prulifloxacin effectively;

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  integrate additional management, administrative and manufacturing personnel;

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  build a marketing and sales organization; and

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  maintain sufficient administrative, accounting and management information systems and controls.

We may not be able to accomplish these tasks, and accordingly, may not achieve our research, development and commercialization goals. Our failure to accomplish any of these goals could harm our financial results and prospects.

Third-party payor coverage and reimbursement may be insufficient or unavailable altogether for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures. Government third-party payors, such as the Medicare and Medicaid programs, and private payors, including health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels for these drugs. Because third-party payors increasingly are challenging prices charged and the cost-effectiveness of medical products, significant uncertainty exists as to the ability of our product candidates to receive adequate coverage and reimbursement. We cannot be sure that third-party payors will place our product candidates on approved formularies or that reimbursement will be available in whole or in part for any of our product candidates. Also, we cannot be sure that insufficient reimbursement amounts will not reduce the demand for, or the price of, our products.

Many healthcare providers, such as hospitals, receive a fixed reimbursement amount per procedure or other treatment therapy, and these amounts are not necessarily based on the actual costs incurred. As a result, these healthcare providers may choose only the least expensive therapies regardless of efficacy. We cannot guarantee that our product candidates will be the least expensive alternative and thus providers may decide not to use them or buy them for treatment.

We have not commenced efforts to have our product candidates reimbursed by government or third-party payors. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products successfully or at all, which would harm our business and prospects.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

We may face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The Medicare Modernization Act of 2003, or MMA, contains provisions that may change U.S. importation laws and expand consumers' ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of Health and Human

Services has not yet announced any plans to make the required certification. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service, and other government agencies. For example, Pub. L. No. 109-295, which was signed into law on October 4, 2006 and provides appropriations for the Department of Homeland Security for fiscal year 2007, expressly prohibits the U.S. Customs Service from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug and Cosmetic Act. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own product candidates could negatively impact our business and prospects.

Current healthcare laws and regulations and future legislative or regulatory reforms to the healthcare system may affect our ability to sell our product candidates profitably.

In both the United States and certain foreign jurisdictions, there have been, and we anticipate there will continue to be, a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. In particular, the MMA added an outpatient prescription drug benefit to Medicare, publicly funded health insurance program in the United States generally for the elderly and disabled, which became effective on January 1, 2006. Drug benefits under this new benefit are administered through private plans that negotiate price concessions from pharmaceutical manufacturers. We cannot be certain that Difimicin and Prulifloxacin or other current or future drug candidates will successfully be placed on the list of drugs covered by particular health plan formularies, nor can we predict the negotiated price for our drug candidates, which will be determined by market factors.

The MMA also changed the formula for determining payment for certain drugs, including injectable drugs provided in physician offices and other outpatient settings. Further, with respect to the Medicaid program, the Deficit Reduction Act of 2005 made changes to certain formulas used to calculate pharmacy reimbursement under Medicaid, the health insurance program in the United States generally for individuals and families with low incomes and resources, that are scheduled to go into effect on January 1, 2007. These changes could lead to reduced payments to pharmacies. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If Difimicin and Prulifloxacin or other current or future drug candidates are not included on these preferred drug lists, physicians may not be inclined to prescribe them to their Medicaid patients, thereby diminishing the potential market for our products.

As a result of legislative proposals and the trend towards managed healthcare in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse for newly-approved drugs, which in turn will put pressure on the pricing of drugs. Further, we do not have experience in ensuring approval by applicable third-party payors outside of the United States for reimbursement of our products. The availability of numerous generic antibiotics at lower prices than branded antibiotics can also be expected to substantially reduce the likelihood of reimbursement for Difimicin and Prulifloxacin. We also anticipate pricing pressures in connection with the sale of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

We must comply with federal and state "fraud and abuse" laws, and, if we are unable to fully comply with such laws, we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. We believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations would not result in a material adverse effect on our financial condition and results of operations.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our third-party manufacturers' activities and, to a lesser extent, our own activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. We currently have insurance coverage in the amount of approximately $250,000 for damage claims arising from contamination on our property. These amounts may not be sufficient to adequately protect us from liability for damage claims relating to contamination. If we are subject to liability exceeding our insurance coverage amounts, our business and prospects would be harmed. In the event of an accident, state or federal authorities may also curtail our use of these materials and interrupt our business operations.

Our business and operations would suffer in the event of computer, telecommunications or other system failure.

Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for Difimicin or Prulifloxacin could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability and the further development of our product candidates may be delayed.

Risks Related to Our Intellectual Property

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of the use, formulation and structure of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges, including those from generic drug manufacturers. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents, our patents or in third-party patents.

The degree of future protection for our proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

  •
  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our pending patent applications or licensed patents, or for which we are not licensed under our license agreements;

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  others may be able to make competing pharmaceutical formulations containing our product candidates or components of our product formulations but that are not covered by the claims of our licensed patents, or for which we are not licensed under our license agreements;

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  we or our licensors might not have been the first to make the inventions covered by our pending patent applications or the pending patent applications and issued patents of our licensors;

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  we or our licensors might not have been the first to file patent applications for these inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  it is possible that our pending patent applications or our licensed patent applications will not result in issued patents;

  •
  our pending patent applications or the pending patent applications and issued patents of our licensors may not provide us with any competitive advantages, may be designed around by our competitors, including generic drug companies, or may be held invalid or unenforceable as a result of legal challenges by third parties;

  •
  we may not develop additional proprietary technologies that are patentable; or

  •
  the patents of others may have an adverse effect on our business.

In addition, to the extent we are unable to obtain and maintain patent protection for one of our lead product candidates or in the event such patent protection expires, it may no longer be cost effective to extend our portfolio by pursuing additional development of a product candidate for follow-on indications. While we have filed patent applications for Difimicin with respect to formulations and manufacturing processes, we do not yet have any issued patents for Difimicin. Even if these patent applications become issued patents, our competitors, including generic drug companies, may be able to design around our manufacturing processes and formulations for Difimicin. As a result, our competitors may be able to develop competing products more effectively or less expensively. In addition, although we have patent protection on the use and formulations of Difimicin, patent protection is no longer available on the active ingredient of Difimicin without regard to formulation. As a result, our competitors, including generic drug companies, may be able to design more effective or less costly formulations of the active ingredient of Difimicin. In addition, assuming our clinical trials are successful and completed in a timely manner, we plan to launch Prulifloxacin for the treatment of infectious diarrhea no earlier than late 2008. However, the patent covering Prulifloxacin is scheduled to expire in February 2009, and due to this short remaining patent life we may be forced to abandon plans to pursue development and approval of Prulifloxacin for any indications, including infectious diarrhea. Although we currently plan to apply for an extension of this patent term until 2014, we cannot assure you that the U.S. Patent and Trademark Office, or PTO, will grant the extension for the full additional five years, or at all. In either event, our business and prospects would be harmed significantly.

We depend, in part, on our licensors and collaborators to protect a portion of our proprietary rights. In such cases, our licensors and collaborators may be primarily or wholly responsible for the maintenance of patents and prosecution of patent applications relating to important areas of our business. For example, Par may develop or have other parties develop pharmaceutical formulations or manufacturing processes for Difimicin. In such cases, Par will be primarily or wholly responsible for the maintenance of patents and prosecution of patent applications relating to such technology. In addition, Nippon Shinyaku, Sloan-Kettering Institute for Cancer Research, or SKI, TSRI and Cempra Pharmaceuticals, Inc., or Cempra, are responsible for the maintenance of patents and prosecution of patent applications relating to Prulifloxacin, OPT-822/OPT-821 combination therapy, our OPopS technology, and OPT-1068 and OPT-1273, respectively. If any of these parties fail to adequately protect these products with issued patents, our business and prospects would be harmed significantly.

Under our agreement with Nippon Shinyaku, in the event Nippon Shinyaku fails to take all steps necessary to seek extension of the patents licensed to us in the United States 180 days after we request such action be taken, then we have the right to take all necessary actions to extend the licensed patents. Our agreements with Par, SKI, TSRI and Cempra do not have explicit provisions regarding our rights to take necessary action with respect to maintenance of patents and prosecution of patent applications nor do such agreements provide us with any legal recourse in the event such parties do not so maintain and/or prosecute. If any of these parties fails to adequately maintain patents and prosecute patent applications relating to technology licensed to or from us, we may be required to take further action on our own to protect this technology. However, we may not be successful in maintaining such patents or prosecuting such patent applications and if so, our business and prospects would be harmed significantly.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third-party entity illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we or our licensors fail to obtain or maintain patent protection or trade secret protection for our product candidates or our technologies, third parties could use our proprietary information, which could impair our ability to compete in the market and adversely affect our ability to generate revenues and attain profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to our patent, trademark and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using our inventions, that individual or company has the right to ask the court to rule that the underlying patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our rights to these patents.

Furthermore, a third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making, using or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party's patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party's patents. We have indemnified our commercial partners against patent infringement claims and thus would be responsible for any of their costs associated with such claims and actions. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Although we have conducted searches of third-party patents with respect to Difimicin and Prulifloxarin, these searches may not have identified all third-party patents relevant to those products and we have not conducted an extensive search of patents issued to third parties with respect to our other product candidates. Consequently, no assurance can be given that third-party patents containing claims covering our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege they have patent rights encompassing our products, technology or methods. In addition, we have not conducted an extensive search of third-party trademarks, so no assurance can be given that such third-party trademarks do not exist, have not been filed, could not be filed or issued, or could not exist under common trademark law. While we have filed a trademark application for the names "Optimer" and "Optimer Pharmaceuticals," we are aware that the name "Optimer" has been registered as a trademark with the PTO by more than one third party, including one in the biotechnology space. As such, we believe there is a significant risk that third parties may allege they have trademark rights encompassing the names for which we have applied for protection.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our licensors' issued patents or our pending applications or our licensors' pending applications, or that we or our licensors were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our or our licensors' patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop upon the completion of this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  announcement of FDA or comparable foreign regulatory agency approval or non-approval of our product candidates, or specific label indications for their use, or delays in the FDA or comparable foreign regulatory agency review process;

  •
  actions taken by the FDA or other regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or marketing and sales activities;

  •
  changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

  •
  the success of our development efforts and clinical trials, particularly with respect to Difimicin and Prulifloxacin;

  •
  announcements by our collaborators with respect to clinical trial results and communications from the FDA or comparable foreign regulatory agencies;

  •
  the success of our efforts to acquire or in-license additional products or product candidates;

  •
  developments concerning our collaborations and partnerships, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

  •
  actual or anticipated variations in our quarterly operating results;

  •
  announcements of technological innovations by us, our collaborators or our competitors;

  •
  new products or services introduced or announced by us or our commercialization partners, or our competitors and the timing of these introductions or announcements;

  •
  third-party coverage or reimbursement policies;

  •
  actual or anticipated changes in earnings estimates or recommendations by securities analysts;

  •
  conditions or trends in the biotechnology and biopharmaceutical industries;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors;

  •
  changes in the market valuations of similar companies;

  •
  sales of common stock or other securities by us or our stockholders in the future;

  •
  additions or departures of key scientific or management personnel;

  •
  disputes or other developments relating to intellectual property, proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies; and

  •
  trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated and/or disproportionate to the operating performance of those companies. These broad market and industry factors may significantly harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could significantly harm our business, financial condition and prospects.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, currently own approximately 44.7% of our voting stock, and upon completion of this offering that same group will hold approximately       % of our outstanding voting stock. Accordingly, even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market value of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Until we are able to implement comprehensive accounting policies and procedures, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with existing or new reporting requirements. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market, or Nasdaq, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to maintain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We currently have two employees dedicated full-time and one employee dedicated part-time to accounting and finance matters. We currently contemplate hiring at least two more full-time employees in the accounting and finance department to assist in ensuring we have effective internal controls over financial reporting and disclosure controls and procedures. We also hire consultants from time to time to address these matters. If we are unable to hire adequate accounting and finance personnel, we may not be able to meet our public company reporting and governance obligations, including those set forth under the Sarbanes-Oxley Act. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Future sales of our common stock in the public market could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have             shares of common stock outstanding.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders' ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements, together with restrictions under the securities laws described in "Shares Eligible for Future Sale" limit the number of shares of common stock that may be sold immediately following the public offering. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us and would include persons such as our directors and executive officers.

As a result of the lock-up agreements between our underwriters and our security holders and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

  •
  shares will be eligible for sale under Rule 144(k) or Rule 701 upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus;

  •
  shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, beginning 180 days after the date of this prospectus;

  •
  shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus; and

  •
  shares will be eligible for sale, upon exercise of outstanding warrants, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Moreover, after this offering, holders of approximately 26,467,428 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will continue upon the completion of this offering and will terminate five years following the completion of this offering. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriting" section of this prospectus.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution. You will experience further dilution if we issue shares in future financing transactions or upon exercise of options or warrants.

If you purchase shares of common stock in this offering, you will experience immediate dilution of $                    per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately    % of the total amount we have raised since inception, and will only own approximately    % of our total common stock immediately following completion of this offering, assuming the underwriters do not exercise their over-allotment option.

If we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, our stockholders will experience additional dilution, and new investors could have rights superior to existing stockholders.

Pursuant to our 2006 equity incentive plan, our management will be authorized to grant stock options to purchase a total of             shares to our employees, directors and consultants. In addition, as of September 30, 2006, we also have options outstanding to purchase 3,432,812 shares of our common stock and warrants outstanding to purchase 2,570,567 shares of our common stock. You will incur dilution upon exercise of any outstanding stock options or warrants.

We have broad discretion to use the net proceeds from this offering and our investment of these proceeds may not yield a favorable return.

Our management has broad discretion as to how to spend and invest the proceeds from this offering, and we may spend or invest these proceeds in ways with which our stockholders may not agree and that do not necessarily improve our operating results or enhance the value of our common stock. Accordingly, you will need to rely on our judgment with respect to the use of these proceeds, and you will not have the opportunity as part of your investment decision to assess whether they are being used or invested appropriately. Until the net proceeds are used, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

  •
  a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

  •
  authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  limiting the removal of directors by the stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation;

  •
  eliminating the ability of stockholders to call a special meeting of stockholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owing 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Such a delay or prevention of a change of control transaction could cause the market price of our stock to decline.

FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to successfully complete pre-clinical and clinical development of our product candidates and demonstrate the safety and efficacy in clinical trials within anticipated time frames, if at all;

  •
  our ability to obtain and maintain regulatory approval of our product candidates and the labeling under any approval we may obtain;

  •
  the success of the development and commercialization efforts of our existing and future collaborators and our ability to enter into new collaborations and strategic alliances;

  •
  the size and growth of the potential markets, including estimates regarding the monetary value and number of people with respect to such potential markets, for our product candidates and our ability to serve those markets;

  •
  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

  •
  our use of the proceeds from this offering;

  •
  the accuracy of our estimates regarding expenses, future revenues and capital requirements;

  •
  our ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection for our product candidates;

  •
  our ability to develop a sufficient marketing and sales force or enter into agreements with third parties to market and sell any of our product candidates that may be approved for sale;

  •
  the success of competing drugs that are or become available;

  •
  our intent to license or develop specific product candidates;

  •
  our plans to initiate or continue clinical trials of our product candidates, and the expected size and timing of such trials;

  •
  our expectations regarding future research and development costs or other expenses;

  •
  our expectations about the future level of research and development activity by external service providers;

  •
  our ability to secure the manufacture of, sufficient amounts of our product candidates for clinical trials and, if approved, products for commercialization activities from our third-party manufacturers; and

  •
  our ability to raise additional funds in the capital markets, through arrangements with collaborators or from other sources.

In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $                    million, or approximately $                     million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $                    per share would increase or decrease, respectively, our net proceeds by approximately $                    million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to facilitate our future access to the public equity markets and to provide liquidity for our existing stockholders.

We anticipate that we will use the net proceeds from this offering as follows:

  •
  approximately $15.0 million to fund clinical trials and other research and development activities of Difimicin for the treatment of CDAD;

  •
  approximately $7.0 million to fund clinical trials and other research and development activities of Prulifloxacin for the treatment of travelers' diarrhea;

  •
  approximately $10.0 million to fund current and future clinical trials for our other product candidates and for Difimicin and Prulifloxacin for other indications;

  •
  approximately $20.0 million to fund commercialization activities, including conducting pre-launch preparations, building our marketing and sales organization and initiating marketing and sales activities for Difimicin and Prulifloxacin; and

  •
  the remainder to fund working capital, capital expenditures and other general corporate purposes, including at least approximately $2.0 to $3.0 million for additional costs and expenses associated with being a public company, which also includes the cost of compliance with Sarbanes-Oxley Act internal control regulations such as costs for hiring additional employees, consultants, counsel and accountants.

We may also use a portion of the net proceeds from this offering to fund possible in-licenses and acquisitions of new products or new product candidates. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital, capital expenditures and other general corporate purposes may decrease. However, we have no current agreements or commitments with respect to, and no portion of the net proceeds has been allocated for, any specific acquisition. Our management will have broad discretion in applying the net proceeds of this offering and a change in our plans or business condition could result in the application of the net proceeds from this offering in a manner other than described in this prospectus. We believe that the net proceeds from this offering, along with existing cash and cash equivalents, will be sufficient to meet our capital requirements for at least the next 12 months.

We anticipate that these proceeds will allow us to complete the ongoing Phase 2b/3 clinical trial and the planned second Phase 3 trial of Difimicin for the treatment of CDAD, as well as the two Phase 3 clinical trials of Prulifloxacin for the treatment of travelers' diarrhea. The foregoing use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts and the amount of net proceeds actually raised in this offering.

Pending these uses, we intend to invest the net proceeds in money market funds and government agency securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

  •
  on an actual basis,

  •
  on a pro forma as adjusted basis to reflect:

        (a) the filing and effectiveness of an amended and restated certificate of incorporation to authorize             shares of common stock and             shares of undesignated preferred stock;

        (b) the sale of             shares of common stock in this offering at an assumed initial offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

        (c) the conversion of all of our outstanding shares of preferred stock into 26,467,428 shares of common stock upon the completion of this offering.

You should read the information in this table together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro Forma As Adjusted(1)
	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term investments	$23,652	$

Redeemable convertible preferred stock, $0.001 par value: 26,000,000 authorized shares, 18,472,873 issued and outstanding shares, actual; no authorized, issued and outstanding shares, pro forma as adjusted	65,325
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value: 5,000,000 authorized shares; 3,300,000 issued and outstanding shares, actual; authorized shares, no issued and outstanding shares, pro forma as adjusted	3
Common stock, $0.001 par value: 55,000,000 authorized shares; 5,586,491 issued and outstanding shares, actual; authorized shares, issued and outstanding shares, pro forma as adjusted	6
Treasury stock, at cost, 100,000 shares	(100)
Additional paid-in capital	4,812
Accumulated other comprehensive loss	(36)
Accumulated deficit	(47,542)

Total stockholders' equity (deficit)	(42,857)

Total capitalization	$22,468	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by $          million, assuming the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes:

  •
  3,432,812 shares of common stock issuable upon the exercise of options under our 1998 stock plan outstanding as of September 30, 2006, with a weighted average exercise price of $0.50 per share;

  •
  611,169 shares of common stock reserved for future issuance as of September 30, 2006 under our 1998 stock plan, which shares will become available for grant and issuance under our 2006 equity incentive plan and will no longer be available under our 1998 stock plan upon the completion of this offering;

  •
  shares of common stock reserved for future issuance under our employee stock purchase plan and 2006 equity incentive plan, each of which will become effective upon the completion of this offering, and both of which contain provisions that automatically increase the number of shares reserved each year, as more fully described in "Management — Employee Benefit Plans"; and

  •
  2,570,567 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2006, with a weighted average exercise price of $0.62 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. As of September 30, 2006, we had a historical negative net tangible book value of $42.9 million, or approximately $(7.81) per share, based on the number of shares of common stock outstanding as of September 30, 2006. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of             shares of common stock in this offering at an assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to the conversion of all outstanding shares of preferred stock into 26,467,428 shares of common stock upon completion of this offering, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $                    million, or approximately $                    per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                    per share to existing stockholders, and an immediate dilution of $                    per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2006	$(7.81)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	8.51

Pro forma net tangible book value per share as of September 30, 2006 before this offering	$0.70
Pro forma increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

If the underwriters exercise their over-allotment option in full to purchase             additional shares of common stock in this offering, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been $                    per share, the pro forma increase in net tangible book value attributable to investors in this offering would have been $                    per share and the dilution to new investors purchasing common stock in this offering would have been $                    per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by stockholders and by investors purchasing shares in this offering, at an assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	31,953,919	100%	$70,023,496	100%	$2.19
Investors purchasing shares in this offering

Total		100%		$100%

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2006 and assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to             % of the total number of shares of common stock to be outstanding after this offering and the number of shares of common stock held by investors purchasing shares in this offering will be increased to             shares or       % of the total number of shares of common stock to be outstanding after this offering.

A $1.00 increase or decrease in the assumed public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share by $                    , assuming the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, a $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the total consideration paid by investors purchasing shares in this offering and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants. The information set forth above excludes:

  •
  3,432,812 shares of common stock issuable upon the exercise of options under our 1998 stock plan outstanding as of September 30, 2006, with a weighted average exercise price of $0.50 per share;

  •
  611,169 shares of common stock reserved for future issuance as of September 30, 2006 under our 1998 stock plan, which shares will become available for grant and issuance under our 2006 equity incentive plan and will no longer be available under our 1998 stock plan upon the completion of this offering;

  •
  shares of common stock reserved for future issuance under our employee stock purchase plan and 2006 equity incentive plan, each of which will become effective upon the completion of this offering, and both of which contain provisions that automatically increase the number of shares reserved each year, as more fully described in "Management — Employee Benefit Plans"; and

  •
  2,570,567 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2006, with a weighted average exercise price of $0.62 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003, are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2006, and the selected consolidated balance sheet data as of September 30, 2006, are derived from our unaudited consolidated financial statements, appearing elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, which consist of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Collaboration and grant revenues	$—	$—	$542	$1,111	$2,147	$1,451	$847
Operating expenses:
Research and development	2,793	5,541	7,910	8,571	7,047	4,644	7,343
General and administrative	1,780	3,140	2,856	2,697	2,782	2,167	2,320

Total operating expenses	4,573	8,681	10,766	11,268	9,829	6,811	9,663

Loss from operations	(4,573)	(8,681)	(10,224)	(10,157)	(7,682)	(5,360)	(8,816)
Interest income (expense) and other, net	757	936	441	247	237	(33)	931

Net loss	(3,816)	(7,745)	(9,783)	(9,910)	(7,445)	(5,393)	(7,885)
Accretion to redemption amount of redeemable convertible preferred stock	(10)	(12)	(13)	(12)	(223)	(141)	(247)

Net loss attributable to common stockholders	$(3,826)	$(7,757)	$(9,796)	$(9,922)	$(7,668)	$(5,534)	$(8,132)

Basic and diluted net loss per share attributable to common stockholders(1):
Historical	$(0.96)	$(1.89)	$(2.31)	$(2.20)	$(1.48)	$(1.08)	$(1.49)

Pro forma (unaudited)					$(0.29)		$(0.25)

Weighted average shares outstanding(1):
Historical	4,000	4,111	4,233	4,515	5,164	5,142	5,444

Pro forma (unaudited)					26,114		32,008

	As of December 31,
						As of September 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,389	$19,277	$11,134	$1,953	$29,880	$23,652
Working capital	25,028	18,917	10,349	1,231	28,490	21,422
Total assets	30,782	24,030	14,837	4,903	32,335	25,483
Redeemable convertible preferred stock	32,138	32,151	32,163	32,175	65,078	65,325
Accumulated deficit	(4,765)	(12,509)	(22,304)	(32,212)	(39,656)	(47,542)
Total stockholders' deficit	(2,046)	(8,958)	(18,760)	(28,463)	(35,143)	(42,857)

(1)
Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss attributable to common stockholders per share and the number of shares used in the computation of the per share amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data," and consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative anti-infective products. Our initial development efforts address products that treat gastrointestinal infections and related diseases where current therapies have limitations, including diminished efficacy, serious adverse side effects, drug-to-drug interactions, difficult patient compliance and bacterial resistance.

We currently have two late-stage anti-infective product candidates, Difimicin and Prulifloxacin. Difimicin, our lead product candidate, is an antibiotic currently in a Phase 2b/3 registration trial for the treatment of CDAD, the most common nosocomial diarrhea. Prulifloxacin is an antibiotic currently in a Phase 3 trial for the treatment of travelers' diarrhea, with a second Phase 3 trial expected to be initiated in the fourth quarter of 2006. We are developing additional product candidates using our proprietary technology, including our OPopS drug discovery platform.

We were incorporated in November 1998. Since inception, we have focused on hiring our management team and initial operating employees and on developing our product candidates, including Difimicin and Prulifloxacin. We have never been profitable and have incurred significant net losses since our inception. As of September 30, 2006, we had an accumulated deficit of $47.5 million. These losses have resulted principally from costs incurred in connection with research and development activities, including the costs of clinical trial activities associated with our current lead product candidates, license fees and general and administrative expenses. We expect to continue to incur operating losses for the next several years as we pursue the clinical development and commercialization of our product candidates, as well as acquire or in-license additional products or product candidates, technologies or businesses that are complementary to our own.

In connection with our initial public offering, a             -for-             reverse stock split of our common stock will be consummated in connection with the effectiveness of the registration statement and prior to the completion of the offering.

Financial Operations Overview

Collaboration and Grant Revenues

We have not generated any revenues from sales of commercial products. Since inception, we have generated revenues primarily as a result of various collaborations with pharmaceutical and biotechnology companies and grants from government agencies. We may also periodically recognize as revenues non-refundable payments for achieving certain milestones, during the term of our agreements.

Research and Development Expense

Research and development expense consists of expenses incurred in connection with identifying and developing our drug candidates and developing and advancing our drug discovery technology. Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with clinical trials managed by our CROs and costs associated with non-clinical activities and regulatory approvals. Our most significant costs are for clinical trials, including payments to vendors such as CROs, investigators, manufacturers of clinical supplies and related consultants. Our historical research and development expenses have related predominantly to clinical trials of Difimicin and Prulifloxacin, the development of our carbohydrate technology platform, including OPopS, in-licensing fees and general research activities. We charge all research and development expenses to operations as they are incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses. From inception through September 30, 2006, we incurred total research and development expenses of approximately $39.6 million.

We use our internal research and development resources across several projects, much of which is not allocable to a specific project. Accordingly, we do not account for all of our internal research and development costs on a project basis. We use external service providers and vendors to conduct our clinical trials, to manufacture our product candidates to be used in clinical trials and to provide various other research and development related products and services. These external costs are allocable to a specific project.

External costs are expensed as incurred. We incurred $2.8 million, $3.2 million and $10.2 million of expenses directly related to the development of Difimicin for the year ended December 31, 2005, the nine months ended September 30, 2006 and cumulatively through September 30, 2006, respectively. We incurred $935,000, $1.8 million and $3.9 million of expenses directly related to the development of Prulifloxacin for the year ended December 31, 2005, the nine months ended September 30, 2006 and cumulatively through September 30, 2006, respectively. All other research and development expenses were for other clinical programs.

We expect our research and development expenses to increase substantially following the completion of this offering as we expand our clinical trial activities with respect to Difimicin and Prulifloxacin, advance our other product candidates through the development process and invest in additional product opportunities and research programs. Clinical trials and pre-clinical studies are time-consuming and expensive. Our expenditures on current and future pre-clinical and clinical development programs are subject to many uncertainties. We test our product candidates in several pre-clinical studies, and we then conduct clinical trials for those product candidates that we determine to be the most promising. As we obtain results from clinical trials, we may elect to discontinue or delay trials for some product candidates in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years and the length of time generally varies substantially according to the type, size of trial and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including:

  •
  the number of patients who participate in the trials;

  •
  the number of sites included in the trials;

  •
  the length of time required to enroll trial participants;

  •
  the duration of patient treatment and follow-up;

  •
  the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; and

  •
  the costs, requirements and timing of, and the ability to secure, regulatory approvals.

As a result of the uncertainties discussed above, we are unable to determine with any significant degree of certainty the duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates. However, while we do not have specific estimates for the costs of all of our projects, we currently estimate that we will incur external costs of approximately $14.2 million to complete the Phase 2b/3 and Phase 3 clinical trials for Difimicin to treat CDAD and approximately $6.6 million to complete the Phase 3 clinical trials for Prulifloxacin to treat infectious diarrhea, including travelers' diarrhea.

General and Administrative Expense

General and administrative expense consists primarily of compensation, including stock-based, and other expenses related to an allocated portion of facility cost, legal fees and other professional services expenses, our corporate administrative employees and insurance costs. We anticipate increases in general and administrative expense as we add personnel, comply with the reporting obligations applicable to publicly-held companies and continue to build our corporate infrastructure in support of our continued development of our product candidates and preparation for the potential commercialization of our product candidates.

Interest Income (Expense) and Other, Net

Interest income (expense) and other, net consists of interest earned on our cash, cash equivalents and short-term investments and other-than-temporary declines in the market value of available-for-sale securities and cash and non-cash interest charges related to bridge financings.

Net Operating Losses and Tax Credit Carryforwards

As of December 31, 2005, we had federal, state and foreign net operating loss carryforwards of approximately $32.2 million, $33.8 million and $5.5 million, respectively. If not utilized, the net operating loss carryforwards will begin expiring in 2020 for federal purposes and 2012 for state purposes. The foreign losses originate from our subsidiaries in Singapore and Taiwan. The losses from our subsidiary in Singapore have an indefinite carryforward while losses from our subsidiary in Taiwan expire five years after origination. As of December 31, 2005, we had both federal and state research and development tax credit carryforwards of approximately $1.3 million and $937,000, respectively. The federal tax credits will begin expiring in 2020 unless previously utilized and the state tax credits carryforward indefinitely. As of December 31, 2005, we had a state manufacturer's investment tax credit carryforward of approximately $103,000 which will begin to expire in 2011, unless previously utilized. Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss and tax credit carryforwards that could be utilized annually in the future to offset taxable income. Any such annual limitation may significantly reduce the utilization of the net operating losses and tax credits before they expire. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset has not met the "more likely than not" threshold required under SFAS 109, Accounting For Income Taxes. As a result, we have not recorded any federal or state income tax benefit in our statement of operations.

Critical Accounting Policies and Estimates

Our Management's Discussion and Analysis of our Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

While our significant accounting policies are described in more detail in Note 1 of the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our collaboration agreements contain multiple elements, including non-refundable upfront fees, payments for reimbursement of third-party research costs, payments for ongoing research, payments associated with achieving specific development milestones and royalties based on specified percentages of net product sales, if any. We apply the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition and Emerging Issues Task Force, or EITF, Issue 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. In applying these revenue recognition criteria, we consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.

When a payment is specifically tied to a separate earnings process, revenues are recognized when the specific performance obligation associated with the payment is completed. Performance obligations typically consist of significant and substantive milestones. Revenues from milestone payments may be considered separable from funding for research services because of the uncertainty surrounding the achievement of milestones for products in early stages of development. Accordingly, these milestone payments are allowed to be recognized as revenue if and when the performance milestone is achieved if they represent a substantive earnings process as described in EITF 00-21.

In connection with certain research collaboration agreements, revenues are recognized from non-refundable upfront fees, which we do not believe are specifically tied to a separate earnings process, ratably over the term of the agreement or the period over which we have significant involvement or perform services. Research fees are recognized as revenue as the related research activities are performed.

Revenues derived from reimbursement of direct out-of-pocket expenses for research costs associated with grants are recorded in compliance with EITF Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. According to the criteria established by these EITF Issues, in transactions where we act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services required in the transaction, we record revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in the consolidated statements of operations.

None of the payments that we have received from collaborators to date, whether recognized as revenue or deferred, are refundable even if the related program is not successful.

Accrued Clinical Trial Costs

A substantial portion of our on-going research and development activities are performed under agreements we enter into with external service providers, including CROs, who conduct many of our research and development activities. We accrue the costs incurred under these contracts based on factors such as estimates of work performed, milestones achieved, patient enrollment and costs historically incurred for similar contracts. As actual costs become known, we adjust our accruals. To date, our accruals have been within management's estimates, and no material adjustments to research and development expenses have been recognized. We expect to significantly expand the level of research and development activity to be performed by external service providers and our estimated accruals will be more material to our future operations. Subsequent changes in estimates may result in a material change in our accruals, which could also materially affect our results of operations.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment,which revises SFAS No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. Prior to SFAS No. 123(R), we disclosed the pro forma effects of applying SFAS No. 123 under the Black-Scholes method. We adopted SFAS No. 123(R) effective January 1, 2006, prospectively for new equity awards issued subsequent to December 31, 2005.

Under SFAS No. 123(R), we calculate the fair value of stock option grants using the Black-Scholes option-pricing model. The assumptions used in the Black-Scholes model were 6.1 years for the expected term, 65.8% for the expected volatility, 4.8% for the risk free rate and 0.0% for dividend yield for the nine months ended September 30, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions.

The weighted average expected option term for 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin, or SAB, No. 107 which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

Estimated volatility for fiscal 2006 also reflects the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.

As of September 30, 2006, we had approximately $2.6 million of unrecognized stock-based compensation costs related to non-vested equity awards. As of September 30, 2006, we had outstanding vested options to purchase 2,131,226 shares of our common stock and unvested options to purchase 1,301,586 shares of our common stock.

Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors. If the exercise price of the award was below the fair value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic-value method, and was generally recognized in the consolidated statements of operations over the vesting period of the award.

The fair value of our common stock has historically been established by our board of directors. We have considered the guidance in the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock for purposes of setting the exercise prices of stock options granted to employees and others. This guidance emphasizes the importance of the operational development in determining the value of the enterprise. We are at the early stage of our development, and to date, have been focused on research and development activities.

Our board of directors estimated the fair value of our common stock based upon several factors, including our financial condition, our cash burn rate and an analysis of the possible sources and costs of raising additional capital. We are at an early stage of development, primarily focused on product development while preparing for the potential commercialization of two late-stage product candidates. To date, we have been funded primarily by venture capitalists. Prior to filing the revised protocol for the Phase 2b/3 Difimicin clinical trial in late December 2005, and the FDA's opening of the Prulifloxacin Investigational New Drug, or IND, application in January 2006, we were considered to be in a stage of development, pursuant to the AICPA guidance where the preferences of the preferred stockholders, in particular the liquidation preferences, are very significant when compared to the value of the company. For these reasons, our common stock was valued at $0.50 per share. In April 2006, subsequent to achieving the two clinical development milestones mentioned above but prior to the initiation of the initial public offering process on October 5, 2006, our board of directors allocated additional enterprise value to our common stock and increased the common stock valuation to $1.00 per share.

In connection with the initiation of the public offering process, we retrospectively reassessed the estimated fair value of our common stock as of the dates of the issuance of equity instruments, dating back to June 30, 2005. We have not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of issuance of equity awards, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry were valued. We determined that the fair value of our common stock was $0.50 per share during the period from June 30, 2005 through January 13, 2006, which was approximately the time when we achieved the clinical development milestones discussed above. In addition, in reassessing the value of common stock in 2005 and 2006, we considered the price we received in November 2005 for our Series D preferred stock of $3.60 per share, as to which approximately 54% of the proceeds were from new investors that were unrelated parties. This Series D preferred stock financing was completed at the same price and on other similar terms as the April 2005 Series C financing. Accordingly, we believe that the value of our common stock also remained constant during the same time period and until January 2006, or the time of achievement of the two clinical development milestones described above.

We believe that after the completion of the two clinical development milestones, the fair value of our common stock increased to $2.48 per share in January 2006 which represents 90% of the value of the Series D preferred stock, on an as-converted basis, after deducting the value of the common stock warrants and assigning no value to the preferences of the Series D preferred stock. In connection with the preparation of our financial statements necessary for this offering, we reassessed the estimated fair value of our common stock using a market based approach, which considered recently completed initial public offerings and information on valuations received from our financial advisors. In determining the reassessed fair value of our common stock, we established $         per share as the

reassessed fair value at October 5, 2006. We also then reassessed the estimated fair value of our common stock from January 2006 through October 5, 2006 based on the nature of our operations and the execution of our operating plan. Based on this assessment, including the fact that subsequent to the two clinical development milestones previously described, there were no other significant scientific or operational milestones during that period. As such, we ratably increased the estimated fair value of our common stock from $2.48 per share in January 2006 to $5.26 per share at October 5, 2006. The reassessed fair values may not be reflective of the fair value which would result from the application of other valuations methods, including accepted valuation methods for tax purposes.

Based on our reassessed fair values of our common stock dating back to June 30, 2005, we concluded that the 76,000 stock options granted to employees between July 2005 and December 2005 were at fair value. We concluded that the stock options granted to employees and consultants in March, May and September of 2006, which were initially determined by our board of directors in good faith to have exercise prices at fair value, were at exercise prices below the reassessed values. Accordingly, for the 34,000 options granted at $0.50 per share in March 2006; the 1,300 options granted in May 2006 at $1.00 per share and the 156,000 options granted in September 2006 at $1.00 per share, the reassessed fair values were determined to be $         per share, $         per share and $         per share, respectively. Furthermore, in July 2006, we granted 545,000 options at $1.00 per share related to hiring two executive officers as well as our annual stock option grants to members of our board of directors. The reassessed fair values of these July 2006 stock options were determined to be $         per share.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123(R) and Emerging Issues Task Force 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and 2005

Collaboration and Grant Revenues.    Collaboration and grant revenues decreased to $848,000 for the nine months ended September 30, 2006 from $1.5 million for the nine months ended September 30, 2005. The decrease of $603,000, or 42%, was primarily due to a decrease in revenue from Small Business Innovation Research Program, or SBIR, grants which generated $408,000 in the current period versus $692,000 for the same period in the prior year. In addition, we terminated the manufacturing supply agreement with Sloan-Kettering Institute for Cancer Research which generated $265,000 of revenue for the same period in the prior year.

Research and Development Expense.    Research and development expense increased to $7.3 million for the nine months ended September 30, 2006 from $4.6 million for the nine months ended September 30, 2005. The increase of $2.7 million, or 58%, was primarily due to costs incurred on our Difimicin Phase 2b/3 clinical trial which we initiated in May 2006. We also incurred certain start-up costs related to our Prulifloxacin Phase 3 clinical trial which was initiated in July 2006.

General and Administrative Expense.    General and administrative expense of $2.3 million for the nine months ended September 30, 2006 was relatively consistent with the $2.2 million for the nine months ended September 30, 2005.

Interest Income (Expense) and Other, net.    Net interest income and other increased to $931,000 for the nine months ended September 30, 2006 from interest expense of $33,000 for the nine months ended September 30, 2005, an increase of $964,000. The increase was primarily due to higher cash and short-term investment balances resulting in an increase in interest income of $644,000, as well as a decrease in interest expense of $239,000 related to the fair value of warrants and the related beneficial conversion feature, in connection with our bridge financing, that was expensed in 2005.

Comparison of Years Ended December 31, 2005 and 2004

Collaboration and Grant Revenues.    Collaboration and grant revenues increased to $2.1 million for the year ended December 31, 2005 from $1.1 million for the year ended December 31, 2004. The increase of $1.0 million, or 93%, was primarily due to an increase in research grant revenues of $879,000 and an increase in collaboration revenues of $157,000. In 2005, we received three research grants to support certain antibiotic and osteoarthritis drug candidates.

Research and Development Expense.    Research and development expense decreased to $7.0 million for the year ended December 31, 2005 from $8.6 million for the year ended December 31, 2004. The decrease of $1.6 million, or 18%, was primarily due to reductions in research and development personnel.

General and Administrative Expense.    General and administrative expense of $2.8 million for the year ended December 31, 2005 was relatively consistent with the $2.7 million of expense for the year ended December 31, 2004.

Interest Income (Expense) and Other, net.    Net interest income (expense) and other of $237,000 for the year ended December 31, 2005 was relatively consistent with the $247,000 for the year ended December 31, 2004.

Comparison of Years Ended December 31, 2004 and 2003

Collaboration and Grant Revenues.    Collaboration and grant revenues increased to $1.1 million for the year ended December 31, 2004 from $542,000 for the year ended December 31, 2003. The increase of $569,000, or 105%, was primarily due to an increase in research revenues from collaborations of $533,000 and SBIR research grant revenues of $36,000. The increase in research revenues was primarily due to a one-year research agreement with a major biotechnology company.

Research and Development Expense.    Research and development expense increased to $8.6 million for the year ended December 31, 2004 from $7.9 million for the year ended December 31, 2003. The increase of $661,000, or 8%, was primarily due to expenses incurred to support the Phase 1 and Phase 2 clinical trials for Difimicin as well as a general increase in research and development activities.

General and Administrative Expense.    General and administrative expense of $2.7 million for the year ended December 31, 2004 was relatively consistent with the $2.9 million for the year ended December 31, 2003.

Interest Income (Expense) and Other, net.    Net interest income (expense) and other income decreased to $247,000 for the year ended December 31, 2004 from $441,000 for the year ended December 31, 2003. The decrease of $194,000 was primarily due to lower average cash and short-term investments balances in 2004 than in 2003.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, our operations have been financed primarily through the private placement of equity securities. Through September 30, 2006, we received gross proceeds of approximately $69.9 million from the sale of shares of our preferred stock as follows:

  •
  in May 2000, we sold a total of 3.4 million shares of Series A preferred stock for proceeds of $3.4 million;

  •
  from March 2001 to December 2001, we sold a total of 9.0 million shares of Series B preferred stock for proceeds of $32.2 million;

  •
  in April 2005, we sold a total of 3.3 million shares of Series C preferred stock for proceeds of $12.0 million; and

  •
  from April 2005 to November 2005, we sold a total of 6.2 million shares of Series D preferred stock for proceeds of $22.3 million.

As of September 30, 2006, we had $23.7 million in cash, cash equivalents and short-term investments. We have invested a substantial portion of our available funds in money market funds and government agency securities for which credit loss is not anticipated. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.

Cash Flows

As of September 30, 2006, cash, cash equivalents and short-term investments totaled approximately $23.7 million as compared to $29.9 million as of December 31, 2005, a decrease of approximately $6.2 million. The decrease resulted from $6.1 million of net cash used in operating activities driven primarily by our net loss of $7.9 million, offset by non-cash charges and changes in net operating assets.

As of December 31, 2005, cash, cash equivalents and short-term investments totaled approximately $29.9 million as compared to $2.0 million as of December 31, 2004, an increase of approximately $27.9 million. The increase resulted primarily from $33.4 million of net cash received in our Series C and Series D preferred stock offerings, offset by $5.4 million of net cash used in operating activities driven primarily by our net loss of $7.4 million, offset by non-cash charges and changes in net operating assets.

We cannot be certain if, when or to what extent we will receive cash inflows from the commercialization of our product candidates. We expect our development expenses to be substantial and to increase over the next few years as we advance the development of our product candidates.

In June 2004, we entered into a license agreement with Nippon Shinyaku. Under the terms of this agreement, we acquired the non-exclusive right to import and purchase Prulifloxacin, and the exclusive right (with the right to sublicense), within the United States, to develop, make, use, offer to sell, sell and license products suitable for consumption by humans containing Prulifloxacin. Under this agreement, we paid Nippon Shinyaku an up-front fee and may be required to make one future milestone payment upon filing our first NDA in the United States. Under the agreement, we pay Nippon Shinyaku for certain materials. If Nippon Shinyaku is unable to supply us with the contracted amount of Prulifloxacin, then Nippon Shinyaku will grant us a non-exclusive, worldwide license to make or have made Prulifloxacin, in which event we will owe Nippon Shinyaku a royalty based on the amount of net sales of Prulifloxacin generated by us and our subsidiaries. Additionally, we will owe Nippon Shinyaku certain royalties based on the amount of net sales of Prulifloxacin less the amount of Prulifloxacin we buy from Nippon Shinyaku.

In April 2005, we entered into a collaboration agreement with Par pursuant to which we and Par exclusively collaborate in the development and commercialization of Difimicin. We granted to Par an exclusive royalty-bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We have rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. We are also entitled to royalties from Par's sublicensees which are based on a percentage of Par's revenue from such sublicensee, not on Difimicin sales. We also granted to Par a non-exclusive license to manufacture Difimicin in its territory. We retained all other rights to Difimicin in the rest of the world and we must pay Par royalties on our net sales of Difimicin in certain markets. At the time of the collaboration agreement, Par also purchased $12.0 million of our Series C preferred stock.

Funding Requirements

Our future capital uses and requirements depend on numerous factors including, but not limited to, the following:

  •
  the progress of our clinical trials, including expenses to support the trials and the milestone payment that may become payable to Nippon Shinyaku;

  •
  our ability to establish and maintain strategic collaborations, including licensing and other arrangements;

  •
  the costs involved in enforcing or defending patent claims or other intellectual property rights;

  •
  the costs and timing of regulatory approvals;

  •
  the costs of establishing sales or distribution capabilities;

  •
  the success of the commercialization of our products; and

  •
  the extent to which we in-license, acquire or invest in other indications, products, technologies and businesses.

We believe that our existing cash and cash equivalents, along with the net proceeds from this offering, will be sufficient to meet our capital requirements for at least the next 12 months.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and collaborations and government grants. In addition, we may finance future cash needs through the sale of additional equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining additional collaboration agreements, in receiving milestone or royalty payments under new or existing collaboration agreements, in obtaining new government grants or in obtaining debt financing. In addition, we cannot be sure that our existing cash and investment resources will be adequate, that financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale-back or eliminate some or all of our development programs, relinquish some or even all of our rights to product candidates at an earlier stage of development or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise funds by incurring additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Contractual Obligations

The following table describes our long-term contractual obligations and commitments as of December 31, 2005:

	Payments Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
	(in thousands)
Operating lease obligation	$4,280	$829	$1,459	$1,366	$626

We have contracted with a contract research organization, or CRO, for clinical research services for the Difimicin Phase 2b/3 clinical trials and Prulifloxacin Phase 3 clinical trials. We have issued purchase orders totaling $24.2 million for these services, $20.4 million of which were issued in 2006. We can terminate the service agreement at any time upon 60 days' written notice to the CRO. We have not included any amounts related to the CRO contract in the table above.

The contractual obligations table does not include (a) a potential future milestone payment to Nippon Shinyaku due upon filing our first NDA in the United States for Prulifloxacin or (b) potential future milestone payments to Cempra due upon the regulatory approval of the first two products we develop under our licensing agreement with Cempra in any country which is a member of the Association of Southeast Asian Nations, or ASEAN. We may also be required to pay royalties on any net sales of Prulifloxacin, Difimicin and other licensed product candidates. The milestone and royalty payments under our license agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur.

Related Party Transactions

For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet activities.

Quantitative and Qualitative Disclosures about Market Risk

Our cash and cash equivalents and short-term investments as of September 30, 2006 consisted primarily of money market funds and government agency securities. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt this interpretation as required. We do not believe that the adoption will have a material effect on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, we do not believe that our adoption will have a material effect on our consolidated financial statements.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for our fiscal year beginning January 1, 2007. We are currently evaluating the requirements of SAB 108; however, we do not believe that our adoption of SAB 108 will have a material effect on our consolidated financial statements.

BUSINESS

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative anti-infective products. Our initial development efforts address products that treat GI infections and related diseases where current therapies have limitations, including diminished efficacy, serious adverse side effects, drug-to-drug interactions, difficult patient compliance and bacterial resistance. We currently have two late-stage anti-infective product candidates, Difimicin and Prulifloxacin. Difimicin, our lead product candidate, is an antibiotic currently in a Phase 2b/3 registration trial for the treatment of Clostridium difficile-associated diarrhea, or CDAD, the most common nosocomial, or hospital-acquired, diarrhea. Prulifloxacin is an antibiotic currently in a Phase 3 trial for the treatment of travelers' diarrhea, a form of infectious diarrhea, with a second Phase 3 trial expected to be initiated in the fourth quarter of 2006. We are developing additional product candidates using our proprietary technology, including our Optimer One-Pot Synthesis, or OPopS, drug discovery platform.

Antibiotic Market Background

Infectious diseases can be caused by bacteria present in the environment that enter the body through the skin or mucous membranes of the lungs, nasal passages and GI tract. These bacteria can be pathogenic, or disease-causing, and can overwhelm the body's immune system by establishing themselves throughout the body in various tissues and organs where they proliferate. This can cause a number of serious and, in some cases, fatal infections, including those of the GI tract, urinary tract, respiratory tract, bloodstream, skin and heart.

Bacteria can be classified as either gram-positive or gram-negative depending on the ability of the bacteria's cell wall to retain a stain commonly used to identify unknown bacterial cultures. Gram- positive bacteria retain the stain while gram-negative bacteria do not. Antibiotics that treat bacterial infections can be classified as either broad-spectrum or narrow-spectrum. Currently used antibiotics are generally considered broad-spectrum, meaning they target a wide variety of bacteria. In contrast, narrow-spectrum antibiotics target a select group of bacteria such as gram-positive or gram-negative bacteria. Current research is increasingly focused on antibiotics that target specific bacteria, which may be beneficial for the treatment of certain infections.

Antibiotics used to treat bacterial infections work by interfering with necessary bacterial cellular activities, such as cell wall synthesis or protein synthesis. Antibiotics may be bacteriostatic or bactericidal. Bacteriostatic antibiotics stop the growth of bacteria, which prevents the infecting bacteria from multiplying and helps the patient's own immune system to eradicate the infecting bacteria. Bactericidal antibiotics work by directly killing the bacteria, which is particularly important for patients with weakened immune systems that cannot effectively eradicate the infecting bacteria on their own.

The anti-infective market is one of the largest therapeutic categories worldwide. According to IMS Health, the combined market for prescription antibacterial drugs in 2004 for the United States, Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20.0 billion. The market for anti-infective products is generally divided into two categories, nosocomial infections, which represent approximately 30% of the anti-infectives market, and community-acquired infections, which represent approximately 70% of the anti-infectives market. According to the U.S. Centers for Disease Control and Prevention, or CDC, approximately two million nosocomial infections occur annually in the United States and these infections can increase average length of hospital stays by approximately seven to nine days. Approximately four million nosocomial infections occur annually in Europe, three million in North America, two million in South America and two million in East Asia (excluding China). Nosocomial infections are costly to address, with an estimated annual aggregate healthcare cost in the United States and the United Kingdom of approximately $4.5 billion and $1.9 billion, respectively. In addition, in the United States, nosocomial infections cause approximately 80,000 deaths annually, making them one of the five leading causes of death in the United States. We believe that bacterial infections, especially infections caused by difficult-to-treat, drug resistant bacteria, cause or contribute to a substantial majority of these deaths.

Our Market Opportunity

Many marketed antibiotics used to treat infections have well documented shortcomings. For example, current antibiotics often fail to reach sufficient concentrations at the site of infection to adequately eliminate harmful bacteria. These antibiotics have also been associated with serious adverse side effects, including renal toxicities, heart rhythm abnormalities, phototoxicity, rashes and central nervous effects, such as seizures. These side effects limit the use of antibiotics for certain patients. In addition, certain antibiotics have interaction issues with frequently prescribed drugs, such as cholesterol lowering agents. Safety problems arise when increased doses of these antibiotics are needed to treat resistant bacteria. If bacteria develop resistance, the underlying infection can become difficult or impossible to treat, and may even lead to death. Patients also often fail to comply with treatment regimens due to many factors including the inability to tolerate an antibiotic due to its side effects, inconvenient method of dosing and high frequency and length of dosing. Because of these shortcomings, marketed antibiotics often do not provide adequate treatment.

Our Product Candidates

We believe that our product candidates may offer advantages over existing antibiotics in terms of efficacy, safety, potential for minimal bacterial resistance and more convenient dosing. We also believe that the markets for these product candidates present us with significant commercial opportunities.

Our product candidates are in various stages of clinical development and none have been approved by the FDA for sale by us. Our ability to obtain FDA approval of any of our product candidates requires us to successfully complete the clinical development of each such product candidate, including further clinical trials. Clinical trials involve a lengthy and expensive process with an uncertain outcome, and efficacy and safety data of earlier studies and trials may not be predictive of future trial results.

Our current product candidate portfolio consists of the following:

Product Candidate	Target Indications	Development Status	Commercial Rights
Anti-Infectives

Difimicin (OPT-80)(1)	CDAD treatment	Phase 2b/3	Optimer worldwide, except North America(2)
	CDAD prophylaxis	Proof-of-concept Trial(3)
	Prevention of VRE bloodstream infections	Proof-of-concept Trial(3)
MRS prophylaxis
	Nasal carriage	Formulation
	Catheter-related	Formulation

Prulifloxacin (OPT-99)(4)	Infectious diarrhea	Phase 3	Optimer U.S.

OPT-1068 and OPT-1273	Respiratory tract infections	Pre-clinical	Cempra worldwide(5)

Other Therapeutic Areas

OPT-822/OPT-821 Combination Therapy	Breast cancer	Planning Phase 2	Optimer worldwide

OPT-88	Osteoarthritis	Pre-clinical	Optimer worldwide

(1)
We filed an investigational new drug application, or IND, with the FDA for Difimicin (OPT-80) in August 2003.
(2)
We have granted our partner Par Pharmaceutical, Inc., or Par, rights to market Difimicin in North America and, at its option, Israel. We have the right to receive royalties from Par on any sales of Difimicin.
(3)
A proof-of-concept trial is an exploratory clinical trial to provide or establish evidence that a product candidate is efficacious for a target indication. Although such trials may be categorized as Phase 2 clinical trials, certain trials may be more appropriately characterized as proof-of-concept trials, such as investigator-initiated trials, certain trials not conducted under a U.S. investigational new drug application or small trials that are exploratory in nature.
(4)
We filed an IND with the FDA for Prulifloxacin (OPT-99) in December 2005.
(5)
We have the right to receive royalties from Cempra Pharmaceuticals, Inc. on any sales of OPT-1068 and OPT-1273.

Anti-Infective Product Candidates

Difimicin (OPT-80)

Overview.    We are initially developing Difimicin for the treatment of infections caused by Clostridium difficile, or C. difficile bacteria. Difimicin is a differentiated antibiotic for the treatment of CDAD, the most common nosocomial diarrhea. Specifically, Difimicin has a narrow spectrum of activity against certain gram-positive bacteria. Pre-clinical data indicates that Difimicin is bactericidal and acts by inhibiting RNA polymerase, a bacterial enzyme. This data also shows that Difimicin inhibits the growth of other potentially harmful bacteria such as Staphylococci, common bacteria that reside on the skin and in the GI tract, and Enterococci, common bacteria that reside in the GI tract.

We are currently in a Phase 2b/3 registration trial for Difimicin for the treatment of CDAD. In April 2005, we entered into a collaboration agreement with Par pursuant to which we and Par exclusively collaborate in the clinical development and commercialization of Difimicin. The FDA has granted Fast Track status for Difimicin in the treatment of CDAD. Fast Track designation indicates that Difimicin has the potential to treat life-threatening diseases with unmet medical needs. Difimicin was also chosen to be the only investigational new drug in the CMA Pilot 2 Program in the Division of Anti-Infective

and Ophthalmology Products. The CMA designation offers several potential benefits, including a program of continuous FDA feedback designed to streamline the development process. Participation in these programs will not eliminate any phase of clinical development.

Currently, metronidazole and oral vancomycin are the two standard therapeutics used to treat CDAD. Both have shortcomings including lower efficacy, high recurrence rates, adverse side effects and poor compliance. Of these two therapeutics, only oral vancomycin is FDA-approved to treat CDAD.

Clostridium Difficile-Associated Diarrhea.    CDAD is a serious illness caused by infection of the lining of the colon by C. difficile, bacteria that produce toxins resulting in inflammation, severe diarrhea and, in serious cases, death. Outbreaks and illness related to C. difficile generally occur during or after therapy with broad-spectrum antibiotics. Broad-spectrum antibiotics can cause CDAD by disrupting normally occurring gastroinstestinal bacteria, or gut flora, thereby allowing C. difficile to proliferate. Recent studies have suggested that the use of proton pump inhibitors, or PPIs, a widely used group of heartburn drugs, may also be linked to C. difficile infections. CDAD accounts for approximately 20% of antibiotic-associated diarrhea incidences as well as many cases of antibiotic-associated colitis, or inflammation of the colon. C. difficile can be transmitted by direct or indirect contact with infected patients via spores that can live for months on dry surfaces. According to the CDC, CDAD is becoming more prevalent outside the hospital.

We estimate that CDAD affected over 500,000 patients in the United States in 2005. In the United Kingdom in 2005, the reported number of CDAD patients over 65 years of age was approximately 50,000, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. Additionally, recent reports indicate that the incidence of community-acquired CDAD cases may be increasing. For example, a study conducted in one major U.S. city and cited at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, or ICAAC, reported that the percentage of CDAD cases found to be community-acquired increased from 12% in 2003 to 22% in 2004 and to 29% in 2005.

According to a study cited in the New England Journal of Medicine, the increased rates of CDAD and severity of the disease may be caused by a combination of factors including the excessive use of antibiotics and the emergence of a new hypervirulent strain of C. difficile known as North America Phenotype 1/027, or NAP1/027. A study published in the medical journal Lancet in September 2005 demonstrated that NAP1/027 produces 16 to 23 times more toxins in vitro than other strains. NAP1/027 has been reported in 23 states in the United States and is characterized by increased virulence, morbidity and mortality as well as potential antimicrobial resistance. According to the data presented at the 2006 ICAAC, NAP1/027 incidence in the United Kingdom increased an estimated 200% in the two years since mandatory surveillance of the disease was initiated in hospitals in 2004.

Generally, CDAD results in longer hospital stays and increases average patient cost by approximately $3,600 per patient in the United States, which is often not reimbursed to the hospital. In more complicated cases of CDAD, hospitalization may be prolonged by up to two weeks, which can increase average patient costs by approximately an additional $6,000 to $10,000 per patient in the United States. According to the data presented at the 2006 ICAAC, CDAD results in an estimated increase in average patient cost of over $6,000 per patient in the United Kingdom and the total projected annual cost for treating the disease in Europe is approximately $3.8 billion.

Physicians care for patients with CDAD by discontinuing previously administered broad-spectrum antibiotics, if possible, and providing supportive care such as fluid and electrolyte replacement. If these measures fail, the standard therapy for CDAD includes the administration of metronidazole and/or oral vancomycin.

Current Treatments and Limitations.    Metronidazole is generally used for patients in the United States and Europe experiencing their first episode or first recurrent episode of CDAD. Metronidazole is a generic drug that is used off-label to treat CDAD due to its low cost and historical efficacy. The typical treatment regimen for metronidazole is 250 mg every six hours, for a minimum of ten days. Metronidazole can be associated with significant adverse side effects such as seizures, toxic reactions to alcohol, leukopenia, or reduction of white blood cells, neuropathy, a disease affecting one or more nerves, unpleasant taste or dry mouth.

Oral vancomycin is used in the United States and also in Europe and Japan for the treatment of CDAD. As a result of its broad antibacterial activity, intravenously administered vancomycin is frequently used for certain other life-threatening infections caused by multi-drug resistant bacteria. In an effort to slow the continuing emergence of vancomycin-resistant bacteria, the medical community discourages the use of the drug for the treatment of CDAD except for patients who are not responding to metronidazole or for patients with severe, life-threatening colitis. Oral vancomycin's recommended treatment protocol is 125 mg or 250 mg doses every six hours, for approximately ten days.

Both metronidazole and oral vancomycin have shortcomings as treatments for CDAD including:

  •
  Poor Clinical Response. Recent clinical studies conducted in North America have shown that 10 to 15% of CDAD patients treated with oral vancomycin and 20 to 35% of CDAD patients treated with metronidazole do not respond to therapy, and these patients are at risk of developing more severe CDAD.

  •
  High Recurrence Rate. Approximately 20% of CDAD patients who initially respond to oral vancomycin and 30% of CDAD patients who initially respond to metronidazole experience a clinical recurrence following the cessation of antibiotic administration.

  •
  Bacterial Resistance. Widespread use of oral vancomycin is discouraged for the treatment of CDAD in some hospitals due to concerns over the development of cross-resistance, including vancomycin-resistant Enterococci, or VRE, and vancomycin-resistant Staphylococcus, which can also cause other serious nosocomial infections. Furthermore, C. difficile resistance to metronidazole has been reported in at least one recent study.

  •
  Adverse Side Effects. Metronidazole, which is systemically absorbed and must be administered in high doses to treat CDAD, may result in serious adverse side effects and complications, including seizures, toxic reactions to alcohol, leukopenia, neuropathy, unpleasant taste or dry mouth.

  •
  Inducement of CDAD. Oral vancomycin and metronidazole are both broad-spectrum antibiotics that disrupt the normal gut flora. Because normal and healthy gut flora generally suppress the growth of C. difficile, administration of oral vancomycin or metronidazole may actually induce the development of CDAD.

  •
  Inconvenient Dosing and Difficult Compliance. The current treatment regimen for both oral vancomycin and metronidazole is inconvenient as both must be administered every six hours for a minimum of seven days, which may result in lower levels of compliance.

Potential Difimicin Advantages.    Difimicin is a differentiated macrocycle antibiotic consisting of an 18-member ring structure. Difimicin has significant differentiating features, including a narrow antimicrobial spectrum, fast-acting bactericidal activity against C. difficile, minimal systemic exposure and an enduring clinical effect. Based on our clinical and pre-clinical studies of Difimicin for the treatment of CDAD, we believe Difimicin may offer the following advantages:

  •
  Demonstrated activity against C. difficile, including hypervirulent strains such as NAP1/027, with low rates of treatment failures and recurrences;

  •
  Evidence of low C. difficile resistance, including hypervirulent strains such as NAP1/027;

  •
  Minimal systemic exposure resulting in a favorable safety profile;

  •
  Limited disruption of normal gut flora resulting in a lower likelihood of inducement of CDAD and decreased severity of disease; and

  •
  Convenient, twice daily dosing regimen.

Clinical Development

Phase 2b/3 Pivotal Trials.    Based on our Phase 2a clinical trial results, in May 2006, we initiated a North American double blind, randomized, parallel group Phase 2b/3 study to compare the safety and efficacy of Difimicin dosed at 200 mg twice daily (400 mg/day), versus oral vancomycin dosed at its recommended dosing regimen of 125 mg every six hours (500 mg/day) for ten days, in CDAD patients. In the initial Phase 2b trial, we plan to enroll a total of 100 CDAD patients at approximately 20 sites.

Following an interim-blinded safety analysis by an independent data safety monitoring board we intend to transition this trial to a Phase 3 trial in the first quarter of 2007, expanding the number of sites to approximately 100 with a target total enrollment of approximately 664 CDAD patients. The primary endpoint for the Phase 3 trial will be clinical cure of CDAD, as determined by the treating physician for each patient two days after the end of treatment. A secondary endpoint will be recurrence, as determined four weeks following treatment. We anticipate receiving data from this trial in the fourth quarter of 2007. We plan to initiate a second Phase 3 pivotal trial of the same design in the first quarter of 2007 and anticipate receiving data from this trial in the first quarter of 2008. If both trials are successful, we intend to file an NDA in the second half of 2008.

Phase 2a Study.    In July 2005, we completed an open-label, dose-ranging, randomized safety and clinical evaluation study of Difimicin in patients with CDAD at five sites. Difimicin was administered to 48 patients. Three patients withdrew from the trial for reasons unrelated to the administration of Difimicin, resulting in 45 patients eligible for evaluation. Forty-one of these patients completed a ten-day therapy regimen consisting of twice daily doses of 50 mg (100 mg/day), 100 mg (200 mg/day) or 200 mg (400 mg/day). A primary endpoint of the trial was clinical cure of CDAD, as determined by the treating physician for each patient on the tenth day of administration. Additional endpoints investigated were time-to-resolution of diarrhea, recurrence rate through six weeks post-treatment and total relief of CDAD symptoms, defined as complete relief of diarrhea, fever and abdominal pain, and normalized white blood cell counts by the end of the ten-day therapy.

Among the 45 evaluated patients, only four patients failed to achieve clinical cure by the end of ten days of therapy, two of whom were in the 100 mg/day dose group and two of whom were in the 200 mg/day dose group. None of the patients in the 400 mg/day dose group failed to achieve clinical cure. All 41 cured subjects were subsequently monitored for six weeks following therapy for recurrence. CDAD recurred in two of the 41 cured subjects, one in the 100 mg/day dose group and one in the 400 mg/day dose group. The median cure times, or time-to-resolution of diarrhea, were as follows: 5.5 days for the 100 mg/day dose group, 3.5 days for the 200 mg/day dose group and 3.0 days for the 400 mg/day dose group.

A summary of the results of the Phase 2a clinical trial for Difimicin is presented below:

	Dose Group
Parameter
	100 mg/day		200 mg/day		400 mg/day
Clinical Cures	86%	(12/14)	87%	(13/15)	100%	(16/16)
Total Symptom Relief	43%	(6/14)	53%	(8/15)	81%	(13/16)
Recurrence	8%	(1/12)	0%	(0/13)	6%	(1/16)
Median Time to Cure of Diarrhea	5.5 Days		3.5 Days		3.0 Days

Pharmacokinetic analyses were performed on all patients. Difimicin was not detectable in the blood in half of the patients and only three subjects had levels exceeding 0.02 μg/mL. Stool concentrations of Difimicin averaged over 1,400 μg/g of stool at the 400 mg/day dose level at day ten. As C. difficile is present mainly in the gut, high stool concentrations suggest that Difimicin is present where needed to treat CDAD and low concentrations in the blood indicate Difimicin is minimally absorbed in the system, thus reducing the risk of side effects. There were no adverse events determined by the physicians to be related to Difimicin. At one site in this Phase 2a trial, we performed a microbiologic analysis of the stool of 29 patients. This analysis showed that Difimicin did not cause any unusual disruptions of normal gut flora for patients in any of the three dose groups.

Phase 1 Studies.    We have completed two double-blind, oral, dose-escalating, placebo-controlled Phase 1 trials, one of which was a Phase 1a single-dose trial, and one of which was a Phase 1b multiple-dose trial. The trials were designed to determine the safety, tolerability, and pharmacokinetic characteristics of Difimicin in healthy volunteers. Each Phase 1a patient received two single oral administrations of either a 100 mg dose followed by a 300 mg dose, or a 200 mg dose followed by a 450 mg dose of Difimicin. Each Phase 1b patient received daily oral administrations of 150, 300, or 450 mg doses of Difimicin for ten consecutive days. In both trials, there were eight subjects for each dose level, six of whom were randomly selected to receive Difimicin and two of whom received placebo. We collected blood, urine and stool samples for pharmacokinetic analysis. Vital signs including blood pressure, pulse, body temperature and electrocardiograms were measured following each dosing and on a regular basis throughout the study. In both studies, Difimicin was well tolerated by all subjects and no drug-related adverse events were observed.

Difimicin also exhibited a favorable pharmacokinetic profile for CDAD treatment. After oral administration at either single dose or multiple doses, all blood samples had low, usually lower than 0.02 μg/mL, or undetectable levels of Difimicin which indicates very low systemic absorption. In contrast, Difimicin was found to be present in high concentrations in the stool. For example, at day ten for the 450 mg per day multiple-dose group, the mean Difimicin stool concentration exceeded 10,000 times the MIC90, or minimum concentration of a drug needed to inhibit growth of 90% of microorganisms, of C. difficile.

Pre-Clinical Development.    Our pre-clinical studies of Difimicin demonstrated the potent narrow-spectrum antimicrobial activity of Difimicin against C. difficile, with an MIC90 of 0.125 μg/mL for this organism. The same value was obtained in a separate experiment in which 110 genetically distinct strains of C. difficile were tested. Based on our pre-clinical studies, Difimicin was found to be four times more potent than metronidazole and 16 times more potent than vancomycin against C. difficile. Generally, Difimicin is 10 to 100 times more potent against C. difficile than against other gram-positive organisms, but is inactive against gram-negative organisms and yeast.

Commercialization.    In April 2005, we entered into an agreement with Par pursuant to which we and Par are exclusively collaborating to develop and commercialize Difimicin. We granted to Par an exclusive royalty-bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We have rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. We also granted to Par a non-exclusive license to manufacture Difimicin in its territories. We retained all other rights to Difimicin in the rest of the world, and we must pay Par low single-digit royalties on our net sales of Difimicin in certain markets. See "— Collaborations, Commercial and License Agreement and Grants — Par Pharmaceutical, Inc."

Difimicin — Other Indications

Based on our pre-clinical and clinical studies for CDAD treatment, we believe Difimicin may be effective against a broad range of indications with significant unmet medical needs. Our strategy is to develop Difimicin for its lead indication, CDAD treatment, while also advancing its development for additional indications in collaboration with Par as indicated below. Par currently has rights to Difimicin for all indications in its territories.

CDAD Prophylaxis.    We believe Difimicin may be effective not only for treating CDAD but also for preventing CDAD. Patients at high risk of developing CDAD, such as elderly patients in long-term care facilities or hospital patients on broad-spectrum antibiotics or PPIs, may benefit from prophylactic protection from the disease. Up to 20% of long-term care patients are colonized with C. difficile. There is currently no therapeutic drug approved for the prophylaxis of CDAD. Incidence of CDAD outbreaks has been increasing in the hospital and community settings, and we believe Difimicin may provide safe, potent and narrow-spectrum bactericidal activity against C. difficile, thereby protecting high-risk patients while limiting disruption to normal gut flora. Independent investigators at Oxford University are planning to conduct a proof-of-concept clinical trial of Difimicin for CDAD prophylaxis utilizing grant funds that will target 2,000 patients in the second half of 2007. The purpose of the trial is to evaluate Difimicin for CDAD prophylaxis in high-risk patients. If the trial results are positive, we will consider a Phase 3 trial for this indication.

Prevention of Nosocomial Vancomycin-Resistant Enterococci, or VRE, Bloodstream Infections.    Pre-clinical data indicate that Difimicin is active in vitro against antibiotic-resistant Enterococci, including VRE. Enterococci are common bacteria that reside in the GI tract and generally do not pose a serious health risk. However, if Enterococci enter the bloodstream, they can cause serious and life-threatening infections, especially in subjects with weakened immune systems. Vancomycin is considered the last line of defense against such infection. However, growing bacterial resistance to vancomycin has emerged, requiring new therapeutic options.

Biological and stool concentration data from our Phase 1 and 2a CDAD treatment trials indicate Difimicin may be useful in the prevention of VRE bloodstream infections by minimizing the colonization of these bacteria in the GI tract before they enter into the bloodstream. We are planning to conduct a proof-of-concept clinical trial for this additional indication.

Methicillin-Resistant Staphylococci, or MRS, Prophylaxis.    We believe Difimicin may be useful as prophylaxis for other bacteria infections such as MRS. Methicillin is a narrow-spectrum antibiotic that was previously used to treat infections caused by susceptible gram-positive bacteria, such as Staphylococcus aureus, or S. aureus, and Staphylococcus epidermidis, or S. epidermidis, that would otherwise be resistant to most penicillins.

  •
  Nasal Carriage. Pre-clinical data indicate that Difimicin may be useful for the prevention of nasal colonization of bacteria such as S. aureus, including methicillin resistant strains of S. aureus, including MRSA, and S. epidermidis, or MRSE. The prevention and decolonization of these pathogens in the nasal carriage are part of the standard infection control program to reduce the risk of infection in high-risk patients and healthcare workers. Mupirocin, a gram-positive topical antibiotic, is the only medication currently approved for the treatment of nasal carriage infection but bacterial resistance to mupirocin is growing. We believe that a non-irritating nasal formulation of Difimicin may be an effective alternative to mupirocin to prevent nasal carriage infection. We expect to develop a formulation of Difimicin for the prevention of nasal carriage infection in 2007 and plan to initiate pre-clinical and clinical development efforts in 2008.

  •
  Catheter-Related. Pre-clinical data indicate that Difimicin may be useful for the prevention of catheter-related infections with S. aureus, including MRSA, and S. epidermidis, including MRSE. Prevention of the colonization of these pathogens around the entry point of a catheter is important to reduce the risk of serious infection. Most patients who require catheterization are at risk of infection. The patients who are at the highest risk of catheter-related infections include oncology, post surgical and intensive care patients. Mupirocin is the only antibiotic currently approved for the prevention of catheter-related infections. We believe that Difimicin may be an effective alternative to mupirocin for topical use to prevent the risk of catheter-related infections. We plan to develop a formulation of Difimicin for the prevention of catheter-related infections in 2007 and plan to initiate pre-clinical and clinical development efforts in 2008.

Prulifloxacin (OPT-99)

Overview.    We are developing Prulifloxacin for the treatment of infectious diarrhea, including travelers' diarrhea, a community-acquired infection which can be caused by a broad range of bacteria. We will seek a label for Prulifloxacin for the treatment of infectious diarrhea and initially plan to focus commercialization efforts on the treatment of travelers' diarrhea. Prulifloxacin is a prodrug in the fluoroquinolone class of antibiotics, a widely-used class of broad-spectrum antibiotics. A prodrug is an inactive form of a compound that is converted in the body to an active drug either by spontaneous chemical reaction or through the enzymatic process. Following oral administration, Prulifloxacin is converted to ulifloxacin, which is rapidly bactericidal by killing susceptible bacterial pathogens through inhibition of DNA replication. Ulifloxacin has demonstrated potent broad-spectrum activity against gram-positive and gram-negative bacteria. We are currently conducting the first of two Phase 3 clinical trials of Prulifloxacin for the treatment of travelers' diarrhea. We believe that Prulifloxacin will be a differentiated therapeutic option for travelers' diarrhea due to its broad and potent activity against gastrointestinal pathogens, favorable safety profile, clinical efficacy and convenient dosing regimen.

In June 2004, we acquired from Nippon Shinyaku the exclusive rights to develop and commercialize Prulifloxacin for all indications in the United States. Prulifloxacin has been marketed by other companies in Japan since 2002 to treat a wide range of bacterial infections, including infectious diarrhea, and in Italy since 2004 to treat UTIs and RTIs. Other parties have established that Prulifloxacin is well-tolerated, as demonstrated by its use in the treatment of more than two million patients as of December 2005. A 1996 investigator-initiated clinical study of Prulifloxacin in Japan by a third party for the treatment of infectious diarrhea evaluated the safety and efficacy of Prulifloxacin in 122 subjects, with an endpoint of clinical cure, as evidenced by eradication of bacterial pathogens. Prulifloxacin was considered effective in approximately 98% of the 54 subjects evaluated for clinical cure. Prulifloxacin also eradicated the bacterial pathogen in approximately 95% of the 77 subjects evaluated for bacteriological effect. One hundred eight of the 109 subjects evaluated for safety had no adverse effects while one subject experienced a mild rash that was possibly related to Prulifloxacin administration, but quickly recovered and continued to receive all scheduled therapy.

Infectious Diarrhea.    Infectious diarrhea is associated with an infection caused by bacteria, viruses or parasites. Its symptoms include stomach cramps, vomiting, nausea, fever and headache. Infectious diarrhea is the world's second-leading cause of morbidity and mortality. It is a significant problem even in the United States where it is often found in otherwise healthy individuals.

Travelers' diarrhea is infectious diarrhea contracted by the ingestion of contaminated food or water. The CDC estimates that there are approximately 50,000 cases of travelers' diarrhea each day among the 50 million worldwide annual travelers to developing countries. We estimate that approximately 23 million patients are treated with antibiotics for infectious diarrhea annually in the United States. Bacteria cause approximately 85% of travelers' diarrhea in most localities, and the majority of these cases involve E. coli, Shigella or Salmonella. Severe infections can cause large fluid loss and result in dehydration and hospitalization. The CDC estimates that 30% to 50% of travelers to high-risk regions (including most of Asia, the Middle East, Africa, Central America and South America) will develop travelers' diarrhea during a one- to two-week visit. The risk of infection increases with the duration of travel, and infection is possible throughout the world. A study of Americans visiting developing countries found that 46% acquired diarrhea.

Current Treatments and Limitations.    Authorities such as the Infectious Disease Society of America and the CDC recommend treatment for travelers' diarrhea with an antibiotic that has an appropriate spectrum of activity against typical pathogens related to travelers' diarrhea. These antibiotics include fluoroquinolones such as ciprofloxacin, macrolides such as azithromycin, sulfonamides such as trimethoprim-sulfamethoxazole, or TMP/SMX, tetracyclines such as doxycycline, and rifamycins such as rifaximin. Fluoroquinolones remain the first-line treatment for infectious diarrhea because of their bactericidal nature, broad spectrum of activity and generally well-tolerated profile.

Many of the treatments for travelers' diarrhea have significant limitations. Limitations of ciprofloxacin, rifaximin and TMP/SMX, three of the most commonly prescribed treatments for infectious diarrhea, include one or more of the following:

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  Limited Spectrum of Activity and Antimicrobial Resistance. Rifaximin is approved only for the treatment of travelers' diarrhea caused by noninvasive strains of E. coli. Rifaximin is not recommended for the treatment of diarrhea caused by other pathogens commonly associated with travelers' diarrhea such as Shigella, Salmonella, Aeromonas, Campylobacter, Plesiomonas, and Yersinia. In addition, our studies with a panel of 582 infectious diarrhea-associated bacteria have shown that 25% of E. coli and 67% of Shigella strains associated with travelers' diarrhea are resistant to TMP/SMX.

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  Possible Side Effects. Ciprofloxacin has been associated with phototoxicity and QT interval prolongation, a condition that is associated with potentially life-threatening cardiac arrhythmias. Rifaximin has been linked to allergic reactions to the drug. TMP/SMX has been associated with both frequent mild allergic reactions and rare but serious adverse effects including bone marrow suppression, severe liver damage, severe renal impairment and agranulocytosis, an acute condition related to leukopenia.

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  Convenience and Compliance. Ciprofloxacin is approved as therapy for infectious diarrhea with a dosing regimen of twice daily administrations for five to seven days. Rifaximin is approved as therapy for diarrhea caused by noninvasive E. coli and is given three times daily for three days. These treatment regimens may be inconvenient for traveling patients.

Prulifloxacin Advantages.    We believe that Prulifloxacin will be a differentiated and a better therapeutic course for bacterial infectious diarrhea for several reasons, including:

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  Efficacy. Prulifloxacin has been established to be an effective therapy for infectious diarrhea in clinical studies by third parties in Japan. Ulifloxacin, the active metabolite of Prulifloxacin, quickly reached effective concentration levels following a single administration of the drug in patients with profuse diarrhea. Approximately two-thirds of the oral dose of Prulifloxacin remains in the stool after being converted to ulifloxacin while approximately one-third is absorbed and accumulated in tissues and in phagocytes, the white blood cells which engulf bacterial pathogens. Ulifloxacin remains active in these tissues and available in the body to eliminate invasive and intracellular pathogens such as Shigella and Salmonella and invasive forms of E. coli.

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  Spectrum of Activity. Ulifloxacin has more potent antibacterial activity relative to other antibacterial agents against infectious diarrhea pathogens. In a pre-clinical study we commissioned, ulifloxacin was the most active of nine antibacterial agents tested against a panel of 582 international infectious diarrhea-associated bacteria. The potency of six of these agents against common bacterial pathogens that cause diarrhea is shown below, normalized to the potency of rifaximin:

	Comparative Potency Against Bacteria(1)
Antibacterial	E. coli (100 isolates)	Salmonella (101 isolates)	Shigella (101 isolates)
Ulifloxacin	2,000	533	2,000
Ciprofloxacin	1,000	133	1,000
Azithromycin	4	4	4
Rifaximin	1	1	1
Doxycycline	1	0.5	0.5
TMP/SMX	≤0.25	≥32	≤0.25

    (1)
    The potency of an antibiotic normalized to rifaximin is expressed as the quotient obtained by dividing the MIC90 concentration of rifaximin by the MIC90 concentration of that antibiotic.

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  Side Effects. Prulifloxacin has an established and favorable safety profile with minimal potential to produce adverse side effects associated with other treatments for travelers' diarrhea, such as QT interval prolongation, phototoxicity, or central nervous system effects.

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  Convenience and Compliance. Prulifloxacin will be marketed as therapy for infectious diarrhea with a convenient dosing regimen of one tablet daily for three days.

On-Going Clinical Development and Next Steps.    We are currently conducting the first of two Phase 3 clinical trials for the registration of Prulifloxacin in the United States for the treatment of bacterial infectious diarrhea, including travelers' diarrhea.

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  Phase 3 Trials. The first 375-patient trial being conducted in the United States, Mexico and Peru was initiated in July 2006 and is a randomized, double-blind placebo-controlled clinical trial in which 250 patients will receive Prulifloxacin in 600 mg doses and 125 patients will receive a placebo. We plan to initiate the second 250-patient trial in the fourth quarter of 2006 in India and we plan to add additional sites in other countries such as Guatemala, Thailand and Kenya. This second trial will be a randomized, double-blind placebo-controlled clinical trial in which 125 patients will receive Prulifloxacin in 600 mg doses and 125 patients will receive placebo. The primary endpoint of both trials is time to last unformed stool. Secondary endpoints include microbiological eradication of the disease pathogen and relief of other disease symptoms. We currently anticipate completion of both trials during the second half of 2007, with an NDA filing to follow in the first half of 2008.

  •
  Proposed Phase 4 Marketing Support Trial. This 320-patient trial contemplated to be conducted in the United States, Mexico and Peru will be a randomized, double-blind comparator-controlled clinical trial in which Prulifloxacin and ciprofloxacin will each be administered to a total of 160 patients. The primary endpoint of the trial is non-inferiority of Prulifloxacin to ciprofloxacin with respect to the time to last unformed stool. We plan to initiate this trial subsequent to NDA submission of Prulifloxacin.

Additional Indication for Urinary Tract Infection.    After the anticipated launch of Prulifloxacin for the treatment of infectious diarrhea, we may seek additional approval of Prulifloxacin for the treatment of complicated UTIs, which are commonly caused by bacteria such as E. coli, Staphylococcus saprophyticus and Pseudomonas aeruginosa. According to the Kidney and Urology Foundation of America, an estimated ten million physician office visits in 2002 were due to UTIs, the second leading cause of infection following RTIs. UTIs account for up to 40% of nosocomial infections and, when present, can increase the average hospital patient cost by approximately $675 per patient. According to IMS Health, global sales of UTI prescription antibiotics exceeded $1.1 billion in 2003, with the United States accounting for approximately 62% of this market. We believe Prulifloxacin's advantages as a therapy for infectious diarrhea can be leveraged in the approval for treatment of complicated UTIs. Prulifloxacin is currently approved as therapy for complicated and uncomplicated UTIs in Italy and Japan. Prulifloxacin was compared to ciprofloxacin as therapy for complicated lower UTIs in a 257-patient, double-blind, comparator-controlled clinical trial that was conducted in Europe by third parties. In patients that were administered Prulifloxacin once daily for 10 days, clinical resolution of the infection was achieved in approximately 95% of patients and the pathogen was eradicated in approximately 90% of patients. In contrast, in patients that were administered ciprofloxacin twice daily for 10 days, clinical resolution was achieved in approximately 93% of patients and the pathogen was eradicated in approximately 78% of patients. A similar open-label study produced microbiological eradication and clinical cure in approximately 93% and approximately 96%, respectively, of 113 Prulifloxacin-treated patients.

Our OPopS Drug Discovery Platform

Background.    Carbohydrates are the most abundant class of biological molecules in nature and are fundamental to many physiological processes, which can be inhibited or augmented by carbohydrate-based drugs. We believe these processes represent potential drug targets for infectious diseases, cancer and immune-related disorders. Carbohydrates, however, can be difficult to synthesize because of their complex molecular structure. Historically, the synthesis of complex carbohydrate molecules took weeks to months to complete, and thus carbohydrate synthesis for use in therapeutics has often been characterized as prohibitively difficult and time-consuming. Numerous drugs currently on the market have carbohydrate components, which are often implicated in bacterial resistance, and numerous diseases involve interactions with carbohydrate molecules. Carbohydrate synthesis involves the manipulation of existing drugs to improve their spectrum of activity or significantly reduce their side effects. Such drugs include aminoglycosides, glycopeptides, macrolides and antivirals.

Our Technology.    Our proprietary OPopS drug discovery platform allows us to develop potential drug candidates through carbohydrate drug synthesis. OPopS is a computer-aided method that enables the rapid and low cost synthesis of a wide array of carbohydrate-based compounds. Specifically, the two components of our OPopS technology that allow us to synthesize new compounds are:

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  GlycoOptimization. This process enables the modification of a carbohydrate group on an existing drug to improve its properties.

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  De Novo Glycosylation. This process enables the addition of new carbohydrate groups on an existing drug to create new, patentable compounds.

We acquired worldwide rights to this technology from The Scripps Research Institute, or TSRI, in July 1999. We have built approximately 500 carbohydrate building blocks, and through our proprietary OptiMer software program, we are able to rapidly and reliably produce a wide variety of carbohydrate-based molecules. With OPopS, we are able to reduce the time required for the synthesis of these molecules from weeks or months to hours. We believe OPopS enables us to develop patentable drugs, optimizing drug performance, improving activity, overcoming bacterial resistance issues and/or improving side effect profiles. Several of our pre-clinical drug candidates have been developed with OPopS and we intend to use this technology to identify additional novel carbohydrate-based product candidates with significant commercial potential.

Other Pipeline Product Candidates

Using our OPopS technology, we are developing a pipeline of promising new drug candidates for the treatment of various indications including osteoarthritis and breast cancer. Our strategy is to license these drug candidates opportunistically to third-party partners in order to maximize the potential for their development and commercialization. The most advanced pipeline product candidates are as follows:

OPT-88: A Therapy for Osteoarthritis

Overview.    We intend to develop our carbohydrate-based product candidate OPT-88 as a disease-modifying intra-articular, or within the cavity of a joint, therapy for osteoarthritis. Osteoarthritis is caused by the breakdown and eventual loss of the cartilage of one or more joints in the body. Key symptoms include pain in joints such as knees, hips and fingers, inability to walk or bear weight and infection surrounding such joints. There are no currently marketed treatments for the underlying disease. According to the National Institute of Arthritis and Musculoskeletal and Skin Diseases, osteoarthritis is one of the most common types of joint diseases and is estimated to affect 33 million people in the United States in 2006. Pre-clinical studies of OPT-88 indicate reduced erosion of knee cartilage and a reduction of pain for up to nine days after a single injection. With its disease-modifying activity and tolerability profile, OPT-88 represents a potentially new intra-articular therapy, and we believe it is a significant product opportunity for the osteoarthritis market.

Pre-Clinical Studies and Future Plans.    In vitro studies of OPT-88 in human cell cultures have shown that it significantly stimulates restoration of joint cartilage. Animal studies demonstrated a reduced pathology and reduction in the erosion of knee cartilage. We plan to initiate a Phase 1 study of OPT-88 in 2007 to assess the safety of repetitive intra-articular injections in patients with knee osteoarthritis using an escalating dose scheme and if successful, followed by a proof-of-concept Phase 2 efficacy study. After our Phase 2 study, we plan to seek a partner to fully develop and commercialize OPT-88.

OPT-822/OPT-821: A Cancer Immunotherapy

Overview.    We are currently developing our carbohydrate-based product candidate OPT-822 combined with OPT-822's adjuvant therapy OPT-821, a carbohydrate-based immunostimulant, for the treatment of metastatic breast cancer. According to the American Cancer Society, breast cancer was the second most common form of cancer among women in the United States, with more than 200,000 new cases and 40,000 deaths estimated in 2005. The survival rate for patients with metastatic breast cancer remains limited, with a median survival of two to three years and a five-year survival rate of less than 20% for those patients diagnosed with late-stage cancer that has metastasized to other parts of the body. In July 2002, we acquired exclusive rights from Sloan-Kettering Institute for Cancer Research, or SKI, to develop and commercialize OPT-822 worldwide. Carbohydrate antigens are known to stimulate the immune response against cancer cells in the body. We have applied OPopS technology to manufacture carbohydrate cancer antigens, including Globo-H, a prominent antigen in breast cancer cells, and sialyl Lewis a, an antigen in breast and small lung cancer cells. OPT-822 is a novel cancer immunotherapy and is composed of Globo H linked to a protein carrier.

Clinical Studies and Future Plans.    SKI completed Phase 1 safety studies of OPT-822 in prostate cancer patients and breast cancer patients in 1999 and 2001, respectively. In these studies, OPT-822 appeared to be well tolerated and to stimulate response to tumor antigens. Thirteen of 27 metastatic breast cancer patients survived after six years. We also plan to evaluate the clinical efficacy of OPT-822 combined with OPT-822's adjuvant therapy OPT-821. We plan to identify a strategic partner, apply for government grants for subsequent clinical trials, and then initiate a Phase 2/3 clinical trial in Asia in 2007.

OPT-1068 and OPT-1273: Macrolide and Ketolide Antibiotics

Macrolide antibiotics have been marketed for the treatment of upper and lower respiratory tract infections. Macrolides such as azithromycin and ketolides such as telithromycin are related classes of antibiotics which have strong gram-positive activity and inhibit bacterial growth. However, an increasing number of pathogens are now resistant to currently available macrolides and ketolides. Two of our leading product candidates developed with our glycooptimization technology, OPT-1068 and OPT-1273, are effective against these resistant bacterial strains. These product candidates have been shown to possess potent activity against multi-drug resistant Streptococcus pneumoniae and Streptococcus pyogenes, common RTI pathogens. OPT-1068, the most advanced of these lead candidates, is orally active with potent efficacy in animal models after once-a-day administration. Cempra has licensed a library of approximately 500 macrolides related to these two product candidates. Cempra has informed us that it is initially planning to develop OPT-1068 for RTIs in adults and children, including sinusitis, an infection of the sinus, pharyngitis, an infection of the pharynx, and community-acquired mild and moderate pneumonia.

Our Strategy

Our principal objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of innovative anti-infective compounds, with an initial focus on gastrointestinal infections and related diseases. To achieve these objectives, our strategy includes the following key elements:

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  Build a branded anti-infective franchise through current and in-licensed product candidates. We currently have two late-stage antibiotic product candidates, Difimicin for the treatment of CDAD, and Prulifloxacin for the treatment of infectious diarrhea, including travelers' diarrhea. We also intend to develop these two lead products for additional indications and selectively in-license additional anti-infective compounds for development and/or commercialization. In addition, in order to maximize the value of our franchise, we intend to opportunistically seek partners to commercialize our product candidates outside of our core markets. We believe our management's industry knowledge and contacts will be a significant advantage in executing this part of our strategy.

  •
  Develop our lead product candidates for clinical and regulatory approval. We are currently focusing our resources on developing Difimicin and Prulifloxacin. Difimicin potentially offers significant advantages over existing therapeutics for CDAD, a serious and growing hospital-acquired illness. Prulifloxacin also offers significant advantages over existing therapeutics for infectious diarrhea and has an extensive record of safety and efficacy, having been used in over two million patients in Europe and Japan. If our trials for Difimicin for the treatment of CDAD are successful and completed in a timely manner, we plan to file an NDA for Difimicin in the second half of 2008. If our trials for Prulifloxacin for the treatment of travelers' diarrhea are successful and completed in a timely manner, we plan to file an NDA for Prulifloxacin in the first half of 2008.

  •
  Build marketing and sales capabilities in our core markets. Our objective is to market innovative antibiotics in areas of unmet medical needs for the treatment and prevention of nosocomial and serious community-acquired infections. Specifically, we initially plan to commercialize and develop Difimicin and Prulifloxacin in key defined markets. In order to achieve these goals, we intend to develop our own marketing organization and sales force, as well as evaluate partnering alternatives to commercialize our product candidates.

  •
  Leverage our internal discovery capabilities and expertise in carbohydrate chemistry to expand our portfolio of product candidates. We intend to expand our product portfolio by exploiting our internal expertise to discover and develop additional product candidates. We believe our proprietary technology and our capabilities and expertise in carbohydrate chemistry will enable us to more rapidly identify and develop successful product candidates. We may opportunistically seek partners for the development and commercialization of product candidates in order to maximize value and maintain our strategic focus.

Marketing and Sales

We currently have no marketing, sales or distribution capabilities. However, we plan to develop these capabilities internally or through collaborations with third parties. Pursuant to our collaboration with Par, Par has the exclusive right to develop and commercialize Difimicin in the United States, Canada and Puerto Rico, with an option for Israel following NDA approval. We plan to build our own marketing and sales force for our target markets for Difimicin in Europe, including Germany, France, Italy, the United Kingdom, Spain and Sweden, and Latin America, including Brazil, Mexico and Argentina. In other markets, including Japan, we plan to seek collaborations with third parties. Following regulatory approval and prior to launch of Difimicin, we intend to build a marketing and sales organization that is appropriate for the size of such markets. We plan to target our marketing and sales of Difimicin to hospital-based and long-term care physicians, including gastroenterologists, infectious disease specialists and internists. If Prulifloxacin is approved by the FDA, we intend to hire representatives to commercialize it in the United States. We plan to target our marketing and sales of Prulifloxacin to high-prescribing physicians of antibiotics for travelers' diarrhea, including those at travel clinics.

We continue to evaluate the marketing and sales capabilities that will be necessary to launch and commercialize Difimicin and Prulifloxacin. We are currently building a marketing department and establishing a medical affairs group to introduce our product candidates to key opinion leaders in CDAD and healthcare professionals focusing on infectious diseases and gastroenterology.

Collaborations, Commercial and License Agreements and Grants

Par Pharmaceutical, Inc.    In April 2005, we entered into a collaboration agreement with Par. Under the terms of the agreement, we agreed to exclusively collaborate in the development and commercialization of Difimicin. We granted to Par an exclusive royalty bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We also granted to Par a non-exclusive license to manufacture Difimicin in its territories. We retained all other rights to Difimicin in the rest of the world. At the time of execution of this collaboration agreement, Par also purchased $12.0 million of our Series C preferred stock.

We are generally responsible for expenses associated with the pre-clinical and clinical development of Difimicin. In March 2006, we entered into a letter agreement with Par to limit our costs associated with the Phase 2b/3 and Phase 3 clinical trials of Difimicin to approximately $16.4 million, provided that we are responsible for any increased costs due to (i) changes in studies or clinical development implemented as a result of feedback from the FDA or (ii) errors resulting from any decisions we made in connection with the development of Difimicin. Par is also responsible, at its expense, for the manufacture, marketing and commercialization of Difimicin and any post-approval clinical trials of Difimicin in its licensed territories.

We have rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. In the event Par sublicenses its rights under our collaboration agreement, we will receive royalties based on a percentage of net revenues generated by Par's sublicensees and not necessarily on sales of Difimicin, subject to certain adjustments. We must pay Par low single-digit royalties on our net sales of Difimicin outside of the ASEAN countries.

The terms of the collaboration agreement continue until the later of the expiration of the last-to-expire patent claim or 15 years from the first commercial sale of Difimicin, unless the agreement is terminated. Either party may terminate the collaboration agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. Either party may also terminate the agreement upon 90 days' prior written notice if Difimicin is permanently or completely withdrawn from any market in Par's territory or Par provides written notice of its determination to discontinue or not to pursue regulatory approval and/or commercial sale of the Difimicin in its territory. Par may also terminate the agreement for any reason upon 60 days' prior written notice. Neither party may assign its rights under the collaboration agreement without the prior written consent of the other; provided that either party may assign its rights without consent to an affiliate or an entity which acquires substantially all of the assigning party's assets or business related to Difimicin if the assigning party provides written notice of the assignment to the non-assigning party and the assignee assumes, in writing, all of the assigning party's obligations. In addition, Par has the right to sublicense its rights under the collaboration agreement without our consent. We and Par have, and may in the future, engage in discussions with potential partners in order to maximize the commercialization potential of Difimicin.

Nippon Shinyaku.    In June 2004, we entered into a license agreement with Nippon Shinyaku. Under the terms of the agreement, we acquired the non-exclusive right to import and purchase Prulifloxacin, and the exclusive right (with the right to sublicense), within the United States, to develop, make, use, offer to sell, sell and license products suitable for consumption by humans containing Prulifloxacin. Additionally, we acquired rights within the United States to a key patent which covers the compound and the treatment of bacterial infections in humans and animals. The key patent will expire in February 2009; however, upon receiving final marketing approval of Prulifloxacin, we plan to apply to extend the term of this key patent, for up to an additional five years, with the PTO under the Drug Price Competition and Patent Term Restoration Act, informally known as the Hatch-Waxman Act. Under the agreement, we also acquired rights to a pending U.S. patent application filed by Nippon Shinyaku in October 2005 which relates to production of a form of Prulifloxacin.

Under the terms of the agreement, we paid Nippon Shinyaku a $1.0 million upfront licensing fee and will owe Nippon Shinyaku a milestone payment upon the filing of the NDA for Prulifloxacin in the United States. We also agreed to exclusively purchase Prulifloxacin from Nippon Shinyaku and to purchase a certain amount of Prulifloxacin annually that is to be mutually agreed upon by us and Nippon Shinyaku, commencing in the year of the first commercial sale of Prulifloxacin in the United States. If Nippon Shinyaku is unable to supply us with the required amount of Prulifloxacin, then Nippon Shinyaku will grant us a non-exclusive, worldwide license to make or have made Prulifloxacin, in which event we will owe Nippon Shinyaku a royalty based on the amount of net sales of Prulifloxacin generated by us and our sublicensees. Additionally, we will owe Nippon Shinyaku certain royalties based on the amount of net sales of Prulifloxacin less the amount of Prulifloxacin we buy from Nippon Shinyaku.

Either party may terminate the agreement 60 days after giving notice of a material breach which remains uncured 60 days after written notice. If not terminated earlier, the agreement will terminate upon the longer of ten years from the date of the first commercial sale of Prulifloxacin in the United States or until the date on which the last valid patent claim relating to Prulifloxacin expires in the United States.

Sloan-Kettering Institute for Cancer Research.    In July 2002, we entered into a license agreement with SKI to acquire, together with certain non-exclusive licenses, exclusive, worldwide licensing and sublicensing rights to certain patented and patent-pending carbohydrate-based cancer immunotherapies. As partial consideration for the licensing rights, we paid to SKI a one-time fee consisting of both cash and 120,000 shares of our common stock. Under the agreement, which was amended in June 2005, we owe SKI milestone payments for each licensed product upon the (i) commencement of Phase 3 clinical studies, (ii) filing of the first NDA, (iii) marketing approval in the United States and (iv) marketing approval in each and any of the United Kingdom, Germany, France, Italy, Spain and Japan, but only to the extent that we, and not a sublicensee, achieve such milestones. We also owe SKI royalties based on net sales generated from the licensed products and income we source from our sublicensing activities, which royalty payments are credited against a minimum annual royalty payment we owe to SKI during the term of the agreement.

The term of the agreement continues until the later of July 31, 2017, or the expiration of the last to expire of the patents licensed under this agreement, unless the agreement is earlier terminated. The agreement can be terminated by SKI for a variety of reasons, including (i) upon 60 days' notice in the event we fail to meet a development milestone specified in the agreement or (ii) upon 30 days' notice, in the event we fail to pay any licensing fees, royalties or patent expenses due under the agreement within 30 days of the due date and thereafter fail to pay such deficit in-full within the 30-day notice period.

Cempra Pharmaceuticals, Inc.    In March 2006, we entered into a collaborative research and development and license agreement with Cempra, a biotechnology company focused on anti-infectives. We are collaborating with Cempra to discover, develop and commercialize drugs based on macrolide and ketolide compounds. We granted to Cempra an exclusive worldwide license, except in ASEAN countries as of the effective date of the agreement, with the right to sublicense, our patent and know-how related to our macrolide and ketolide antibacterial program, several other pre-clinical compounds and our related proprietary technology. Cempra is responsible for many of the costs associated with the development and commercialization of product candidates arising under agreement, including manufacturing, marketing and sales costs. As partial consideration for granting Cempra the licenses, we obtained an equity position in Cempra. We will receive milestone payments as product candidates are developed and/or co-developed by Cempra. The milestone payments will be triggered upon the completion of certain clinical development milestones and in certain instances, regulatory approval of products. We will also receive royalty payments based on a percentage of net sales of licensed products. In consideration of the foregoing, Cempra will receive milestone payments from us for each of the first two products we develop which receive regulatory approval in ASEAN countries as well as royalty payments on the net sales of such products.

The research term of this agreement continues until the earlier of our completion of all research activities set forth in the work plan under the agreement, or March 2008. Subject to certain exceptions, on a country-by-country basis, the general terms of this agreement continue until the later of: (i) the expiration of the last to expire patent rights of a covered product in the applicable country or (ii) ten years from the first commercial sale of a covered product in the applicable country. Either party may terminate the agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. Either party may also terminate the agreement for any reason upon 30 days' prior written notice provided that all licenses granted by the terminating party to the non-terminating party shall survive upon the express election of the non-terminating party.

The Scripps Research Institute.    In July 1999, we acquired exclusive, worldwide rights to OPopS technology from TSRI. This agreement includes the license to us of patents, patent applications and copyrights related to OPopS technology. We also acquired, pursuant to three separate license agreements with TSRI, exclusive, worldwide rights to over 20 TSRI patents and patent applications related to other potential drug compounds and technologies, including HIV/FIV protease inhibitors, aminoglycoside antibiotics, polysialytransferase, selectin inhibitors, nucleic acid binders, carbohydrate mimetics and osteoarthritis.

Under the four agreements with TSRI, we paid TSRI license fees consisting of an aggregate of 520,000 shares of our common stock with a deemed aggregate fair market value of $46,400, as determined on the dates of each such payment. Additionally, under each agreement, we owe TSRI payments upon the achievement of certain milestones, royalties based on net sales by us, our affiliates and sublicensees of the covered products and royalties based on revenue we generate from sublicenses granted pursuant to the agreements.

Each TSRI agreement terminates in part as follows: (i) with respect to each product which utilizes patent rights licensed under the agreement, on a country-by-country basis concurrently with the expiration of the last to expire of the applicable patent rights, (ii) with respect to each product which utilizes technology licensed under the agreement but which does not utilize patent rights also licensed thereunder, 15 years after the date of the first commercial sale of the product in each country and (iii) with respect to software licensed under the 1999 OPopS agreement, 75 years after the date the applicable copyright is filed in the United States.

Advanced Biologics.    In November 2005, we entered into a master services agreement with Advanced Biologics, as amended in January 2006. Under the terms of the agreement, Advanced Biologics will, from time to time, at our request and pursuant to separate work orders, perform research and/or administrative services in connection with certain of our clinical trials, including trial management, data collection, statistical programming or analysis, quality assurance auditing, scientific and medical communications, regulatory affairs consulting, regulatory submissions and strategic consulting. Pursuant to the master services agreement, we have issued work orders totaling $24.2 million for services. Unless extended by the mutual agreement of the parties, the master services agreement will terminate on November 16, 2012. We may terminate the master services agreement at any time and for any reason, upon 30 days' prior notice to Advanced Biologics.

Optimer Biotechnology, Inc.    In December 2003, we entered into a license agreement with our wholly-owned subsidiary, Optimer Biotechnology, Inc., or OBI. Under the terms of the license agreement, which was amended in September 2006, we granted to OBI and its sublicensees, if any, certain non-exclusive worldwide licensing rights for certain of our technologies, including OPopS. Additionally, we granted to OBI certain exclusive and non-exclusive licenses, with the right to sublicense, Difimicin, Prulifloxacin and OPT-822 in Taiwan, China, Hong Kong and the ASEAN countries. As partial consideration for the licenses, OBI issued to us shares of its common stock. Additionally, OBI will owe us royalties based on, among other things, net sales generated by OBI or sublicensees in its territories and for income generated by OBI's sublicensees worldwide. We will owe OBI low single-digit royalties on our sales of Difimicin and OPT-822 outside of its territories. Unless earlier terminated, the license agreement will terminate upon the last to occur of December 2023 or the expiration of certain of our patents.

NIH Small Business Innovation Research Awards.    In June 2005, we received a National Institutes of Health Small Business Innovation Research Program Phase II Award in the amount of $612,000 from the National Institute of Allergy and Infectious Diseases, or NIAID. The award is to facilitate discovery of a new macrolide class of antibiotics through glycosylation, our proprietary chemistry technology, and evaluation of the lead compound in pre-clinical settings. The grant also contains a recommendation for future support in the amount of $575,000, which funds will be awarded subject to availability and the satisfactory progress of the project, as determined by the NIAID. The award provides funding support from July 1, 2005 through June 30, 2007.

Manufacturing

We rely on third parties to manufacture our product candidates and currently have no plans to develop our own manufacturing facility. We require in our manufacturing and processing agreements that all third-party contract manufacturers and processors produce APIs, and finished products in accordance with cGMP and all other applicable laws and regulations. We maintain confidentiality agreements with potential and existing manufacturers in order to protect our proprietary rights related to our marketed drug and drug candidates.

In April 2005, we entered into a joint development and collaboration agreement with Par for the manufacture and distribution of the API for Difimicin and the finished drug product in the United States, Canada and Puerto Rico, with an option to extend this territory to include Israel within twelve months following an NDA approval. In turn, Par has contracted with Biocon for the manufacture of Par's clinical trial supplies of the API for Difimicin. The manufacturing facilities of Biocon have been inspected and approved by the FDA for other companies' drug products; however, Biocon's facilities have not yet been approved for the manufacture of our Difimicin drug supplies. We intend to also contract with third-party contract manufacturers for the commercial supply of Difimicin for our markets in the rest of the world.

In June 2004, as part of our license agreement for exclusive rights to develop and commercialize Prulifloxacin in the United States, we entered into a supply agreement with Nippon Shinyaku for the manufacture and supply of the API for Prulifloxacin. In turn, Nippon Shinyaku contracts with Juzen

Chemical Co. for the manufacture of the API for Prulifloxacin. The tablets used in our Phase 3 clinical trials for Prulifloxacin are manufactured by Angelini ACRAF, or Angelini. We are also in discussion with Angelini for manufacturing, packaging and labeling of Prulifloxacin for commercial sale in the United States. The manufacturing facilities of Juzen have been approved by the FDA for other companies' drug products; however, Juzen's facilities have not yet been approved for the manufacture of our Prulifloxacin drug supplies. Angelini's facilities have not been approved by the FDA for the manufacture of any drug.

We have used both in-house capabilities and outside third-party cGMP manufacturers for the preparation of compounds for pre-clinical development and for the manufacture of limited quantities of finished products for clinical development. We have developed a proprietary synthetic process in our laboratories for Globo-H, the carbohydrate portion of the OPT-822 cancer immunotherapy. Third parties with cGMP facilities have manufactured OPT-822 for clinical trials. We also plan to use third-party cGMP manufacturers for the production of the adjuvant, OPT-821.

Intellectual Property

The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. We seek patent protection in the United States and internationally for our product candidates and other technology where available and when appropriate. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition, we use license agreements to selectively convey to others rights to our own intellectual property. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors — Intellectual Property."

We have established and continue to build proprietary positions for our pipeline product candidates and technology in the United States and abroad. We have built a portfolio of more than 80 patents and patent applications that we either own or have licensed around our key products and technologies. As of December 1, 2006, this portfolio included 14 issued U.S. patents and 13 pending U.S. patent applications. Foreign counterparts to these included 10 issued patents and 45 pending patent applications.

For our lead product candidate Difimicin, we have three pending patent cooperation treaty, or PCT, patent applications and two U.S. pending patent applications, and eight pending foreign counterparts in Australia, Canada, China, Europe, Japan, South Korea, India and Taiwan. If issued, these patent applications may cover specific methods for manufacturing Difimicin, methods of using Difimicin and pharmaceutical formulations containing the various components of Difimicin. These patent applications would expire between 2023 and 2026. For our other product candidate Prulifloxacin, we have licensed one issued U.S. patent and one pending U.S. patent application from Nippon Shinyaku. The U.S. patent, which expires in 2009, covers the compound Prulifloxacin. If issued, the U.S. pending patent application for Prulifloxacin would expire in 2023 and may cover processes for producing a form of Prulifoxacin. The remainder of our patents and patent applications, and licensed patents and patent applications, relate to our other products and technology, and expire between 2015 and 2023.

Government Regulation and Product Approval

FDA Approval Process

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals and antibiotics. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous pre-clinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and, in some cases, state statutes and regulations, also govern or impact the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, if and when obtained for any of our product candidates, may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed. Furthermore, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Before testing any compounds with potential therapeutic value in human subjects in the United States, we must satisfy stringent government requirements for pre-clinical studies. Pre-clinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Pre-clinical testing results obtained from studies in several animal species, as well as data from in vitro studies, are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

In order to test a new drug in humans in the United States, an IND must be filed with the FDA. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concern or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials are typically conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 trials potentially conducted after initial marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

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  Phase 1. After an IND becomes effective, Phase 1 human clinical trials may begin. These trials evaluate a drug's safety profile and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase 1 trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body and the duration of its action. In some cases, we may decide to run what is referred to as a "Phase 1a" evaluation in which we administer single doses of a new drug candidate in a small group of people to evaluate its pharmacokinetic properties, safety, dose range and side effects. We may also decide to run what is referred to as a "Phase 1b" evaluation, which is a second safety-focused Phase 1 trial in which we administer a new drug candidate at its targeted dosing regimen in a small group of people to evaluate its pharmacokinetic properties, safety, dose range and side effects.

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  Phase 2. Phase 2 clinical trials are typically designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population. In some cases, we may decide to run what is referred to as a "Phase 2a" evaluation, which is a trial to determine the ideal dosing regimen and length of treatment and to evaluate effectiveness and safety. We may also decide to conduct what is referred to as a "Phase 2b" evaluation, which is a second, confirmatory Phase 2 clinical trial in which we collect more efficacy and safety data prior to initiation of a Phase 3 clinical trial. If positive and accepted by the FDA, results from Phase 2b study can serve as a part of pivotal clinical trial in the approval of a drug candidate.

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  Phase 3. In Phase 3 clinical trials, often referred to as pivotal clinical trials, the drug is usually tested in one or more controlled, randomized trials comparing the investigational new drug to an approved form of therapy or placebo in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regimen as compared to a placebo or an approved standard therapy in defined patient populations with a given disease and stage of illness.

  •
  Phase 4. Phase 4 clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. These clinical trials are often referred to as Phase 3/4 post approval clinical trials. Failure to promptly conduct mandatory Phase 4 clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

After completion of Phase 1, 2 and 3 clinical trials, if there is substantial evidence that the drug is safe and effective, an NDA is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from pre-clinical and clinical trials, and the content and format of an NDA must conform to all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is a significant undertaking for a company.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In this case, the NDA must be re-submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Most NDAs are reviewed by the FDA within ten months of submission. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation but typically gives it great weight. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, the latter of which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA's evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMPs regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use.

The FDA's policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or approval of new indications after the initial approval of our existing product candidates. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Fast Track Products Designation

The FDA has granted Fast Track status for Difimicin in the treatment of CDAD. The FDA's Fast Track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for their condition. Under the Fast Track program, the sponsor of a new drug may request the FDA to designate the drug for a specific indication as a Fast Track product at any time during the clinical development of the product. The FDA must determine if the product qualifies for Fast Track designation within 60 days of receipt of the sponsor's request.

If Fast Track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides a schedule for the submission of the remaining information and pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. The Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. Participation in the Fast Track program does not eliminate any phase of clinical studies. Additionally, in some cases, a Fast Track designated product may also qualify for priority review, or review within a six-month time frame from the time an NDA is accepted for filing. A Fast Track designated product would ordinarily meet the FDA's criteria for priority review. We cannot guarantee any of our products with priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures.

Continuous Marketing Application

Difimicin was also chosen to be the only investigational new drug in the FDA's Continuous Marketing Application, or CMA, Pilot 2 Program in the Division of Anti-infectives and Ophthalmology Products. The CMA designation offers several potential benefits, including a program of continuous FDA feedback designed to streamline the development process. In 2002, the FDA outlined the basic elements of two CMA pipeline programs: CMA Pilot 1 and CMA Pilot 2. Both programs apply only to certain new drug or biological products that have been designated as Fast Track products. CMA Pilot 1 provides for the review of a limited number of pre-submitted portions of an applicant's marketing application based on the terms and conditions agreed upon by the applicant and the FDA. Under the CMA Pilot 2 program in which we are a participant, the FDA and Fast Track drug applicants enter into an agreement to engage in frequent scientific feedback and interactions during the IND phase of product development. According to FDA guidelines, the CMA Pilot 2 program will evaluate the cost of such enhanced interaction between the FDA and applicants and whether it improves the efficiency and effectiveness of development programs, and will be limited to no more than one Fast Track product for each of 20 participating FDA review divisions. According to the FDA guidelines, CMA Pilot 2 applications are evaluated based on the FDA's overall assessment of (a) the potential value of enhanced interaction, emphasizing the potential public health benefit resulting from development of the product, (b) the likelihood that concentrated scientific dialogue will facilitate the availability of a promising novel therapy, and (c) the applicant's demonstration of commitment to product development as evidenced by a thorough consideration of the rationale for participation in CMA Pilot 2. Participation in the CMA Pilot 2 program does not in any way indicate product candidate efficacy or increase the likelihood of regulatory approval of the product candidate.

Hatch-Waxman Act

The key licensed patent under our agreement with Nippon Shinyaku covers Prulifloxacin for treating bacterial infections in humans and animals. This patent will expire in February 2009. We plan to apply to extend the term of this key patent under the Drug Price Competition and Patent Term Restoration Act, informally known as the Hatch-Waxman Act, which allows patent term extension of a maximum of five years, if certain conditions are met.

Competition

The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat infectious disease. Many of these companies have significantly greater financial, manufacturing, marketing and product development resources than us. Additionally, many of these companies have substantially greater experience developing, manufacturing and commercializing drugs which may allow them to bring their products to market quicker than we can. Several pharmaceutical and biotechnology companies have already established themselves in the markets for the treatment of CDAD and/or infectious diarrhea and many additional companies are currently developing products for the treatment of CDAD and/or infectious diarrhea, which we expect will compete with Difimicin and Prulifloxacin. Potentially significant competitors to Difimicin and Prulifloxacin, both currently marketed and in clinical development, include the following:

Product	Stage of Development	Company
Difimicin Competitors
Metronidazole	Marketed	Pfizer, Sanofi-Aventis and generics
Oral Vancomycin	Marketed	Viropharma and generics
Tolevamer™	Phase 3	Genzyme
Rifaximin	Phase 3	Salix and generics
Ramoplanin	Phase 3	Oscient
Nitazoxanide	Phase 3	Romark
Rifalazil™	Phase 2	ActivBiotics
CD Vaccine	Phase 1	Acambis
Prulifloxacin Competitors
Ciprofloxacin	Marketed	Bayer and generics
Azithromycin	Marketed	Pfizer
Rifaximin	Marketed	Salix and generics
TMP/SMX	Marketed	Roche and generics
Doxycycline	Marketed	Pfizer and generics
Dukoral™	Marketed	Novartis
ETEC Vaccine	Phase 2	Iomai

Employees

As of December 1, 2006, we employed 37 persons, 16 of whom hold Ph.D., M.D. or DVM degrees. Fifteen employees were engaged in discovery research, seven in clinical research and regulatory affairs, three in commercial and corporate development and 12 in support administration, including finance, information systems, facilities and human resources. None of our employees are subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

Our facilities currently consist of approximately 18,000 square feet of space, approximately 65% of which is laboratory space and approximately 35% of which is office space, located at our corporate headquarters in San Diego, California. The current facilities are leased through November 2011, with an option to lease additional space and two options to extend the term for an additional five years each through November 2021. We believe these facilities are adequate to meet our current needs and that additional space will be available on commercially reasonable terms as needed.

Legal Proceedings

We are not currently a party to any legal proceeding.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions are as follows:

Name	Age	Position
Michael N. Chang, Ph.D.(1)	56	President, Chief Executive Officer and Director
Tessie M. Che, Ph.D.(1)	56	Senior Vice President, Corporate Affairs
Sherwood L. Gorbach, M.D.(1)	72	Senior Vice President, Chief Medical Officer
Kevin P. Poulos(1)	46	Vice President, Marketing and Sales
John D. Prunty(1)	44	Chief Financial Officer and Vice President, Finance
Youe-Kong Shue, Ph.D.(1)	56	Vice President, Clinical Development
Mark Auerbach(2)	68	Director
Joseph Y. Chang, Ph.D.(3)(4)	54	Director
Joseph J. Chow(3)(4)	45	Director
Howard S. Lee, Ph.D.(2)(4)	45	Director
Martin C. Muenchbach, Ph.D.	36	Director
Alain B. Schreiber, M.D.(2)(3)	51	Director

(1)
Executive officer.
(2)
Member of the audit committee.
(3)
Member of the compensation committee.
(4)
Member of the nominating and corporate governance committee.

Executive Officers

Michael N. Chang, Ph.D. has served as our President and Chief Executive Officer since our inception in November 1998. From November 1998 to January 2000, Dr. Chang was the Chief Scientific Officer of NuSkin Enterprises, Inc., a NYSE-listed direct selling company based in Utah. Dr. Chang joined NuSkin Enterprises upon its acquisition of Pharmanex, Inc., a natural healthcare company, which he founded and where he was employed since January 1995 as Senior Vice President, Research and Development and Chief Science Officer. Dr. Chang was also a co-founder of Pharmanex, which was purchased by Nu Skin Enterprises in 1998. Before Pharmanex, Dr. Chang worked for 15 years in the pharmaceutical industry, at Merck & Co, Inc., a publicly-traded research-driven pharmaceutical company, Rhone-Poulenc Rorer Inc., which is now Sanofi-Aventis, a publicly-traded pharmaceutical company, and ArQule, Inc., a development stage oncology company. Dr. Chang received a B.S. degree in chemistry from Fu-Jen University in Taiwan, a Ph.D. degree in organic chemistry from Brandeis University and post-doctoral training at the Massachusetts Institute of Technology, or MIT. Dr. Chang is married to Tessie M. Che, Ph.D., our Senior Vice President, Corporate Affairs.

Tessie M. Che, Ph.D. has served as our Senior Vice President, Corporate Affairs since November 1999. Dr. Che has over 20 years of industrial and management experience at large companies including Exxon Mobil Corporation, a petroleum and petrochemical company, Aventis Pharmaceuticals, Inc., a pharmaceutical company, and EniChem S.p.A., a chemical company. From 1994 to 1996, Dr. Che served as the Chief Operating Officer and Vice President of the M and D Precision Science Group, Inc., a biotechnology company. In 1994, Dr. Che also co-founded and headed Zhejiang Cinogen Pharmaceutical Co., Ltd., a pharmaceutical company, which later merged with and became a wholly-owned subsidiary of Pharmanex, Inc. At Pharmanex, she served as Director of Quality Assurance and Senior Director of Ingredient Sourcing from 1995 to 1999. Dr. Che has a B.S. degree in chemistry from Illinois State University, a Ph.D. in physical-inorganic chemistry from Brandeis University and did post-doctoral work at Columbia University. Dr. Che is married to Michael N. Chang, Ph.D., our President and Chief Executive Officer.

Sherwood L. Gorbach, M.D. has served as our Senior Vice President, Chief Medical Officer since November 2005. Since 1975, Dr. Gorbach has been at Tufts University School of Medicine serving as, among other things, a Professor of Family Medicine and Community Health and a Professor in the School of Nutrition and Social Policy. Dr. Gorbach also served as Chief of Infectious Diseases at New England Medical Center from 1975 to 1987. In 1990, he served as the President of the Massachusetts Infectious Diseases Society, and in 1995, he was the President of the Society of Microbial Ecology and Disease. Dr. Gorbach received the Lifetime Achievement Award in Recognition of Exemplary Dedication and Leadership at the 3rd Congress on Anaerobic Bacteria and Infections held in Glasgow, Scotland in 2003. As editor of the Clinical Infectious Diseases scientific journal and a member of the editorial board of the Journal of Agromedicine, Dr. Gorbach is a renowned authority on infectious diseases. Dr. Gorbach received his M.D. at the Tufts University School of Medicine in Boston.

Kevin P. Poulos has served as our Vice President, Marketing and Sales since July 2006. Before joining Optimer, Mr. Poulos served as the Senior Director, New Product Marketing and Business Development, for Wyeth, a research-based, global pharmaceutical company, from March 2004 to June 2006. From November 2002 to March 2004, Mr. Poulos was an executive consultant for KPP Consulting, LLC, a strategic consulting firm. He worked for Cline, Davis & Mann, Inc., an advertising agency as a Senior Vice President from March 2002 to November 2002. Prior to joining Cline, Davis & Mann, Inc., Mr. Poulos was employed by Saatchi & Saatchi, Inc. as a Vice-President between September 1999 and March 2002. Mr. Poulos has also served in a marketing and sales capacity in various positions for Pharmacia & Upjohn, Inc., a pharmaceutical research and development company, from 1998 to 1999, Rhone Poulenc-Rorer Inc., now Sanofi-Aventis, from 1995 to 1998, Lederle Pharmaceuticals, a pharmaceutical company, from 1989 to 1995 and SmithKline Beecham Pharmaceuticals, Plc, now GlaxoSmithKline Plc, a pharmaceutical company, from 1982 to 1989. Mr. Poulos received his business administration degree in marketing management from Old Dominion University and is a member of the American Society of Microbiology.

John D. Prunty, C.P.A. has served as our Chief Financial Officer and Vice President Finance since June 2006. Before joining us, Mr. Prunty held several key positions with Maxim Pharmaceuticals, Inc., a biopharmaceutical company, from 2000 to 2006, including Chief Financial Officer, Vice President of Finance, and Corporate Secretary. Prior to his employment at Maxim, Mr. Prunty served as Senior Director of Finance and Corporate Controller at Gen-Probe Incorporated, a manufacturer of nucleic acid tests that diagnose human diseases, from 1997 to 2000. He also held senior management positions at I-Bus, currently known as I-Bus/Phoenix, Inc., a division of Maxwell Laboratories, Inc., an electronic device company. Mr. Prunty began his career as an auditor at Ernst & Young LLP, an accounting firm, where he spent seven years in public accounting. He is a certified public accountant and received a B.B.A. from the University of San Diego and an M.S. in management from San Diego State University.

Youe-Kong Shue, Ph.D. joined us in June 2000 as Senior Director of Chemistry and has served as Vice President, Clinical Development since January 2006. Dr. Shue came to us with extensive experience in the pharmaceutical industry, most recently from AstraZeneca Plc, a pharmaceutical research company, where he led a drug development program to identify novel therapies to combat H. pylori from 1996 to 2000. From 1993 to 1996, he worked for Cubist Pharmaceuticals, Inc., a biopharmaceutical company, as Director of Chemistry, leading research and development into anti-infective products. He started his career in 1983 at Abbott Laboratories, a broad-based health care company, where he conducted neuroscience research. Dr. Shue received his B.A. degree in chemistry from National Cheng-

Kung University in Taiwan, his M.S. degree in chemistry from National Taiwan University, his Ph.D. in organic chemistry from the University of Pittsburgh and did his post-doctoral training at MIT.

Directors

Mark Auerbach, C.P.A. has served as a director since June 2005. Mr. Auerbach is the current Chairman of the Board of Directors for Neuro-Hitech, Inc., an early-stage pharmaceutical company specializing in brain degenerative diseases. From September 2003 through October 2006, Mr. Auerbach served as Executive Chairman of the Board of Directors for Par Pharmaceutical Companies, Inc., a manufacturer and marketer of generic pharmaceuticals and the parent of Par Pharmaceutical, Inc. From 1993 to 2005, Mr. Auerbach served as Chief Financial Officer of Central Lewmar LLC, a national fine paper distributor. Mr. Auerbach received his B.S. degree in accounting from Rider University.

Joseph Y. Chang, Ph.D. has served as a director since November 1998. Dr. Chang is Chief Scientific Officer and Executive Vice President of Nu Skin Enterprises. Dr. Chang served as the President of Pharmanex, Nu Skin Enterprises' nutritional supplement division, from April 2000 to February 2006. Dr. Chang served as Vice President of Clinical Studies and Pharmacology of Pharmanex from 1997 until April 2000. From 1994 until 1997, he was the President and Chief Scientific Officer of Binary Therapeutics, Inc., a development stage company in the biotechnology industry. From 1981 to 1991, Dr. Chang was a research executive at Wyeth Research, a research-based pharmaceutical products company and formerly known as Wyeth-Ayerst Research, and Aventis Pharma, now Sanofi-Aventis. Dr. Chang received a B.S. degree from Portsmouth University and a Ph.D. degree from the University of London.

Joseph J. Chow has served as a director since May 2000. Mr. Chow is the Managing Director of SB Life Science Equity Management, LLC, the advisor to SB Life Science Ventures LLP, which is the life science venture capital fund sponsored by Softbank Corporation. Prior to joining SB Life Science in 2001, from 1992 to 2001, he was President of Singapore Bio-Innovations, a venture capital fund focused on the life sciences set up by the Singapore government in 1990. Mr. Chow has over 10 years of venture capital experience in the biotech industry. Mr. Chow completed his undergraduate studies at U.C. Berkeley and received a M.Sc. in biochemical engineering from MIT as well as an M.B.A. in finance from the MIT Sloan School of Management.

Howard S. Lee, Ph.D. has served as a director since July 2006. Dr. Lee is a Managing Director at Silver Biotech Management, Inc., a biotech management company. Prior to joining Silver Biotech Management, he served as President of CDIB Biotech USA Investment Co. Ltd., an investment bank, from October 2000 to June 2006 and as Vice President of China Development Industrial Bank, a venture capital firm located in Taiwan, from 1995 to June 2006. Dr. Lee has broad industrial experience from environmental engineering projects in diversified industries. He was an adjunct associate professor of organic chemistry, organosilicon and polymer chemistry at Fu-Jen University in Taiwan in 1983. Dr. Lee earned his B.Sc. at Fu-Jen University, his M.Sc. and Ph.D. degrees in chemistry from the University of Southern California in 1990, and also completed his post-doctoral research at the Loker Hydrocarbon Research Institute of USC. Dr. Lee has served as a director for the Development Center of Biotechnology in Taiwan, the Taiwan Biotech Association and the Association of Technology Managers in Taiwan.

Martin C. Muenchbach, Ph.D. has served as a director since December 2005. Dr. Muenchbach is an Investment Manager at Swissfirst Asset Management AG in Zurich, Switzerland, an independent financial group listed on the SWX Swiss Exchange specializing in investment banking, private banking and asset management. Prior to joining Swissfirst Asset Management AG in October 2004,

Dr. Muenchbach was an Investment Manager at HBM Partners AG, an investment advisory services company specializing in biotechnology, medical technology and related fields, from February 2003 to October 2004. Dr. Muenchbach was an Investment Manager at NMT New Medical Technologies AG, a venture capital fund co-founded by F. Hoffmann-La Roche Ltd, a healthcare company, and Union Bank of Switzerland, from January 2000 to February 2003. Before becoming a venture capitalist, Dr. Muenchbach held positions in strategic marketing at Sanofi-Synthelabo. Dr. Muenchbach holds a Bachelor's degree in biochemistry from University Tubingen, and a Ph.D. in protein chemistry, a M.Sc. in biochemistry and a Master in industrial management from the Swiss Federal Institute of Technology (ETH), Zurich.

Alain B. Schreiber, M.D. has served as a director since May 2001. Since 2000, Dr. Schreiber has been a Managing Partner at ProQuest Investments, a healthcare venture capital firm. From May 1992 to June 2000, Dr. Schreiber served as President, Director and Chief Executive Officer of Vical Incorporated, a publicly-traded biopharmaceutical company. From July 1985 to April 1992, he held various positions with Rhone Poulenc-Rorer Inc., which is now Sanofi-Aventis, most recently as Senior Vice President of Discovery Research. Dr. Schreiber currently serves on the board of directors of Cadence Pharmaceuticals, Inc., a publicly-traded development stage pharmaceutical company, and several private development stage biotechnology and pharmaceutical companies. Dr. Schreiber holds a B.S. in chemistry and an M.D. from the Free University Brussels and was awarded a post-doctoral fellowship at the Weizmann Institute in Israel.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that five of our seven directors are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers. The five independent directors are Mark Auerbach, Joseph Y. Chang, Joseph S. Chow, Howard S. Lee and Alain B. Schreiber.

Effective upon the completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. We will divide our board of directors into three classes, as follows:

  •
  Class I, which will consist of Michael N. Chang and Howard S. Lee, and whose term will expire at our first annual meeting of stockholders to be held following the completion of this offering;

  •
  Class II, which will consist of Martin C. Muenchbach and Alain B. Schreiber, and whose term will expire at our second annual meeting of stockholders to be held following the completion of this offering; and

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  Class III, which will consist of Mark Auerbach, Joseph Y. Chang and Joseph J. Chow, and whose term will expire at our third annual meeting of stockholders to be held following the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board is currently eight members. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Pursuant to an amended and restated voting agreement entered into in November 2005 by and among us and certain of our stockholders, Drs. Lee, Muenchbach and Schreiber and Mr. Auerbach were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see "Related Party Transactions — Voting Agreement."

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Auerbach, and Drs. Lee and Schreiber. Mr. Auerbach chairs the audit committee. The functions of this committee include, among other things:

  •
  evaluating the qualifications and performance of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

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  reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

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  reviewing our annual and quarterly financial statements, reports and earnings releases and discussing the statements and reports with our independent auditors and management;

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  monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

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  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

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  reviewing and approving in advance any proposed related party transactions and monitoring compliance with our code of ethics;

  •
  providing the report that the SEC requires in our annual proxy statement;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters; and

  •
  reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Each of Mr. Auerbach and Drs. Lee and Schreiber are audit committee financial experts. Both our independent auditors and management periodically meet with our audit committee.

Compensation Committee

Our compensation committee consists of Drs. Joseph Chang and Schreiber and Mr. Chow. Mr. Chow chairs the compensation committee. The functions of this committee include, among other things:

  •
  evaluating and recommending to our board of directors the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

  •
  evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

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  evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

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  administering our equity incentive plans;

  •
  establishing policies with respect to equity compensation arrangements;

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  reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers; and

  •
  reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Drs. Joseph Chang and Lee and Mr. Chow. Dr. Chang chairs the nominating and corporate governance committee. The functions of this committee include, among other things:

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  developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

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  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

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  interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

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  evaluating nominations by stockholders of candidates for election to our board;

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  considering and assessing the independence of members of our board of directors;

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  developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

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  considering questions of possible conflicts of interest of directors as such questions arise;

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  the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise; and

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  evaluating at least annually, the performance of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director Compensation

We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. We have reimbursed and will continue to reimburse our non- employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Following the completion of this offering, all of our directors will be eligible to participate in our 2006 equity incentive plan and our employee director will be eligible to participate in our employee stock purchase plan. For a more detailed description of these plans, see "— Employee Benefit Plans."

Executive Compensation

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2005 by our chief executive officer and our other most highly compensated executive officers who were employed by us as of December 31, 2005 and whose combined salary and bonus exceeded $100,000 during that fiscal year. There are no other executive officers for 2005 whose combined salary and bonus exceeded $100,000 during that fiscal year other than those set forth below. We refer to our chief executive officer and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation		Number of Securities Underlying Options
Name and Principal Position				All Other Compensation
	Salary	Bonus
Michael N. Chang, Ph.D. President, Chief Executive Officer and Member of the Board of Directors	$271,694	$—	570,744	$—
Tessie M. Che, Ph.D. Senior Vice President, Corporate Affairs	163,854	—	65,000	—
Youe-Kong Shue, Ph.D. Vice President, Clinical Development	181,853	—	60,000	—

Stock Option Grants in Last Fiscal Year

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. All options were granted under our 1998 stock plan.

The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers in the fiscal year ended December 31, 2005:

	Individual Grants(1)
		% of Total Options Granted to Employees in the Year Ended December 31, 2005			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Michael N. Chang, Ph.D.	570,744	64.0%	$0.50	6/30/15
Tessie M. Che, Ph.D.	65,000	7.2%	$0.50	6/30/15
Youe-Kong Shue, Ph.D.	60,000	6.7%	$0.50	6/30/15

(1)
Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $                    per share, the midpoint of the price range set forth on the cover of this prospectus, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices. The percentage of total options is based upon our granting of options to purchase an aggregate of 891,044 shares of our common stock to employees, directors and consultants in 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding options exercised by each of our named executive officers during the fiscal year ended December 31, 2005, as well as the number and value of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by each of our named executive officers. All options were granted under our 1998 stock plan.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael N. Chang, Ph.D.	—	$—	156,547	577,069
Tessie M. Che, Ph.D.	—	—	106,887	67,709
Youe-Kong Shue, Ph.D.	—	—	94,478	70,522

(1)
Amounts described under "value realized" and the value of an unexercised in-the-money option as of December 31, 2005 is equal to the excess of an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover of this prospectus, over the exercise price for the option, multiplied by the number of shares issued or issuable upon exercise of the option, without taking into account any taxes that may be payable in connection with the transaction.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

We currently have an employment agreement with one of our named executive officers, Michael N. Chang, our President and Chief Executive Officer. We have offer letter agreements with our other named executive officers, Tessie M. Che, our Senior Vice President, Corporate Affairs, and Youe-Kong Shue, Vice President, Clinical Development. We also have letter agreements with our other executive officers, John D. Prunty, our Chief Financial Officer and Vice President, Finance, Kevin P. Poulos, our Vice President, Marketing and Sales.

On March 1, 2001, we entered into an employment agreement with Michael N. Chang, which was superseded and replaced on June 17, 2005 by a new employment agreement. The current agreement terminates on June 17, 2009 unless otherwise terminated by the parties according to the terms therein. Dr. Chang's employment agreement sets forth a base salary at $271,695 per year subject to adjustment. Dr. Chang is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to the agreement, in June 2005, Dr. Chang was granted options to purchase an aggregate of 570,744 shares of our common stock at an exercise price of $0.50 per share. Twenty-five percent of the shares subject to the stock option vested one year after the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments, subject to acceleration of vesting under certain circumstances described in Dr. Chang's employment agreement. Dr. Chang also received a relocation and housing assistance loan of $300,000, which loan was forgiven by us in November 2006. The agreement provides that we may terminate Dr. Chang's employment at any time. Dr. Chang may voluntarily resign at any time on 30 days' written notice. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled. In addition, if Dr. Chang is terminated without cause, he is also entitled to a severance payment equal to 12 months of his base salary then in effect and the vesting of any of his outstanding stock options will be accelerated by 12 months.

In August 2001, we entered into an offer letter agreement with Tessie M. Che. The letter agreement sets forth Dr. Che's initial base salary of $180,000 per year. Dr. Che's current annual base salary is $225,867, which was reduced in 2005 to $163,854 to reflect a four-day work week. Dr. Che is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to the agreement, in August 2001, Dr. Che was granted an option to purchase an aggregate of 180,000 shares of our common stock at an exercise price of $0.30 per share. Twenty-five percent of the shares subject to the option vest one year from the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments.

In February 2000, we entered into an offer letter agreement with Youe-Kong Shue. The letter agreement sets forth Dr. Shue's initial base salary of $150,000 per year. Dr. Shue's current annual base salary is $194,245. Dr. Shue is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to the agreement, in January 2001, Dr. Shue was granted an option to purchase an aggregate of 74,000 shares of our common stock at an exercise price of $0.10 per share. Twenty-five percent of the shares subject to the stock options vest one year from the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments. Pursuant to the agreement, in August 2001, Dr. Shue was also granted an option to purchase an aggregate of 80,000 shares of our common stock at an exercise price of $0.30 per share. Twenty-five percent of the shares subject to the stock options vest one year from the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments. Dr. Shue also received a relocation and housing assistance package of $100,000. Pursuant to the agreement, Dr. Shue received a $45,000 bonus paid upon the closing of our sale of Series B preferred stock.

In May 2006, we entered into an offer letter agreement with John D. Prunty. The letter agreement sets forth Mr. Prunty's base salary of $210,000 per year. Mr. Prunty is entitled to receive all customary and usual fringe benefits provided to our other executives. Pursuant to the agreement, in July 2006, Mr. Prunty was granted an option to purchase an aggregate of 220,000 shares of our common stock at an exercise price of $1.00 per share. Twenty-five percent of the shares subject to the option vest one year from the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments. The offer letter agreement provides that we may terminate Mr. Prunty's employment at any time with or without cause, as defined in the agreement. If we terminate Mr. Prunty's employment without cause, he will be entitled to continued payment of his current base salary for three months following termination, and six months if he is terminated without cause within one year of a change in control, provided he executes a waiver and general release in favor of us and complies with any provisions of the letter agreement that survive termination.

In June 2006, we entered into an offer letter agreement with Kevin P. Poulos. The letter agreement sets forth Mr. Poulos' initial base salary of $180,000 per year. Mr. Poulos is entitled to receive all customary and usual fringe benefits provided to our other executives. In July 2006, Mr. Poulos was granted an option to purchase an aggregate of 220,000 shares of our common stock at an exercise price of $1.00 per share. Twenty-five percent of the shares subject to the stock option vest one year from the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments. The offer letter agreement provides that we may terminate Mr. Poulos' employment at any time with or without cause, as defined in the agreement. If we terminate Mr. Poulos' employment without cause, he will be entitled to continued payment of his current base salary for three months following termination and six months if he is terminated without cause within one year of a change in control, provided he executes a waiver and general release in favor of us and complies with any provisions of the letter agreement that survive termination.

In October 2005, we entered into an offer letter agreement with Sherwood L. Gorbach. The letter agreement sets forth Dr. Gorbach's base salary of $90,000 per year and a cash incentive and bonus program in which cash awards of up to $500,000 are paid to Dr. Gorbach if and when we achieve certain milestones. Dr. Gorbach's current annual base salary is $150,000. Dr. Gorbach is entitled to receive all customary and usual fringe benefits provided to our other executives. In September 2005, Dr. Gorbach was granted a stock option to purchase an aggregate of 60,000 shares of our common stock at an exercise price of $0.50 per share. The shares subject to the options vest over the next four years in equal monthly installments.

The offer letter agreement provides that we may terminate Dr. Gorbach's employment at any time with or without cause, as defined in the agreement. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us.

Employee Proprietary Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit Plans

Stock Plans

1998 Stock Plan

Our 1998 stock plan was adopted by our board of directors in November 1998 and approved by our stockholders in October, 1999. Our 1998 stock plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations' employees and consultants. The 1998 stock plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1998 stock plan following the completion of this offering. Instead we will grant awards in the future under our 2006 equity incentive plan.

Share Reserve.    We have reserved a total of 5,338,065 shares of our common stock for issuance pursuant to the 1998 stock plan. As of September 30, 2006, options to purchase 3,432,812 shares of common stock were outstanding and 611,169 shares were available for future grant under this plan.

Administration.    Our board of directors or a committee appointed by our board administers our 1998 stock plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. Under our 1998 stock plan, the administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options and Stock Purchase Rights.    With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. For nonstatutory stock options, the exercise price must be at least equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to an incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years. In addition, the exercise price of any option granted to a participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date must equal at least 110% of the fair market value on the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the stock option agreement subject to the following limitations:

  •
  If the participant is terminated for any reason other than death, disability, or for cause, then the participant may exercise options vested as of the termination date within 3 months of the termination date (or within a shorter period not to be less than 30 days or a longer period as determined by the committee), but in no event later than the expiration date of the options;

  •
  If the participant is terminated because of death or disability, then the participant may exercise options vested as of the termination date within twelve months of the termination date (or within a shorter period not to be less than 6 months or within a longer period as may be determined by the committee) but in no event later than the expiration date of the options.

Rights to acquire restricted stock may also be granted under our 1998 stock plan. Stock purchase rights generally are granted subject to a repurchase option in favor of us that expires pursuant to a vesting schedule. The purchase price of these awards must be at least equal to 85% of the fair market value of our common stock on the grant date, although the price of stock purchase rights granted to a participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date must at least be equal to the fair market value of our common stock on the grant date.

Unless the administrator provides otherwise, our 1998 stock plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.    Our 1998 stock plan provides that in the event of our "change in control," the successor corporation or its parent or subsidiary may assume, substitute, or replace an equivalent award for each outstanding award. If there is no assumption, substitution, or replacement of outstanding awards, the awards will be, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall terminate.

Plan Amendments and Termination.    Our 1998 stock plan will automatically terminate in 2008, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1998 stock plan provided such action does not impair the rights of any participant. The 1998 stock plan will be terminated as of the effective date of this offering.

2006 Equity Incentive Plan

Our board of directors adopted our 2006 equity incentive plan in             , 2006 and we expect our stockholders will approve the plan prior to the completion of this offering. Our 2006 equity incentive plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

Share Reserve.    We have reserved a total of             shares of our common stock for issuance pursuant to the 2006 equity incentive plan, which equals (a) a new number of shares reserved for issuance, plus (b) any shares which would be returned to our 1998 stock plan on or after the effective date of this

offering as a result of termination of options or the repurchase of shares issued under the 1998 stock plan, up to a maximum of             shares. In addition, our 2006 equity incentive plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our             fiscal year, equal to the lesser of:

  •
  % of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

  •
  shares (determined after adjustment to reflect the stock split which will be completed prior to this offering); or

  •
  such other amount as our board of directors may determine.

Administration.    Our board of directors or a committee of our board administers our 2006 equity incentive plan. Our compensation committee will be responsible for administering all of our equity compensation plans. In the case of options intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Stock Options.    The exercise price of options granted under our 2006 equity incentive plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2006 equity incentive plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards.    Restricted stock may be granted under our 2006 equity incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Restricted stock units may be granted under our 2006 equity incentive plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance Units and Shares.    Performance units and performance shares may be granted under our 2006 equity incentive plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Transferability of Awards.    Unless the administrator provides otherwise, our 2006 equity incentive plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.    Our 2006 equity incentive plan provides that in the event of our "change in control," the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions shall lapse and become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Plan Amendments and Termination.    Our 2006 equity incentive plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 equity incentive plan provided such action does not impair the rights of any participant.

Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the employee stock purchase plan. Our board of directors adopted the employee stock purchase plan in              2006, and we expect our stockholders will approve the plan prior to the completion of this offering.

Share Reserve.    A total of             shares of our common stock will be made available for sale. In addition, our employee stock purchase plan provides for annual increases in the number of shares available for issuance under the employee stock purchase plan on the first day of each fiscal year, beginning with our              fiscal year, equal to the lesser of:

  •
  % of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

  •
  shares; or

  •
  such other amount as may be determined by our board of directors.

Administration.    Our board of directors or a committee of our board administers the employee stock purchase plan. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of the employee stock purchase plan and determine eligibility.

Eligibility.    All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if such employee:

  •
  immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  •
  has rights to purchase stock under all of our employee stock purchase plans which accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Offering Periods.    Our employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after             and             of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after              .

Limitations.    Our employee stock purchase plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant's straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of              shares of common stock during a six-month offering period.

Purchase of Shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the lower of the exercise date or the first day of the applicable offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability.    A participant may not transfer rights granted under the employee stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the employee stock purchase plan.

Change of Control Transactions.    In the event of our "change of control," a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments and Termination.    Our employee stock purchase plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our employee stock purchase plan, except that, subject to certain exceptions described in the employee stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under our employee stock purchase plan.

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Currently, employees may elect to defer up to 100% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. Under the 401(k) Plan, we may elect to make a discretionary contribution or match a discretionary percentage of employee contributions but we currently do not make any contributions nor have we matched any employee contributions. The 401(k) Plan has a discretionary profit sharing component, which to date we have not implemented, whereby we can make a contribution in an amount to be determined annually by the Board of Directors. An employee's interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Limitation of Liability and Indemnification

We will adopt an amended and restated certificate of incorporation that contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

  •
  any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our amended and restated certificate of incorporation or amended and restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our amended and restated bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to obtain and maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

The following includes a description of transactions since December 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than equity and other compensation, termination, change-in control and other arrangements, which are described under "Management." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Private Placements

Since December 1, 2003, we issued shares of our preferred stock in private placements as follows:

  •
  3,333,333 shares of Series C preferred stock at a price of $3.60 per share in April 2005 for aggregate gross proceeds of $12.0 million; and

  •
  6,185,109 shares of Series D preferred stock at $3.60 per share between April 2005 and November 2005 for aggregate gross proceeds of $22.2 million. In connection with the Series D financing, we issued warrants to purchase an aggregate of 2,474,035 shares of our common stock. These warrants will terminate upon the closing of this offering.

The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who purchased Series C and Series D preferred stock in these private placements:

Investor	Series C Preferred Stock(1)	Series D Preferred Stock(1)
Tessie M. Che	—	164,000
Chi-Huey Wong(2)	—	60,000
Formosa Healthcare Investments, L.P.	—	672,222
ProQuest Investments II, L.P.	—	555,555	(3)
BB Biotech Ventures II, L.P.	—	1,388,888
Par Pharmaceutical, Inc.	3,333,333	—

(1)
Upon completion of this offering, each share of outstanding Series C preferred stock will be convertible into 1.5 shares of our common stock and each share of outstanding Series D preferred stock will be convertible into 1.2 shares of our common stock.
(2)
Mr. Wong was a member of our board of directors. He resigned from our board of directors in November 2006.
(3)
Includes 22,611 shares held by ProQuest Investments II Advisors Fund, L.P.

In each of these preferred stock financings, we entered into or amended various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights and registration rights, among other things. The rights, preferences and privileges of each series of preferred stock included a liquidation preference, dividend provisions and antidilution protective provisions, among other rights.

Director Relationships

Some of our directors are affiliated with stockholders who hold greater than 5% of our outstanding capital stock as indicated in the table below:

Director	Principal Stockholder
Howard S. Lee	Formosa Healthcare Investments, L.P.
Martin C. Muenchbach	BB Biotech Ventures II, L.P.
Alain B. Schreiber	ProQuest Investments II, L.P. and related entities

From 1990 through October 2006, Mark Auerbach served as Executive Chairman of the Board of Directors for Par Pharmaceutical Companies, Inc., the parent company of Par Pharmaceutical, Inc., a holder of greater than 5% of our outstanding common stock.

Preferred Stock Warrant Issuances

In July 2005, we issued a warrant to purchase 41,000 shares of our Series D preferred stock to Tessie M. Che for a purchase price of $590.40 and a warrant to purchase 14,444 shares of our Series D preferred stock to Chi-Huey Wong for a purchase price of $208.00. Both warrants have an exercise price per share of $3.60. These warrants will terminate upon the closing of this offering.

Stockholders' Agreements

Investor Rights Agreement.    Under our amended and restated investor rights agreement entered into in connection with our Series D preferred stock financing, all of our preferred stockholders have registration rights. See "Description of Capital Stock — Registration Rights" for a description of these registration rights. These registration rights have been waived with respect to this offering.

Voting Agreement.    Under our amended and restated voting agreement entered into in connection with our Series D preferred stock financing, certain stockholders had the right to designate individuals to our board of directors as follows: Alain B. Schreiber as the representative of ProQuest Investments II, L.P., Howard S. Lee as the representative of China Development Industrial Bank Inc., Martin C. Muenchbach as the representative of BB Biotech Ventures II, L.P. and Mark Auerbach as the representative of Par Pharmaceutical, Inc. This agreement will terminate upon the completion of this offering. Members elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Stock Option Grants to Executive Officers

Since December 1, 2003, we have granted options to purchase shares of our common stock to our executive officers:

  •
  In October 2004, we granted to Michael N. Chang an option to purchase 96,205 shares of our common stock at an exercise price of $0.50 per share, fully vested as of the grant date.

  •
  In June 2005, we granted to Dr. Chang options to purchase 570,744 shares of our common stock at an exercise price of $0.50 per share, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In July 2006, we granted to Dr. Chang an option to purchase 15,000 shares of our common stock at an exercise price of $1.00, vesting monthly over twelve months.

  •
  In October 2004, we granted to Tessie M. Che an option to purchase 54,596 shares of our common stock at an exercise price of $0.50 per share, fully vested as of the grant date.

  •
  In June 2005, we granted to Dr. Che an option to purchase 65,000 shares of our common stock at an exercise price of $0.50 per share, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In September 2006, we granted to Dr. Che an option to purchase 10,000 shares of our common stock at an exercise price of $1.00 per share, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In December 2005, we granted to Sherwood L. Gorbach an option to purchase 60,000 shares of our common stock at an exercise price of $0.50 per share, vesting monthly over four years.

  •
  In December 2005, we granted to Dr. Gorbach an option to purchase 15,000 shares of our commmon stock at an exercise price of $0.50 per share with one-fourth of the shares vested as of the grant date, and one thirty-sixth of the remaining shares vesting each month thereafter.

  •
  In July 2006, we granted to Kevin P. Poulos an option to purchase 220,000 shares of our common stock at an exercise price of $1.00 per share, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In July 2006, we granted to John D. Prunty an option to purchase 220,000 shares of our common stock at an exercise price of $1.00 per share, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In November 2003, we granted to Youe-Kong Shue an option to purchase 15,000 shares of our common stock at an exercise price of $0.50, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In June 2005, we granted to Dr. Shue an option to purchase 60,000 shares of our common stock at an exercise price of $0.50, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

  •
  In September 2006, we granted to Dr. Shue an option to purchase 10,000 shares of our common stock at an exercise price of $1.00, with one-fourth of the shares subject to the option vesting one year after the grant date, and one forty-eighth of the total shares vest each month thereafter.

Director Compensation

We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of the board of directors and committees of the board of directors. Since December 1, 2003, we have granted options to non-employee directors as follows:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price Per Share	Vesting Schedule, Commencing on the Date of Grant
Mark Auerbach	7/12/06	7,500	$1.00	1/12 of the shares per month
Joseph Y. Chang	10/01/04	15,000	$0.50	1/24 of the shares per month
Joseph Y. Chang	7/12/06	15,000	$1.00	1/12 of the shares per month
Joseph J. Chow	10/01/04	15,000	$0.50	1/24 of the shares per month
Joseph J. Chow	7/12/06	15,000	$1.00	1/12 of the shares per month
Howard S. Lee	10/01/04	15,000	$0.50	1/24 of the shares per month
Howard S. Lee	7/12/06	15,000	$1.00	1/12 of the shares per month
Martin C. Muenchbach	7/12/06	7,500	$1.00	1/12 of the shares per month
Alain B. Schreiber	10/01/04	15,000	$0.50	1/24 of the shares per month
Alain B. Schreiber	7/12/06	15,000	$1.00	1/12 of the shares per month

Following the completion of this offering, all of our directors will be eligible to participate in our 2006 equity incentive plan and our employee director will be eligible to participate in our employee stock purchase plan. For a more detailed description of these plans, see "Management — Employee Benefit Plans."

Collaboration Agreement — Par Pharmaceutical, Inc.

In April 2005, we entered into a collaboration agreement with Par. Under the terms of the agreement, we agreed to exclusively collaborate in the development and commercialization of Difimicin. We granted to Par an exclusive royalty bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We also granted to Par a non-exclusive license to manufacture Difimicin in its territories. We have rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. We retained all other rights to Difimicin in the rest of the world, and we must pay Par low single-digit royalties on our net sales of Difimicin in certain markets. At the time of execution of this collaboration agreement, Par also purchased $12.0 million of our Series C preferred stock. See "Business — Collaborations, Commercial and License Agreements and Grants — Par Pharmaceutical, Inc."

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at December 1, 2006, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock and another significant stockholder;

  •
  each named executive officer;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Optimer Pharmaceuticals, Inc., 10110 Sorrento Valley Road, Suite C, San Diego, CA 92121. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 32,053,919 shares of common stock outstanding on December 1, 2006, assuming the conversion of all of the outstanding preferred stock, and               shares of common stock outstanding upon completion of this offering, assuming the issuance of 2,570,567 shares of common stock upon the exercise of outstanding warrants to purchase common stock and preferred stock, on an as-converted basis.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 1, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

		Percentage of Shares Beneficially Owned
Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders:
Par Pharmaceutical, Inc.	4,999,999	15.6%
Formosa Healthcare Investments, L.P.(1)	2,755,156	8.5%
ProQuest Investments II, L.P.(2)	2,555,551	7.9%
BB Biotech Ventures II, L.P.(3)	2,222,220	6.8%
Chi-Huey Wong(4)	2,176,582	6.8%
Directors and Named Executive Officers:
Michael N. Chang(5)	1,109,283	3.4%
Sherwood L. Gorbach(6)	53,437	*
Kevin P. Poulos	—	*
Tessie M. Che(7)	1,109,283	3.4%
John D. Prunty	—	*

Youe-Kong Shue(8)	197,750	*
Mark Auerbach(9)	3,750	*
Joseph Y. Chang(10)	451,250	1.4%
Joseph J. Chow(11)	1,284,580	4.0%
Howard S. Lee(12)	2,798,906	8.7%
Martin C. Muenchbach(13)	2,225,970	6.9%
Alain B. Schreiber(14)	2,799,301	8.7%
All directors and executive officers as a group (12 persons)(15)	10,924,227	32.9%

*
Less than 1%.

(1)
Includes (i) preferred stock convertible into 2,473,331 shares of common stock; (ii) 12,937 shares of common stock; and (iii) 268,888 shares that Formosa Healthcare Investments, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(2)
Includes (i) preferred stock convertible into 2,238,365 shares of common stock; (ii) 213,177 shares that ProQuest Investments II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant; (iii) preferred stock convertible into 94,965 shares of common stock held by ProQuest Investments II Advisors Fund, L.P.; and (iv) 9,044 shares that ProQuest Investments II Advisors Fund, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(3)
Includes (i) preferred stock convertible into 1,666,665 shares of common stock; and (ii) 555,555 shares that BB Biotech Ventures II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(4)
Includes (i) 240,000 shares of common stock; (ii) 1,884,000 shares held by Chi-Huey Wong and Yieng-Li Wong Family Trust dated July 25, 2005; (iii) 17,332 shares of common stock that Mr. Wong has the right to acquire from us immediately pursuant to the exercise and conversion of a Series D warrant; (iv) 24,000 shares of common stock that Mr. Wong has the right to acquire from us immediately pursuant to a common stock warrant; and (v) 11,250 shares of common stock that Mr. Wong has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options. Mr. Wong served as our director until November 2006.

(5)
Includes (i) 10,000 shares of common stock; (ii) 435,712 shares of common stock that Dr. Chang has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; and (iii) 663,571 shares that his wife Tessie M. Che holds or has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options.

(6)
Includes 55,625 shares of common stock that Dr. Gorbach has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options.

(7)
Includes (i) preferred stock convertible into 414,800 shares of common stock; (ii) 133,971 shares of common stock that Dr. Che has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; (iii) 49,200 shares of common stock that Dr. Che has the right to acquire from us immediately pursuant to the exercise and conversion of a Series D warrant; (iv) 65,600 shares Dr. Che has the right to acquire from us immediately pursuant to a common stock warrant; and (v) 445,712 shares that her husband Michael N. Chang holds or has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options.

(8)
Includes (i) 110,000 shares of common stock; (ii) 43,750 shares of common stock that Dr. Shue has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; and (iii) 44,000 shares of common stock owned by his daughter, Eveline Shue.

(9)
Includes 3,750 shares of common stock that Mr. Auerbach, our director, has the right to acquire from us within 60 days of November 1, 2006 pursuant to the exercise of stock options.

(10)
Includes (i) 200,000 shares of common stock; (ii) 51,250 shares of common stock that Dr. Chang, our director, has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; and (iii) 200,000 shares of common stock held by his wife, Wan Ping Chang.

(11)
Includes (i) 51,250 shares of common stock that Mr. Chow, our director, has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; and (ii) preferred stock convertible into 1,233,330 shares of common stock held by SB Life Science Ventures I, L.P. Mr. Chow is the Managing Director of SB Life Science Equity Management, LLC, the advisor to SB Life Science Ventures LLP and the general partner of SB Life Science Ventures I, L.P. Mr. Chow disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(12)
Includes (i) 43,750 shares of common stock that Dr. Lee, our director, has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; and (ii) preferred stock convertible into 2,755,156 shares of common stock held by Formosa Healthcare Investments, L.P. Dr. Lee is the Managing Director for Silver Biotech, Inc. which manages Formosa Healthcare Investments, L.P.

(13)
Includes (i) 3,750 shares of common stock that Dr. Muenchbach, our director, has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; (ii) preferred stock convertible into 1,666,665 shares of common stock held by BB Biotech Ventures, L.P. and (iii) 555,555 shares of common stock that BB Biotech Ventures II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant. BB Biotech Ventures II, L.P. is managed by Swissfirst Asset Management AG, where Dr. Muenchbach is employed as an investment manager. Dr. Muenchbach disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(14)
Includes (i) 243,750 shares of common stock that Dr. Schreiber, our director, has the right to acquire from us within 60 days of December 1, 2006 pursuant to the exercise of stock options; (ii) preferred stock convertible into 2,333,330 shares of common stock held by ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P.; and (iii) 222,221 shares of common stock that ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P. have the right to acquire from us immediately pursuant to a common stock warrant. Dr. Schreiber is a managing member of ProQuest Associates II LLC., the general partner of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P. Dr. Schreiber disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(15)
Includes shares described in footnotes (5) through (14) above, except that Michael N. Chang's stock ownership and Tessie M. Che's stock ownership are not combined in this line item.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of                                        shares of common stock, par value $0.001 per share, and                                        shares of preferred stock, par value $0.001 per share. As of December 1, 2006, there were 32,053,919 shares of common stock outstanding after giving effect to the conversion of all of our outstanding preferred stock into 26,467,428 shares of common stock. As of December 1, 2006, we had 87 record holders of our common stock and approximately 48 record holders of our convertible preferred stock. All of our outstanding shares of convertible preferred stock will convert into shares of common stock immediately prior to the completion of this offering. After the completion of this offering, we will have             shares of common stock, and             shares if the underwriters exercise their over-allotment option in full, and no shares of preferred stock outstanding. In addition, as of December 1 2006,             shares of our common stock were reserved for grants under our 2006 equity incentive plan and of that amount options to purchase 3,192,812 shares of our common stock were outstanding pursuant to grants made under our 1998 stock plan.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors. The holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore subject to the rights of any class of stock having a preference as to dividends.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to and may be affected by, the rights of the holders of any shares of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation also authorizes the issuance of                  shares of preferred stock with such designations, rights, powers and preferences as may be determined from time to time by our board of directors. Our board of directors can also fix the number of shares constituting a series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of common stock, and may have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

In November 2005, concurrently with the second closing of the sale of our Series D preferred stock, we entered into a second amended and restated investor rights agreement with the investors, certain holders of our common stock, and holders of our convertible preferred stock. Under the agreement, if, at any time after December 31, 2005, the holders of at least 40% of the outstanding common stock issued or issuable upon conversion of the Series A, Series B, Series C and Series D preferred stock or such lesser percentage so long as the expected aggregate offering price to the public, net of underwriting discounts and commissions, is greater than $10.0 million, request that we file a registration statement relating to the sale of our securities held by such holders, we will use our best efforts to cause such shares to be registered, subject to certain limitations. We are not obligated to effect more than two registrations under this demand registration provision. In the case of an underwritten offering, these demand registration rights are subject to customary underwriter cutbacks.

In addition, if available for our use, the holders of at least 15% of our common stock subject to the agreement issued or issuable upon conversion of the Series A, Series B, Series C and Series D preferred stock, or holders of Series C preferred stock representing at least 10% of our common stock subject to the agreement issued or issuable upon conversion of the Series A, Series B, Series C and Series D preferred stock may request, subject to certain limitations, that we file a registration statement on Form S-3 or other similar short-form registration statement, subject to customary underwriter cutbacks in the case of an underwritten offering. S-3 registration rights will not available if, among other things, the covered securities are proposed to be sold to the public at an aggregate offering price equal to or less than $1,000,000 or if we have already made two such registrations pursuant to such rights within the preceding twelve months.

In addition to the demand registration rights, if we register any of our securities under the Securities Act, the holders of our common stock subject to the agreement, including shares issued or issuable upon conversion of our Series A, Series B, Series C and Series D preferred stock, may require that we include some or all of such shares in that registration, subject to customary underwriter cutbacks in the case of an underwritten offering. These registration rights have been waived with respect to this offering.

We are obligated to pay all of the expenses incurred in connection with any registration under the agreement (exclusive of underwriting discounts and commissions with respect to any selling stockholder's shares).

The holders of our Series A, Series B, Series C and Series D preferred stock and common stock have agreed with us to not sell or otherwise transfer or dispose of any shares (excluding shares acquired in or following our initial public offering) for such period of time as required by the underwriters, in connection with our initial public offering, not to exceed 180 days following the effective date of the registration statement.

Warrants

As of December 1, 2006, we had warrants outstanding to purchase an aggregate of 2,570,567 shares of our common stock, assuming the conversion of our preferred stock into common stock, as follows:

  •
  Warrants issued between April 2005 to November 2005 to purchase an aggregate of 2,474,035 shares of our common stock at an exercise price of $0.50 per share. These warrants were issued in connection with our Series D preferred stock financing and will terminate on the earlier of (i) the completion of the offering; (ii) a change of control as defined in the warrant; or (iii) five years from the closing date of the Series D purchase agreement under which the warrants were issued.

  •
  A warrant issued on June 1, 2000 to purchase 30,000 shares of our common stock to our landlord at an exercise price of $5.00 per share. The warrant also grants registration rights to the holder with respect to any registration of our common stock. The warrant shall terminate on the earlier of (i) one year after an initial public offering; or (ii) June 1, 2010.

  •
  Two warrants issued on July 26, 2005 to purchase an aggregate of 66,532 shares of our common stock, assuming conversion of our Series D preferred stock by the holders of the warrants, to one of our officers and one of our directors. Each warrant has an exercise price of $3.00 per share, as-converted, and were issued for an aggregate purchase price of $798.40. Both warrants will terminate on the earliest of (i) the completion of the offering; (ii) a change of control; or (iii) July 26, 2010.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder,

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to             shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

  •
  provide that the authorized number of directors may be changed only by resolution adopted by a majority of the authorized number of directors constituting the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of the provisions of the amended and restated certificate of incorporation would require approval by the holders of at least 66 2/3% of our then outstanding capital stock. Any adoption, amendment or repeal of the amended and restated bylaws by the board of directors requires the approval of a majority of the authorized number of directors and the stockholders also have the power to adopt, amend or repeal the bylaws provided that in addition to any vote required by law or the amended and restated certificate, such stockholder action would require the affirmative vote of at least 66 2/3% of our then outstanding capital stock.

Nasdaq Global Market Listing

We expect our common stock to be listed on the Nasdaq Global Market under the symbol "OPTR."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 59 Maiden Lane, New York, New York 10038.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, based on the number of shares outstanding as of December 1, 2006, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of             shares of common stock offered hereby and no exercise of the underwriter's over-allotment option and no exercise of outstanding options or warrants. Of these shares,              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

All remaining              shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,              shares are subject to "lock-up" agreements with the underwriters or us described below on the effective date of this offering. On the effective date of this offering, there will be              shares that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering,              shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-ups released, subject to extension; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

Lock-up Agreements

We, each of our directors and executive officers, and holders of substantially all of the shares of our common stock, options and warrants, have agreed that, without the prior written consent of Piper Jaffray & Co. and Jefferies & Company, Inc. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

  •
  offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, or any securities convertible into or exchangeable for common stock whether any transaction described above is to be settled by delivery of our common stock or such other securities, or by delivery of cash or otherwise;

  •
  make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; or

  •
  publicly announce any intention to do any of the foregoing.

Any determination to release any shares subject to the lock-up agreements would be made on a case-by-case basis based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale. Piper Jaffray & Co. and Jefferies & Company, Inc. on behalf of the underwriters will have discretion in determining if, and when, to release any shares subject to lock-up agreements. Please see below in "Underwriting."

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or a material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We do not currently expect any release of shares subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or group of persons whose shares are required to be aggregated who has beneficially owned shares of our common stock that are restricted securities as defined in Rule 144 for at least one year, including an affiliate, would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding number of shares of our common stock, which will equal approximately              shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Options

As of December 1, 2006, options to purchase a total of 3,192,812 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, but subject to the provisions of the lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of approximately 26,467,428 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock — Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable. These holders have waived their registration rights in connection with this offering.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Jefferies & Company, Inc. are acting as joint book-running managers for the offering and together with JMP Securities LLC and Rodman & Renshaw, LLC are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Jefferies & Company, Inc.
JMP Securities LLC
Rodman & Renshaw, LLC

Total

The underwriters have advised us that they propose to offer the shares to the public at the public offering price that appears on the cover of this prospectus. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $                    per share. The underwriters may allow and the dealers may reallow a concession of not more than $                    per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional              shares of common stock from us, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions will be approximately $                     million. The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	No Exercise	Full Exercise
Per share	$	$

Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

All of our directors, executive officers and substantially all of our stockholders have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. They have agreed not to directly or indirectly offer for sale, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible or exchangeable for our common stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock whether any such transaction is to be settled by delivery of our common stock or such other securities or by delivery of cash or otherwise, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible or exercisable or exchangeable for our common stock, or publicly announce any intention to do any of the foregoing for a period of at least 180 days after the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Jefferies & Company, Inc. The lock-up provisions do not prevent security holders from transferring their shares as bona fide gifts or to a trust for the direct or indirect benefit of such security holder or their immediate family, and Par may transfer shares under certain additional conditions; provided in each case, the transferee of such securities agrees to be locked-up to the same extent as the securityholder from whom they received the shares.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, pledging, granting any option for the sale of, entering into any transaction which is designed to or might reasonably be expected to, result in the disposition, or otherwise issuing or disposing of, directly or indirectly, or publicly disclosing the intention to make any such offer, sale, pledge, grant, issuance or other disposition, any of our common stock or any securities convertible into or exchangeable for, or any options or rights to purchase or acquire our common stock, for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Jefferies & Company, Inc. except to the underwriters in connection with this offering.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or a material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the occurence of the material news or material event.

We expect our common stock to be listed on the Nasdaq Global Market under the symbol "OPTR." Prior to this offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Directed Share Program

We have requested that the underwriters reserve for sale as part of the underwritten offering, at the initial public offering price, up to             % of the total number of shares offered by this prospectus, for directors, officers, employees and friends. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Notice to Prospective Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of our common stock to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the underwriters; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of our common stock through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement. Accordingly, no purchaser of our common stock, other than the underwriters, is authorized to make any further offer of our common stock on behalf of the sellers or the underwriters.

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)

or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, not any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, organized under the laws of the United States or any state thereof, or the District of Columbia;

  •
  a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder's adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under "— Sale of Common Stock" below.

Any dividend paid to a non-U.S. holder in respect of our common stock that is not effectively corrected with the non-U.S. holders conduct of a trade or business in the United States generally will be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States in which case the special rules described below apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock (referred to below as the applicable period), under the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below).

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. However, there is no assurance that we will not become a USRPHC in the future as a result of a change in our assets or operations. Even if we later become a USRPHC, if at such time our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest with respect to a non-U.S. holder only if they own directly or indirectly more than 5.0% of such stock at any time during the applicable period. We expect that our common stock will be "regularly traded on an established securities market." If we are or become a USRPHC, and a non-U.S. holder owned directly or indirectly more than five percent of our common stock at any time during the applicable period, or our common stock were not considered to be "regularly traded on an established securities market," then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a U.S. person. In addition, if we are or become a USRPHC, and our common stock is not "regularly traded on an established securities market," the non-U.S. holder would be subject to ten percent withholding on the gross proceeds realized with respect to the sale or other disposition of our common stocks and any amount withheld in excess of the tax owed, as determined in accordance with the preceding sentence, may be refundable if the required information is timely furnished to the IRS.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI before the payment of dividends. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under "Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock—Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California, in connection with this offering. Certain members of, investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold an aggregate of 32,000 shares of our common stock, which represents less than 1% of our outstanding shares of common stock.

EXPERTS

The consolidated financial statements of Optimer Pharmaceuticals, Inc. at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a web site at http://www.optimerpharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

Optimer Pharmaceuticals, Inc.

Index to Consolidated Financial Statements

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Optimer Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Optimer Pharmaceuticals, Inc. as of December 31, 2004 and 2005 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Optimer Pharmaceuticals, Inc. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in the United States.

                      /s/  ERNST & YOUNG LLP

San Diego, California
October 31, 2006

Optimer Pharmaceuticals, Inc.

Consolidated Balance Sheets

	December 31,			Pro forma redeemable convertible preferred stock and stockholders' equity as of September 30, 2006
			September 30, 2006
	2004	2005
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,952,501	$19,943,959	$8,549,603
Short-term investments	—	9,936,498	15,102,335
Research grant and contract receivables	104,353	630,128	182,456
Prepaid expenses and other current assets	106,485	99,873	311,648

Total current assets	2,163,339	30,610,458	24,146,042
Property and equipment, net	2,015,158	1,149,262	821,146
Note receivable from officer	300,000	262,500	206,250
Other assets	424,538	312,596	309,392

Total assets	$4,903,035	$32,334,816	$25,482,830

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$486,439	$1,600,741	$655,645
Accrued expenses	436,576	519,495	2,068,149
Current portion of capital lease	9,368	—	—

Total current liabilities	932,383	2,120,236	2,723,794
Deferred rent	243,777	279,414	290,603
Deferred revenue	14,706	—	—
Commitments and contingencies	—	—	—
Redeemable preferred stock, $0.001 par value:
Series B redeemable convertible, 14,000,000 shares authorized; 8,954,431 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006 (unaudited); no shares issued and outstanding pro forma (unaudited)	32,175,119	32,187,024	32,195,953	$—
Series C redeemable convertible, 3,500,000 shares authorized; no shares, 3,333,333 shares and 3,333,333 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	—	11,342,267	11,456,106	—
Series D redeemable convertible, 8,500,000 shares authorized; no shares, 6,185,109 shares and 6,185,109 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	—	21,549,146	21,673,285	—
Stockholders' equity (deficit):
Series A convertible preferred stock, par value $0.001, 5,000,000 shares authorized; 3,400,000, 3,400,000 and 3,300,000 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited) (liquidation preference of $3,400,000 at December 31, 2004 and 2005 and $3,300,000 at September 30, 2006 (unaudited))	3,400	3,400	3,300	—
Common stock, $0.001 par value, 55,000,000 shares authorized; 5,082,711, 5,231,003 and 5,586,491 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006 (unaudited), respectively; 32,053,919 shares issued and outstanding pro forma (unaudited), 100,000 shares held in treasury	5,083	5,231	5,586	32,054
Treasury stock, at cost; 100,000 shares	—	—	(100,000)	(100,000)
Capital subscriptions	46,000	—	—	—
Additional paid-in capital	3,698,486	4,553,808	4,811,990	70,114,166
Accumulated other comprehensive loss	(4,254)	(49,224)	(36,380)	(36,380)
Accumulated deficit	(32,211,665)	(39,656,486)	(47,541,407)	(47,541,407)

Total stockholders' equity (deficit)	(28,462,950)	(35,143,271)	(42,856,911)	$22,468,433

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit):	$4,903,035	$32,334,816	$25,482,830

See accompanying notes.

Optimer Pharmaceuticals, Inc.

Consolidated Statements of Operations

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Revenues:
Research grants	$440,741	$476,731	$1,355,134	$892,726	$591,189
Collaborative research agreements	101,085	634,206	791,548	558,125	256,326

Total revenues	541,826	1,110,937	2,146,682	1,450,851	847,515
Operating expenses:
Research and development	7,910,261	8,571,119	7,046,625	4,644,389	7,343,410
General and administrative	2,856,354	2,697,358	2,781,966	2,166,507	2,319,717

Total operating expenses	10,766,615	11,268,477	9,828,591	6,810,896	9,663,127

Loss from operations	(10,224,789)	(10,157,540)	(7,681,909)	(5,360,045)	(8,815,612)
Interest income (expense) and other, net	441,487	247,465	237,088	(32,675)	930,691

Net loss	(9,783,302)	(9,910,075)	(7,444,821)	(5,392,720)	(7,884,921)
Accretion to redemption amount of redeemable convertible preferred stock	(12,439)	(11,905)	(223,439)	(141,138)	(246,906)

Net loss attributable to common stockholders	$(9,795,741)	$(9,921,980)	$(7,668,260)	$(5,533,858)	$(8,131,827)

Basic and diluted net loss per share attributable to common stockholders	$(2.31)	$(2.20)	$(1.48)	$(1.08)	$(1.49)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	4,232,700	4,515,316	5,164,189	5,141,674	5,443,726

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(0.29)		$(0.25)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			26,114,129		32,007,858

See accompanying notes.

Optimer Pharmaceuticals, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit

	Redeemable Convertible
							Stockholders' Deficit
	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock
							Series A Convertible Preferred Stock		Common Stock		Treasury Stock				Accumulated other comprehensive income (loss)
													Capital subscription	Additional paid- in capital		Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2002	8,954,431	$32,150,775	—	$—	—	$—	3,400,000	$3,400	4,226,157	$4,226	—	$—	$21,000	$3,482,512	$49,167	$(12,518,288)	$(8,957,983)
Issuance of common stock at $0.10 - $0.30 per share upon exercise of options	—	—	—	—	—	—	—	—	15,970	16	—	—	—	2,921	—	—	2,937
Accretion of redemption amount for Series B convertible preferred stock	—	12,439	—	—	—	—	—	—	—	—	—	—	—	(11,905)	—	—	(11,905)
Compensation expense related to grants of consultant stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	53,796	—	—	53,796
Comprehensive loss:
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(54,478)	—	(54,478)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,525)	—	(9,525)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,783,302)	(9,783,302)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,847,305)

Balance at December 31, 2003	8,954,431	32,163,214	—	—	—	—	3,400,000	3,400	4,242,127	4,242	—	—	21,000	3,527,324	(14,836)	(22,301,590)	(18,760,460)
Issuance of common stock at $0.10 - $0.50 per share upon exercise of options	—	—	—	—	—	—	—	—	840,584	841	—	—	—	126,719	—	—	127,560
Accretion of redemption amount for Series B convertible preferred stock	—	11,905	—	—	—	—	—	—	—	—	—	—	—	(11,905)	—	—	(11,905)
Compensation expense related to grants of consultant stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	56,348	—	—	56,348
Technology license acquired for stock	—	—	—	—	—	—	—	—	—	—	—	—	25,000	—	—	—	25,000
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,582	—	10,582
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,910,075)	(9,910,075)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,899,493)

Balance at December 31, 2004	8,954,431	32,175,119	—	—	—	—	3,400,000	3,400	5,082,711	5,083	—	—	46,000	3,698,486	(4,254)	(32,211,665)	(28,462,950)
Issuance of common stock at $0.10 - $0.50 per share upon exercise of options	—	—	—	—	—	—	—	—	28,292	28	—	—	—	7,399	—	—	7,427
Issuance of subscribed common stock	—	—	—	—	—	—	—	—	120,000	120	—	—	(46,000)	45,880	—	—	—
Issuance of Series C convertible preferred stock at $3.60 per share, net of issuance costs of $758,921	—	—	3,333,333	11,241,078	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock and common stock warrants at $3.60 per share, net of issuance costs of $827,589	—	—	—	—	6,185,109	21,438,801	—	—	—	—	—	—	—	742,211	—	—	742,211
Issuance of warrants to acquire Series D convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	119,637	—	—	119,637
Beneficial conversion related to Series D warrants														119,637			119,637
Accretion of redemption amount for Series B, C and D convertible preferred stock	—	11,905	—	101,189	—	110,345	—	—	—	—	—	—	—	(223,439)	—	—	(223,439)
Compensation expense related to grants of consultant stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	43,997	—	—	43,997
Comprehensive loss:
Unrealized loss on short-term investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(38,527)	—	(38,527)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,443)	—	(6,443)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,444,821)	(7,444,821)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,489,791)

Balance at December 31, 2005	8,954,431	32,187,024	3,333,333	11,342,267	6,185,109	21,549,146	3,400,000	3,400	5,231,003	5,231	—	—	—	4,553,808	(49,224)	(39,656,486)	(35,143,271)
Issuance of common stock at $0.10 - $0.50 per share upon exercise of options (unaudited)	—	—	—	—	—	—	—	—	355,488	355	—	—	—	101,655	—	—	102,010
Accretion of redemption amount for Series B, C and D convertible preferred stock (unaudited)	—	8,929	—	113,839	—	124,139	—	—	—	—	—	—	—	(246,906)	—	—	(246,906)
Compensation expense related to grants of consultant stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	155,030	—	—	155,030
Employee stock based compensation under FAS123(R) (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	348,303	—	—	348,303
Repurchase of 100,000 shares of common stock (unaudited)	—	—	—	—	—	—	—	—	—	—	(100,000)	$(100,000)	—	—	—	—	(100,000)
Retirement of 100,000 shares of Series A convertible preferred stock (unaudited)	—	—	—	—	—	—	(100,000)	(100)	—	—	—	—	—	(99,900)	—	—	(100,000)
Comprehensive loss (unaudited):
Unrealized loss on short-term investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,742	—	2,742
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,102	—	10,102
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,884,921)	(7,884,921)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,872,077)

Balance at September 30, 2006 (unaudited)	8,954,431	$32,195,953	3,333,333	$11,456,106	6,185,109	$21,673,285	3,300,000	$3,300	5,586,491	$5,586	(100,000)	$(100,000)	$—	$4,811,990	$(36,380)	$47,541,407	$42,856,911

See accompanying notes.

Optimer Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Operating activities
Net loss	$(9,783,302)	$(9,910,075)	$(7,444,821)	$(5,392,720)	$(7,884,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	880,160	879,339	885,733	616,845	389,754
Stock-based compensation	53,796	56,348	43,997	32,998	503,333
Non-cash interest expense related to warrants and beneficial conversion	—	—	239,274	239,274	—
Technology licenses acquired and expensed as in process research and development	—	25,000	—	—	—
Non-cash compensation related to forgiveness of note receivable from officer	—	—	37,500	—	56,250
Loss on disposal of assets	—	—	24,906	23,963	264
Deferred revenue	275,003	(260,297)	(14,706)	(14,706)	—
Deferred rent	92,834	49,414	35,637	28,140	11,189
Changes in operating assets and liabilities:
Prepaids expenses and other current assets	239,827	(61,103)	6,612	51,700	(211,775)
Research grant and contract receivables	(116,042)	11,689	(525,775)	(719,572)	447,672
Other assets	(36,967)	19,029	111,943	112,352	3,204
Accounts payable and accrued expenses	295,249	15,437	1,197,221	(43,151)	603,558

Net cash used in operating activities	(8,099,442)	(9,175,219)	(5,402,479)	(5,064,877)	(6,081,472)
Investing activities
Purchases of short-term investments	—	—	(9,975,025)	—	(5,163,095)
Sales or maturity of short-term investments	8,787,354	—	—	—	—
Purchase of property and equipment	(68,382)	(197,666)	(44,743)	(41,356)	(61,901)

Net cash provided by (used in) investing activities	8,718,972	(197,666)	(10,019,768)	(41,356)	(5,224,996)
Financing activities
Proceeds from sale of preferred stock, net of issuance costs	—	—	33,422,090	26,059,466	—
Proceeds from sale of common stock	2,937	127,560	7,427	7,426	102,010
Repurchase of common stock	—	—	—	—	(100,000)
Repurchase of Series A preferred stock	—	—	—	—	(100,000)
Repayments of proceeds from capital leases	(66,110)	(47,815)	(9,369)	(9,497)	—
Repayment from employees	151,561	101,520	—	—	—

Net cash provided (used in) by financing activities	88,388	181,265	33,420,148	26,057,395	(97,990)

Effect of exchange rate changes on cash and cash equivalents	(9,525)	10,582	(6,443)	(8,011)	10,102

Net increase (decrease) in cash and cash equivalents	698,393	(9,181,038)	17,991,458	20,943,151	(11,394,356)
Cash and cash equivalents at beginning of period	10,435,146	11,133,539	1,952,501	1,952,501	19,943,959

Cash and cash equivalents at end of period	$11,133,539	$1,952,501	$19,943,959	$22,895,652	$8,549,603

Supplemental disclosure of cash flow information:
Interest paid	$4,869	$2,061	$7,501	$7,501	$—
Common stock issued for technology licenses	$—	$25,000	$—	$—	$—

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2006 and thereafter and for the nine months ended
September 30, 2005 and 2006 is unaudited)

1.    Organization and Summary of Significant Accounting Policies

 Optimer Pharmaceuticals, Inc. ("Optimer" or the "Company") was incorporated in Delaware on November 17, 1998 and has three subsidiaries. Optimer Biotechnology, Inc. is a wholly owned subsidiary of the Company and is incorporated in Taiwan while Optimer Singapore PTE LTD ("Optimer Singapore") and Optimer Asia PTE LTD are incorporated in Singapore and are wholly owned subsidiaries of Optimer Biotechnology, Inc. As of September 30, 2006, the Company had ceased operations of Optimer Asia PTE LTD and Optimer Singapore, respectively, neither of which had employees. The Company does not expect the shut down of either entity to have a material impact on the consolidated financial statements.

Optimer is a biopharmaceutical company focused on discovering, developing and commercializing innovative anti-infective products. The Company currently has two late-stage anti-infective product candidates, Difimicin for the treatment of Clostridium difficile-associated diarrhea, and Prulifloxacin, for the treatment of infectious diarrhea, including travelers' diarrhea. In 2005, the Company began generating revenue from its planned principal operations, and is therefore no longer considered to be a development stage company.

Basis of Presentation

Optimer has incurred operating losses since inception and had an accumulated deficit of $47.5 million as of September 30, 2006. Successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon the Company obtaining additional financing. There can be no assurance that the Company will be successful in these areas. To supplement its existing resources, the Company plans to raise additional capital through the sale of equity as contemplated by the filing of this prospectus. There can be no assurance that the Company will be successful in its efforts to complete this offering. The Company has indicated its ability and intent to reduce its operations and its cash expenditures if additional financing is not obtained. Management believes that the Company has sufficient capital to maintain its operations through at least December 31, 2007.

Principles of Consolidation

The consolidated financial statements include all the accounts of the Company and its three wholly owned subsidiaries in Asia. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements

The accompanying unaudited consolidated interim balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the nine months ended September 30, 2005 and 2006 and the consolidated statement of redeemable convertible preferred stock and stockholders' deficit for the nine months ended September 30, 2006 are unaudited. The unaudited consolidated interim financial statements have been prepared on the same basis as the consolidated annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of

September 30, 2006 and the consolidated results of operations and cash flows for the nine months ended September 30, 2005 and 2006. The consolidated results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders' Equity

The unaudited pro forma stockholders' equity information in the accompanying consolidated balance sheet assumes the conversion of the outstanding shares of redeemable convertible preferred stock at September 30, 2006 into 26,467,428 shares of common stock as though the completion of the initial public offering contemplated by the filing of this prospectus had occurred on September 30, 2006. Shares of common stock issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

Investments with original maturities of less than 90 days at the date of purchase are considered to be cash equivalents. All other investments are classified as short-term investments which are deemed by management to be available-for-sale and are reported at fair value with net unrealized gains or losses reported within other comprehensive loss in the consolidated statement of redeemable convertible preferred stock and stockholders' deficit. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income or interest expense. The cost of securities sold is computed using the specific identification method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain safety and liquidity.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying consolidated balance sheets.

Foreign Currency Translation

The financial statements of foreign subsidiaries having the U.S. dollar as the functional currency, with certain transactions denominated in a local currency, are remeasured into U.S. dollars at their historical rates. The remeasurement of local currency amounts into U.S. dollars creates translation adjustments that are included in net loss. Transaction and translation gains or losses were not material to the financial statements for any periods presented.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The fair value of available-for-sale securities is based upon market prices quoted on the last day of the fiscal period.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Although the Company has accumulated losses since inception, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value and, accordingly, the Company has not recognized any impairment losses through September 30, 2006.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Revenue Recognition

The Company's collaboration agreements contain multiple elements, including non-refundable upfront fees, payments for reimbursement of third-party research costs, payments for ongoing research, payments associated with achieving specific development milestones and royalties based on specified percentages of net product sales, if any. The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and Emerging Issues Task Force ("EITF") Issue 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). In applying these revenue recognition criteria, the Company considers a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.

Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.

When a payment is specifically tied to a separate earnings process, revenues are recognized when the specific performance obligation associated with the payment is completed. Performance obligations typically consist of significant and substantive milestones pursuant to the related agreement. Revenues from milestone payments may be considered separable from funding for research services because of the uncertainty surrounding the achievement of milestones for products in early stages of development. Accordingly, these payments are allowed to be recognized as revenue if and when the performance milestone is achieved if they represent a separate earnings process as described in EITF 00-21.

In connection with certain research collaboration agreements, revenues are recognized from non-refundable upfront fees, which the Company does not believe are specifically tied to a separate earnings process, ratably over the term of the agreement. Research fees are recognized as revenue as the related research activities are performed.

Revenues derived from reimbursement of direct out-of-pocket expenses for research costs associated with grants are recorded in compliance with EITF Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue 01-14, Income Statement Characterization of Reimbursements

Received for "Out-of-Pocket" Expenses Incurred. According to the criteria established by these EITF Issues, in transactions where the Company acts as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services required in the transaction, the Company records revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in the consolidated statements of operations.

None of the payments that the Company has received from collaborators to date, whether recognized as revenue or deferred, are refundable even if the related program is not successful.

Research and Development Expenses

The Company accounts for research and development costs in accordance with SFAS No. 2, Accounting for Research and Development Costs ("SFAS 2"). SFAS 2 specifies that research and development costs should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all product costs should be capitalized until the product is available for general release to customers. The Company has determined that technological feasibility for its product candidates will be reached when the requisite regulatory approvals are obtained to make the product available for sale, or approval of the new drug application ("NDA") for such product. The Company's research and development expenses consist primarily of license fees, salaries and related employee benefits, costs associated with clinical trials managed by the Company's contract research organizations, or CROs, and costs associated with non-clinical activities and regulatory approvals. The Company uses external service providers and vendors to conduct clinical trials, to manufacture supplies of product candidates to be used in clinical trials and to provide various other research and development-related products and services. Through September 30, 2006, research and development expenses have related predominantly to clinical trials of Difimicin and Prulifloxacin, the development of the Company's carbohydrate technology platform, in-licensing fees and general research activities.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective-transition-method and therefore, prior period results will not be restated. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion 25"), and related interpretations, and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under this transition method, the compensation costs related to all equity instruments granted prior to, but not yet vested as of, the adoption date of SFAS 123(R) are recognized based on the grant-date fair value which is estimated in accordance with the original provisions of SFAS 123. Compensation costs related to all equity instruments granted after January 1, 2006 are recognized at the grant-date fair value of the awards in accordance with the provisions of SFAS 123(R). Additionally, under the provisions of SFAS 123(R), the Company is required to include an estimate of the value of the awards that will be forfeited in calculating compensation costs, which is recognized over the requisite service period of the awards on a straight-line basis.

During the nine months ended September 30, 2006, the Company recorded $348,303, or $0.06 per share, of stock-based compensation expense as a result of the adoption of SFAS 123(R). Of this amount, the Company allocated $59,553 and $288,750 to research and development and general and administrative expenses, respectively, based on the department to which the associated employee reported. No related tax benefits of the stock-based compensation expense have been recognized since the inception of the Company.

The following table shows the assumptions used to compute stock-based compensation expense for the stock options granted during the nine months ended September 30, 2006 using the Black-Scholes option pricing model:

Employee Stock Options
Risk-free interest rate	4.80%
Dividend yield	0.00%
Expected life of options (years)	6.08
Volatility	65.82%

The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed SAB No. 107, Share-Based Payment ("SAB 107"). This decision was based on the lack of relevant historical data due to the Company's limited history. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of SAB 107, incorporating the historical volatility of comparable companies whose share prices are publicly available.

Based on these assumptions, the weighted average grant-date fair values of stock options granted during the nine months ended September 30, 2006 was $3.88 per share.

As of September 30, 2006, the total unrecognized compensation expense related to stock options was approximately $2,287,729 and the related weighted-average period over which it is expected to be recognized is approximately 1.8 years.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion 25, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2006 and thereafter and for the nine months ended
September 30, 2005 and 2006 is unaudited)

1.    Organization and Summary of Significant Accounting Policies (Continued)

 SFAS 123 and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, for options granted through December 31, 2005. The following table illustrates the effect on net loss as if the fair-value-based method had been applied to all outstanding and unvested awards in each period prior to the adoption of SFAS 123(R) on January 1, 2006:

	Years Ended December 31,			Nine Months Ended September 30, 2005
	2003	2004	2005
				(unaudited)
Net loss attributable to common stockholders, as reported	$(9,795,741)	$(9,921,980)	$(7,668,260)	$(5,533,858)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(173,285)	(74,800)	(59,780)	(40,182)

Pro forma net loss attributable to common stockholders	$(9,969,026)	$(9,996,780)	$(7,728,040)	$(5,574,040)

Net loss attributable to common stockholders per share — basic and diluted, as reported	$(2.31)	$(2.20)	$(1.48)	$(1.08)

Pro forma net loss attributable to common stockholders per share — basic and diluted	$(2.36)	$(2.21)	$(1.50)	$(1.08)

The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. The fair value of the Company's stock-based awards was estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions for 2003, 2004 and 2005: volatility factor of 70%, dividend yield of 0% and a weighted average life of five years. The risk free interest rate factor used in the calculation was 3.25%, 3.25% and 4.00% for the years ended December 31, 2003, 2004 and 2005, respectively.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, ("EITF 96-18") and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period. Through December 31, 2005 and September 30, 2006, the Company issued options in conjunction with various consulting agreements to purchase 600,000 and 630,000 shares of common stock, respectively, at exercise prices ranging from $0.10 to $0.50 per share. The options are exercisable immediately upon grant and generally vest over a period of up to four years. Expense related to options granted to consultants, as determined under SFAS 123 and EITF 96-18, was $53,796, $56,348, $43,997, $32,998 and $155,030 for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006, respectively.

Comprehensive Income (Loss)

The Company has applied SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share attributable to common stockholders when their effect is dilutive.

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the as-converted method, as if such conversion had occurred as of the beginning of each period presented or as of the original issuance date, if later.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Historical
Numerator:
Net loss attributable to common stockholders	$(9,795,741)	$(9,921,980)	$(7,668,260)	$(5,533,858)	$(8,131,827)

Denominator:
Weighted average common shares outstanding	4,232,700	4,515,316	5,164,189	5,141,674	5,443,726

Net loss attributable to common stockholders per share — basic and diluted	$(2.31)	$(2.20)	$(1.48)	$(1.08)	$(1.49)

Unaudited Pro Forma
Numerator:
Net loss attributable to common stockholders used above			$(7,668,260)		$(8,131,827)
Pro forma adjustment to eliminate accretion on preferred stock			223,439		246,906

Pro forma net loss			$(7,444,821)		$(7,884,921)

Denominator:
Shares used above			5,164,189		5,443,726
Pro forma adjustment to reflect weighted average effect of assumed conversion of Series A, B, C and D preferred stock			20,949,940		26,564,132

Shares used to compute pro forma basic and diluted net loss attributable to common stockholders			26,114,129		32,007,858

Pro forma net loss attributable to common stockholders per share — basic and diluted			$(0.29)		$(0.25)

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation
Preferred stock (as converted)	14,145,307	14,145,307	26,567,428	24,094,097	26,467,428
Preferred stock warrants (as converted)	—	—	66,532	66,532	66,532
Common stock options	3,123,833	2,488,738	3,152,594	3,116,740	3,432,812
Common stock warrants	30,000	30,000	2,504,035	1,457,370	2,504,035

	17,299,140	16,664,045	32,290,589	28,734,739	32,470,807

Recent Accounting Pronouncements

In July 2006, FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required. The Company is currently evaluating the requirements of FIN 48; however, it does not believe that its adoption will have a material effect on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157; however, it does not believe that its adoption will have a material effect on its consolidated financial statements.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for the Company's fiscal year beginning January 1, 2007, however, the Company does not believe that its adoption will have an effect on its consolidated financial statements.

2.    Short-Term Investments

 The following is a summary of the Company's investment securities as of December 31, 2005, all of which are classified as available-for-sale and are due within one year by contractual maturity. As of December 31, 2004, the Company had no short-term investments. Determination of estimated fair value is based upon quoted market prices.

	December 31, 2005
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Government obligations	$9,975,019	$—	$(38,521)	$9,936,498

Investments in a net unrealized loss position as of December 31, 2005 are as follows:

		Less Than 12 Months of Temporary Impairment		Greater Than 12 Months of Temporary Impairment		Total Temporary Impairment
	Number of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government obligations	3	$9,936,498	$(38,521)	$—	$—	$9,936,498	$(38,521)

The Company believes that the decline in value is temporary and primarily related to the change in market interest rates since purchase. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a change in the market interest rate environment.

3.    Property and Equipment

 Property and equipment is stated at cost and consists of the following:

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
Equipment	$2,914,035	$2,880,627	$2,929,160
Furniture and fixtures	287,073	273,558	273,558
Leasehold improvements	1,578,851	1,244,821	1,250,937
Computer equipment and software	195,058	198,997	185,936

	4,975,017	4,598,003	4,639,591
Less accumulated depreciation and amortization	(2,959,859)	(3,448,741)	(3,818,445)

	$2,015,158	$1,149,262	$821,146

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which typically is five years. Leasehold improvements and assets acquired under capital leases are amortized over their estimated useful life or the related lease term, whichever is shorter. Cost of equipment and the related accumulated depreciation held under capital leases was approximately $143,448 and $83,000, respectively, as of December 31, 2004. In 2005, the capital leases matured and the Company owned the equipment at the end of the lease term. The depreciation of equipment under capital leases is included in depreciation expense.

At December 31, 2004 and 2005, the Company had long-lived assets in Asia of $292,887 and $44,378, respectively.

4.    Note Receivable from Officer

 Note receivable from officer of $300,000 and $262,500 as of December 31, 2004 and 2005, respectively, represents an uncollateralized loan to an officer for housing and relocation assistance with an original balance of $300,000. With the renewal of the officer's employment agreement in June 2005, the board of directors agreed to forgive the loan ratably over four years subject to the officer being an employee of the Company. In September 2006, the board of directors agreed to forgive the loan subject to negotiation and documentation of the final terms. In November 2006, the loan and the related interest were forgiven.

5.    Accrued Expenses

 Accrued expenses consisted of the following:

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
Accrued preclinical and clinical expenses	$129,163	$150,325	$1,724,377
Accrued research services	56,600	103,874	105,262
Accrued legal fees	59,014	103,855	58,065
Accrued salaries, wages and benefits	185,144	160,185	179,531
Other accrued liabilities	6,655	1,256	914

	$436,576	$519,495	$2,068,149

6.    Revenue and Other Collaborative Agreements

Revenues from Research Grants

Since 2003, the Company has received six Small Business Innovative Research ("SBIR") grants from U.S. government agencies totaling $2,333,213, including three SBIR grants received in 2005 totaling $1,454,827 and one SBIR grant received in 2006 totaling $578,386. The purpose of the grants were to support research on certain antibiotic and osteoarthritis drug candidates being developed by the Company. For the years ended December 31, 2003, 2004 and 2005, the Company has recognized revenues related to these grants, of $94,680, $164,533 and $1,097,024, respectively, for a total of $1,356,237. As of December 31, 2005, three of the grants were complete and $398,590 of revenue is remaining to be recognized under the three grants received in 2005. For the nine months ended September 30, 2005 and 2006, the Company has recognized $691,561 and $408,385 of revenue related to these grants, respectively. At September 30, 2006, $568,591 of revenue remained to be recognized under the three grants.

In 2003, Optimer received a grant in the amount of $726,275 from the Philip Morris External Research Program ("Philip Morris") to support development of a carbohydrate-based cancer immunotherapy. The research grant was for a three-year research period and was subject to renewal annually by Philip Morris. Optimer retains all rights to the data and novel glycosylation methods developed pursuant to research funded by the grant. For the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006, the Company recognized revenue of $50,558, $253,497 and $239,416 and $182,804, respectively, under the grant, and as of December 31, 2005, and at September 30, 2006, $182,804 and $0, respectively, of revenues remained to be recognized under the grant.

In 2001, Optimer Singapore received a $5.6 million grant from the Economic Development Board ("EDB") of Singapore under its Research Incentive Scheme for Companies ("RISC") to conduct pharmaceutical research in Singapore. In 2003, the amount of the grant was subsequently reduced by the EDB to $2.0 million. Under the terms of the grant, the EDB reimbursed Optimer Singapore for certain research expenditures incurred by Optimer Singapore during the period June 1, 2000 to May 31, 2005. The Company recognized revenues of $371,460 related to this grant including $294,144, $58,694 and $18,622 in 2003, 2004 and 2005, respectively. The grant expired on May 31, 2005.

Revenues from Collaborative Research Agreements

For the years ended December 31, 2003, 2004 and 2005, the Company recognized revenues of $101,085, $634,206 and $791,548, respectively, under collaborative research agreements with large pharmaceutical companies and research institutions. For the nine months ended September 30, 2005 and September 30, 2006, the Company recognized revenues of $558,125 and $256,326 under these same agreements.

In May 2003, Optimer entered into a manufacturing supply agreement with the Sloan-Kettering Institute for Cancer Research ("SKI") to manufacture certain conjugates for SKI in support of its on-going U.S. Phase 2 clinical trials for a product candidate to treat breast cancer. According to the terms of the agreement, Optimer was eligible to receive up to $1,000,000 over the term of the agreement, if the Company met the manufacturing performance obligations contained in the agreement. In 2003, the Company received a non-refundable advance payment of $250,000 under the agreement, all of which has been recognized ratably over the agreement term, as research contract revenue, including $62,500, $172,795 and $14,705 in 2003, 2004 and 2005, respectively. In 2004, the Company informed SKI that it intended to terminate the agreement after completion of the first $250,000 milestone payment under the contract. In 2005, the Company achieved the first milestone and accordingly recognized $250,000 of research contract revenue. The Company terminated the agreement and will not generate any additional revenue from the agreement.

In November 2003, Optimer entered into a one-year research agreement with a major biotechnology company to develop certain glycosylated analogs of a proprietary peptide therapeutic belonging to the biotechnology company. Optimer recognized $450,000 of research support and milestone revenue under the agreement, including $38,585, $411,415 in 2003 and 2004, respectively. The Company did not recognize any revenues from the agreement in 2005 and does not expect to generate any additional future revenues from the agreement. This agreement expired in November 2004.

In April 2005, the Company entered into a collaboration agreement with Par Pharmaceutical, Inc. ("Par"). Under the terms of the agreement, the parties agreed to exclusively collaborate in the development and commercialization of Difimicin. Under the terms of the agreement there were no up-front payments nor are there any milestone payments. The Company granted to Par an exclusive royalty bearing license, with the right to sublicense, promote, market, distribute and sell Difimicin in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. The Company also granted to Par a non-exclusive license to manufacture Difimicin in its territory. The Company retained all other rights to Difimicin in the rest of the world. At the time of execution of this collaboration agreement, Par also purchased $12.0 million of the Company's Series C Preferred Stock (see Note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2006 and thereafter and for the nine months ended
September 30, 2005 and 2006 is unaudited)

6.    Revenue and Other Collaborative Agreements (Continued)

 Under the terms of the collaboration agreement, the Company is generally responsible for expenses associated with the pre-clinical and clinical development of Difimicin. In March 2006, the Company entered into a letter agreement with Par to limit its costs associated with the Phase 2b/3 and Phase 3 clinical trials of Difimicin to approximately $16.4 million, with certain exceptions. Par is also responsible, at its expense, for the manufacture, marketing and commercialization of Difimicin and any post-approval clinical trials of Difimicin in its licensed territories.

The Company has rights to receive double-digit royalties for the first year of Difimicin sales by Par and royalties of over 20% each year thereafter. The Company must pay Par royalties on our net sales of Difimicin in certain markets.

The terms of the collaboration agreement continue until the later of the expiration of the last to expire patent claim or 15 years from the first commercial sale of Difimicin, unless the agreement is earlier terminated. Either party may terminate the collaboration agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. Either party may also terminate the agreement upon 90 days' prior written notice if Difimicin is permanently or completely withdrawn from any market in Par's territory or Par provides written notice of its determination to discontinue or not to pursue regulatory approval and/or commercial sale of the Difimicin in its territory. Par may also terminate the agreement for any reason upon 60 days' prior written notice.

In June 2005, Optimer entered into a binding letter agreement establishing a development and license agreement with a pharmaceutical company to develop one or more pharmaceutical products using Optimer's proprietary carbohydrate synthesis technology. Optimer was reimbursed at an agreed upon rate for research services performed under the contract. The pharmaceutical company was responsible, at its own expense, for carrying out pre-clinical tests, animal tests, human clinical trials, marketing and commercializing any product candidates pursued under the terms of the agreement. The agreement included milestone and royalty payments to Optimer assuming the successful development and commercialization of a product candidate. Through September 30, 2006, Optimer recognized $678,168 of research revenue under the terms of the agreement. In November 2006, the collaboration was terminated.

Other Collaborative Agreements

In March 2006, the Company entered into a collaborative research and development and license agreement with Cempra Pharmaceuticals, Inc. ("Cempra"). The Company granted to Cempra an exclusive worldwide license, except in ASEAN countries, with the right to sublicense, the Company's patent and know-how related to the Company's macrolide and ketolide antibacterial program. The Company will receive milestone payments as product candidates are developed and/or co-developed by Cempra, in addition to milestone payments based on certain sublicense revenue. The Company will also receive royalty payments based on a percentage of net sales of licensed products. The Company will receive milestone payments as product candidates are developed and/or co-developed by Cempra. The milestone payments will be triggered upon the completion of certain clinical development milestones and in certain instances, regulatory approval of products. The Company will also receive royalty payments based on a percentage of net sales of licensed products. In consideration of the foregoing, Cempra will receive milestone payments from the Company for each of the first two products the Company develops which receive regulatory approval in ASEAN countries, as well as royalty payments on the net sales of such products. The research term of this agreement continues until the earlier of the Company's completion of all research activities set forth in the work plan under the agreement, or March 2008. Subject to certain exceptions, on a country-by-country basis, the general terms of this agreement continue until the later of: (i) the expiration of the last to expire patent rights of a covered product in the applicable country or (ii) ten years from the first commercial sale of a covered product in the applicable country. Either party may terminate the agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. Either party may also terminate the agreement for any reason upon 30 days' prior written notice provided that all licenses granted by the terminating party to the non-terminating party shall survive upon the express election of the non-terminating party.

In June 2004, the Company entered into a license agreement with Nippon Shinyaku, Ltd. ("Nippon Shinyaku"). Under the terms of the agreement, the Company acquired the non-exclusive right to import and purchase Prulifloxacin, and the exclusive right (with the right to sublicense), within the United States, to develop, make, use, offer to sell, sell and license products suitable for consumption by humans containing Prulifloxacin. Under this agreement, the Company paid Nippon Shinyaku an up-front fee and may be required to make one future milestone payment upon filing its first NDA in the United States. Under the agreement, the Company pays Nippon Shinyaku for certain materials. If Nippon Shinyaku is unable to supply the Company with the contracted amount of Prulifloxacin, then Nippon Shinyaku will grant to the Company a non-exclusive, worldwide license to make or have made Prulifloxacin, in which event the Company will owe Nippon Shinyaku a royalty based on the amount of net sales of Prulifloxacin generated by the Company and the Company's subsidiaries. Additionally, the Company will owe Nippon Shinyaku certain royalties based on the amount of net sales of Prulifloxacin less the amount of Prulifloxacin we buy from Nippon Shinyaku. Either party may terminate the agreement 60 days after giving notice of a material breach which remains uncured 60 days after written notice. If not terminated earlier, the agreement will terminate upon the later of ten years from the date of the first commercial sale of Prulifloxacin in the United States or until the date on which the last valid patent claim relating to Prulifloxacin expires in the United States.

7.    Commitments

Leases

The Company leases office and research facilities under operating lease agreements that extend through November 2011. The Company has recorded deferred rent of $243,777, $279,414 and $290,603 as of December 31, 2004 and 2005 and September 30, 2006, respectively, in conjunction with one of the lease agreements. Additionally, the Company had leased certain equipment under capital leases with initial terms in excess of one year. These leases were paid in full during 2005.

At December 31, 2005, annual minimum rental payments due under the Company's operating leases are as follows:

Years ending December 31,
2006	$828,814
2007	775,554
2008	683,255
2009	683,255
2010	683,255
Thereafter	626,317

Total minimum lease payments	$4,280,450

Rent expense was $1,055,127, $1,027,807, $817,813, $612,482 and $615,971, for the years ended December 31, 2003, 2004, and 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

Contract Research Organization Purchase Orders

The Company has contracted with a contract research organization ("CRO"), whereby the CRO will provide clinical research services to the Company for the Difimicin Phase 2b/3 clinical trials and Prulifloxacin Phase 3 clinical trials. At September 30, 2006, the Company has issued purchase orders totaling $24,197,092 for these services, $20,388,054 of which were issued in 2006. The Company can terminate the service agreement at any time upon 60 days' prior written notice to the CRO.

8.    Redeemable Convertible Preferred Stock and Stockholders' Deficit

Redeemable Convertible Preferred Stock and Series A Convertible Preferred Stock

The Company is currently authorized to issue two classes of stock: common stock and preferred stock. Pursuant to the Company's Amended and Restated Certificate of Incorporation, preferred stockholders and common stockholders vote together as a class on all matters presented to the stockholders. Preferred stockholders have the right to the number of votes equal to the number of shares of common stock into which each such share of preferred stock held by such holder could be converted on the date for determination of stockholders entitled to vote.

In September 2006, the Company repurchased and retired 100,000 shares of previously issued Series A convertible preferred stock at $1.00 per share from a former executive officer. A summary of the issued preferred stock, as of September 30, 2006, is as follows:

	Shares Authorized	Shares Outstanding	Common Shares as if Converted
Series A convertible preferred stock	5,000,000	3,300,000	3,300,000
Series B redeemable convertible preferred stock	14,000,000	8,954,431	10,745,307
Series C redeemable convertible preferred stock	3,500,000	3,333,333	4,999,999
Series D redeemable convertible preferred stock	8,500,000	6,185,109	7,422,122

	31,000,000	21,772,873	26,467,428

A summary of the rights, preferences and privileges of the preferred stock is as follows:

Liquidation Preference

In the event of a liquidation of the Company, holders of Series A preferred stock are entitled to a liquidation preference of $1.00 per share and any declared but unpaid dividends prior and preference to any distribution of the assets of the corporation and the holders of the Series B, C and D preferred stock are entitled to a liquidation preference of $3.60 per share, respectively, and any declared but unpaid dividends prior and preference to any distribution of the assets of the corporation. The remaining assets of the Company are to be distributed on a pro rata basis to the holders of the preferred stock, on an as-converted basis, and the holders of the common stock until such time as the holders of Series A preferred stock have received an aggregate distribution of $3.00 per share and the holders of the Series B, C and D preferred stock have received an aggregate distribution of $10.80 per share, respectively. Any remaining assets of the Company after both such distributions shall be distributed to the holders of common stock pro rata based on the number of shares of common stock held by each holder.

Conversion Rights

At the option of the holder, the Series A, B, C and D preferred stock is convertible into shares of common stock on a 1-for-1 basis, 1-for-1.2 basis, 1-for-1.5 basis and 1-for-1.2 basis, respectively, subject to adjustment for stock splits, capital reorganizations, dilutive stock issuances and certain distributions. The holders of preferred stock have voting rights equal to the number of shares of common stock that the holders of preferred stock would own upon conversion.

The preferred stock will automatically convert into common stock upon the earlier of the closing of an underwritten public offering in which the Company receives at least $6.00 per share and $40,000,000 in net proceeds or on the date specified by consent of the holders of the majority of the then outstanding shares of preferred stock and holders of a majority of Series C preferred stock.

Dividends

The holders of Series A and Series B convertible preferred stock are entitled to receive annual non-cumulative dividends of $0.08 and $0.29 per share respectively, when and if declared by the Board of Directors, prior and in preference to stockholders of common stock. The holders of Series C and Series D convertible preferred stock are entitled to receive annual non-cumulative dividends of $0.29 per share, respectively, when and if declared by the Board of Directors, prior and in preference to stockholders of Series A, Series B and common stock. Through September 30, 2006, no dividends have been declared.

Redemption

Each holder of Series B preferred stock may cause the Company to redeem, commencing with the ninth anniversary of first issuance of the Series B preferred stock (March 9, 2010) and continuing annually on the first and second anniversary date, that number of Series B preferred stock shares equal to 33%, 50% and 100%, respectively, of the remaining outstanding shares of Series B preferred stock provided that the holders of at least 51% of Series B preferred stock submit a written request for redemption. The redemption price is equal to $3.60 per share plus any declared but unpaid dividends.

The holders of Series C and D preferred stock may cause the Company to redeem, commencing on the earlier of (i) the fifth anniversary of first issuance of the Series C preferred stock (April 29, 2010) or (ii) one month earlier than the redemption date of the Series B (February 9, 2010), and continuing annually on the first and second anniversary date, that number of Series C and D preferred stock shares equal to 33%, 50% and 100%, respectively, of the remaining outstanding shares of Series C and D preferred stock, provided that the holders of at least 51% of common stock issuable upon conversion of the Series C and D preferred stock submit a written request for redemption. The redemption price is equal to $3.60 per share plus any declared but unpaid dividends.

The amount of issuance costs, $107,147, $758,921 and $827,589 for Series B, C and D preferred stock, respectively, have been netted against proceeds. These issuance costs are being accreted and recorded as a decrease to additional paid-in capital through March 2010 for Series B preferred stock and through April 2010 for Series C and D preferred stock. For the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, the accretion amount was $12,439, $11,905, $223,439, $141,138 and $246,906, respectively.

Other

The $12.0 million in Series C redeemable convertible preferred stock was sold to Par at the time the Company entered into a joint development and collaboration agreement with Par to develop Difimicin (see Note 6).

Common Stock Issued for Technology Licenses

In 2001, the Company agreed to issue 30,000 shares of common stock, valued at $0.30 per share, to a non-profit institution in connection with acquiring an exclusive license for patents relating to the institution's bi-functional antibodies technology. Based on the early stage of commercial and technological development of the technology, the Company expensed the $9,000 value of the licenses in 2001, and the Company issued the 30,000 shares in 2005.

Also in 2001, the Company agreed to issue 40,000 shares of common stock, valued at $0.30 per share, to a non-profit institution to acquire an exclusive license for patents and technology relating to the treatment of osteoarthritis. Based on the early stage of commercial and technological development of the acquired technology, the Company expensed the $12,000 value of the licenses in 2001, and the Company issued the 40,000 shares in 2005. The Company also expensed $50,000 in 2005 for license fees due under the agreement. In addition, the Company will make additional future royalty and milestone payments to the institution based upon the completion of certain specified events.

In 2002, the Company issued 120,000 shares of common stock, valued at $0.30 per share, to SKI to acquire a non-exclusive license for patents related to a carbohydrate cancer immunotherapy. Based on the early stage of commercial and technological development of the acquired technology, the value of the license was expensed in 2002. In addition, the Company expensed $25,000 and $25,000 in 2004 and 2005, respectively, for license fees due under the agreement. The Company will make additional royalty and milestone payments in the future based on the completion of certain specified events.

In 2004, the Company agreed to issue 50,000 shares of common stock, valued at $0.50 per share, to a non-profit institution to acquire an exclusive license for certain patents and technology. The Company will make additional royalty and milestone payments in the future if certain specified events are completed. Based on the early stage of commercial and technological development of the acquired technology, the Company expensed the $25,000 value of the licenses in 2004, and the Company issued the 50,000 shares in 2005.

Treasury Stock

In September 2006, the Company reacquired 100,000 shares of previously issued common stock at $1.00 per share from a former executive officer. The shares were recorded as treasury stock at their cost. The 100,000 shares of common stock remain in treasury as of September 30, 2006.

Warrants

The holders of Series D preferred stock each acquired a five-year warrant to purchase up to an aggregate additional 2,474,035 shares of Optimer common stock at an exercise price of $0.50 per share. The Company determined the fair value of the warrants on the grant date as $742,211 using the Black-Scholes pricing model with the following assumptions: volatility factor of 70%, dividend yield of 0%, risk free interest rate of 3.0% and weighted average life of five years. These warrants expire upon the earliest of a change in control, an initial public offering or April 29, 2010. As of

December 31, 2005, no shares had been issued pursuant to the warrants. The fair value of the warrants was recorded as an increase to additional paid-in-capital.

In March 2005, a member of the Company's board of directors who resigned in November 2006 and an officer provided the Company $208,000 and $590,400, respectively, as bridge financing to the Company's proposed Series D preferred stock financing. In consideration for their financing, the board member and the officer were issued the right to purchase for $208 and $590, respectively, a warrant to purchase additional Series D preferred stock of 14,444 and 41,000 shares, respectively, at $3.60 per share. In April 2005, the individuals were issued Series D preferred stock for the funds originally provided the Company and the Company paid interest in the amount of $1,160 and $6,341 to the board member and the officer, respectively. In July 2005, the individuals exercised their rights to purchase the Series D preferred stock warrants. The Company determined the fair value of the warrants on the grant date, using the Black-Scholes pricing model with the following assumptions: volatility factor of 70%, dividend yield of 0%, risk free interest rate of 3.0% and weighted average life of five years. The resulting aggregate expense was approximately $119,637, which was recorded against the principal balance and amortized over the term of the bridge financing which converted to equity in April 2005.

Pursuant to EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features," and EITF No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments," the Company recorded an additional non-cash interest charge of approximately $119,637 against the principal balance of the notes. This amount represents the difference between the conversion price of the notes and the underlying value of the stock issuable upon conversion of the notes.

In connection with the Company's building lease agreement signed in 2000, the Company issued a warrant to purchase 30,000 shares of common stock at a purchase price of $5.00 per share, which expires June 2010. The estimated fair value of the warrant at the date of grant was not material using the Black-Scholes valuation model.

As of December 31, 2005, no shares have been issued pursuant to the warrants.

Stock Options

In 1998, the Company adopted the 1998 Stock Plan (the "1998 Plan"). The 1998 Plan allows for the grant of options and stock purchase rights to employees, directors and consultants of the Company. As of December 31, 2005, the Company has reserved 4,138,065 shares of common stock for issuance. Options granted under the 1998 Plan expire no later than 10 years from the date of grant. Options generally vest over a four-year period and may be immediately exercisable. After one year, the options generally vest 25%. Thereafter, options generally vest monthly in 36 equal installments. The exercise price of incentive stock options shall not be less than 100% of the fair value of the Company's common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may be no less than 110% of the fair value of the Company's common stock on the date of grant. The fair value of the Company's common stock has historically been established contemporaneously by the Company's board of directors all of whom are related parties. Through April 2006, the valuations were performed by the Company's board of directors who have experience in valuing early stage companies.

The Company has considered the guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of its common stock for purposes of setting the exercise prices of stock options granted to employees and others. This guidance emphasizes the importance of the operational development in determining the value of the enterprise. The Company is at an early stage of development, and to date, has been focused on research and development activities. To date, the Company has been funded primarily by venture capitalists. Prior to filing the revised protocol for the Phase 2b/3 Difimicin clinical trial in late December 2005, and the FDA's opening of the Prulifloxacin investigational new drug application in January 2006, the Company was considered to be in a stage of development, pursuant to the AICPA guidance where the preferences of the preferred stockholders, in particular the liquidation preferences, are very significant when compared to the value of the Company. For these reasons, the Company's common stock was valued at $0.50 per share. In April 2006, subsequent to the Company's achieving the two clinical development milestones mentioned above but prior to the initiation of the Company's initial public offering process on October 5, 2006, the Company's board of directors allocated additional enterprise value to its common stock and increased its common stock valuation to $1.00 per share.

In connection with the initiation of the public offering process, the Company retrospectively reassessed the estimated fair value of its common stock as of the dates of the issuance of its equity instruments dating back to June 30, 2005. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of issuances of equity awards, the Company believed its estimates of the fair value of its common stock to be reasonable and consistent with its understanding of how similarly situated companies in its industry were valued. The Company determined that the fair value of its common stock was $0.50 per share during the period from June 30, 2005 through January 13, 2006, which was approximately the time when it achieved the clinical development milestones discussed above. In addition, in reassessing the value of common stock in 2005 and 2006, the Company considered the price it received in November 2005 for the Series D preferred stock of $3.60 per share, as to which approximately 54% of the proceeds were from new investors that were unrelated parties. This Series D preferred stock financing was completed at the same price and on other similar terms as the April 2005 Series C financing which was completed in April 2005. Accordingly, the Company believes that the value of the Company's common stock also remained constant during the same time period and until January 2006, or the time of achievement of the two clinical development milestones described above.

The Company believes that after the completion of the two clinical development milestones, the fair value of the Company's common stock increased to $2.48 per share in January 2006 which represents 90% of the value of the Series D preferred stock, on an as-converted basis, after deducting the value of the common stock warrants and assigning no value to the preferences of the Series D preferred stock. In connection with the preparation of the Company's financial statements necessary for this offering, the Company reassessed the estimated fair value of its common stock using a market-based approach, which considered recently completed initial public offerings and information on valuations received from the Company's financial advisors. In determining the reassessed fair value of its common stock, the Company established $5.26 per share as the reassessed fair value at October 5, 2006. The Company also then reassessed the estimated fair value of its common stock from January 2006 through October 5, 2006 based on the nature of its operations and the execution of its operating plan. Based on this assessment, including the fact that subsequent to the two clinical development milestones previously described, there were no other significant scientific or operational milestones during that period. As such, the Company ratably increased the estimated fair value of its common stock from $2.48 per share in January 2006 to $5.26 per share at October 5, 2006. The reassessed fair values may not be reflective of the fair value which would result from the application of other valuation methods.

Based on the reassessed fair values of our common stock dating back to June 30, 2005, the Company concluded that the 76,000 stock options granted to employees between July 2005 and December 2005 were at fair value. The Company concluded that the stock options granted to employees and consultants in March, May and September of 2006, which were initially determined by the Company's board of directors, were at exercise prices below the reassessed values. Accordingly, for the 34,000 options granted at $0.50 per share in March 2006; the 1,300 options granted in May 2006 at $1.00 per share; and the 156,000 options granted in September 2006 at $1.00 per share, the reassessed fair values were determined to be $3.10 per share, $3.72 per share and $4.96 per share, respectively. Furthermore, in July 2006, the Company granted 545,000 options at $1.00 per share related to hiring two executive officers as well as the Company's annual stock option grants to members of the Company's board of directors. The reassessed fair values of these July 2006 stock options were determined to be $4.34 per share.

The aggregate intrinsic value of options exercised during the nine months ended September 30, 2006 was approximately $1,139,890. The aggregate intrinsic value of options outstanding and options exercisable as of September 30, 2006 was approximately $15,295,358 and $9,814,437, respectively.

Following is a summary of stock option activity:

	Options	Weighted-average exercise price
Balance as of December 31, 2002	2,823,333	$0.22
Granted	348,500	$0.50
Exercised	(15,970)	$0.18
Canceled	(32,030)	$0.28

Balance as of December 31, 2003	3,123,833	$0.25
Granted	318,301	$0.50
Exercised	(840,584)	$0.15
Canceled	(112,812)	$0.30

Balance as of December 31, 2004	2,488,738	$0.32
Granted	891,044	$0.50
Exercised	(28,292)	$0.26
Canceled	(198,896)	$0.45

Balance as of December 31, 2005	3,152,594	$0.36
Granted	736,300	$0.98
Exercised	(355,488)	$0.29
Canceled	(100,594)	$0.33

Balance as of September 30, 2006	3,432,812	$0.50

As of December 31, 2005, 3,152,594 options were outstanding under the 1998 Plan at exercise prices ranging from $0.10 to $0.50 per share. The weighted average remaining contractual life of options outstanding at December 31, 2005 was 7.3 years with a weighted average exercise price of $0.36 per share. Of the options outstanding, 2,132,238 options were vested as of December 31, 2005, with a weighted average remaining contractual life of 6.3 years and a weighted average exercise price of $0.30 per share, while 1,020,356 were unvested.

As of September 30, 2006, options were outstanding under the 1998 Plan as follows:

	September 30, 2006
	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10	366,667	4.3	$0.10	366,667	$0.10
$0.30	967,500	5.3	$0.30	965,000	$0.30
$0.50	1,396,345	8.4	$0.50	738,559	$0.50
$1.00	702,300	9.8	$1.00	61,000	$1.00

	3,432,812	7.4	$0.50	2,131,226	$0.35

Common Stock Reserved for Issuance

Common stock was reserved for issuance as follows:

	December 31, 2005	September 30, 2006
Convertible preferred stock	26,567,428	26,467,428
Series D redeemable convertible preferred stock warrants	66,532	66,532
Common stock warrants	2,504,035	2,504,035
Common stock options outstanding	3,152,594	3,432,812
Common stock options available for future grant	46,875	611,169

Total common stock reserved for future issuance	32,337,464	33,081,976

9.    Income Taxes

 Significant components of the Company's deferred tax assets as of December 31, 2004 and 2005 are shown below. A valuation allowance has been established as of December 31, 2004 and 2005 to offset the deferred tax assets as realization of such assets does not meet the more likely than not threshold under SFAS 109.

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$11,438,000	$14,079,000
Tax credits	1,681,000	2,029,000
Other, net	178,000	241,000

Total deferred tax assets	13,297,000	16,349,000
Valuation allowance for deferred tax assets	(13,297,000)	(16,349,000)

	$—	$—

As of December 31, 2005, the Company had federal, state and foreign net operating loss carryforwards of approximately $32,200,000, $33,800,000 and $5,500,000, respectively. The federal and state tax loss carryforwards will begin expiring in 2020 and 2012, respectively, unless previously utilized. The foreign losses originate from the Company's subsidiaries in Singapore and Taiwan. The losses from the Company's subsidiary in Singapore have an indefinite carryforward while the losses from the Company's subsidiary in Taiwan expire five years after origination. The Company also had federal research tax credit carryforwards of approximately $1,343,000, which will begin to expire in 2020, unless previously utilized. As of December 31, 2005, the Company had California state research tax credit carryforwards of approximately $937,000, which do not expire and California state manufacturer's investment tax credit carryforwards of approximately $103,000, which will begin to expire in 2011, unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period.

10.    Employee Benefit Plan

 Effective January 1, 2000, the Company established a 401(k) plan covering substantially all employees. Employees may contribute up to 100% of their compensation per year (subject to a maximum limit prescribed by federal tax law). The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contributions. As of December 31, 2005 and September 30, 2006, the Company had not elected to make any contributions to the 401(k) plan.

             Shares

OPTIMER PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

Until             , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Jefferies & Company

JMP Securities	Rodman & Renshaw

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC listing fee, the NASD filing fee and the Nasdaq Global Market filing fee.

Amount to be Paid
SEC registration fee		$9,229
NASD filing fee		9,125
Nasdaq Global Market listing fee		100,000
Blue Sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities, or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law, if such persons acted in good faith and in a manner such persons reasonably believed to be in or not such persons opposed to the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe such persons' conduct was unlawful;

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

  •
  The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

  •
  The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant's board of directors or brought to enforce a right to indemnification;

  •
  The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

  •
  The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant also maintains directors' and officers' insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by us since December 1, 2003. All share amounts have been retroactively adjusted to give effect to a              -for-             reverse stock split of the registrant's common stock that was effected in             2006. The             -for-             reverse stock split of the registrant's common stock adjusted the conversion ratio of the preferred stock but did not adjust the number of outstanding shares of preferred stock.

(1) Sales of Preferred Stock

  •
  In April 2005, we issued 3,333,333 shares of Series C preferred stock at a price of $3.60 per share of preferred stock for aggregate gross proceeds of $12.0 million; and

  •
  Between April 2005 and November 2005, we issued 6,185,109 shares of Series D preferred stock valued at $3.60 per share of preferred stock for aggregate gross proceeds of $22.2 million.

(2) Warrants

  •
  In July 2005, we issued warrants to purchase an aggregate of 55,444 shares of our Series D preferred stock to two accredited investors at an exercise price of $3.60 per share;

  •
  Between April and November 2005 in connection with the sale of our Series D preferred stock, we issued warrants to purchase an aggregate of 2,474,035 shares of our common stock to 23 accredited investors at an exercise price of $0.50.

(3) Options and Common Stock Issuances

  •
  From December 1, 2003 through December 1, 2006, the registrant issued and sold an aggregate of 1,464,364 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant's 1998 Stock Plan at exercise prices ranging from $0.10 to $1.00 per share, for an aggregate consideration of approximately $270,000.

  •
  From December 1, 2003 through December 1, 2006, the registrant granted options to purchase an aggregate of 1,960,645 shares of common stock to certain employees, directors and consultants under the registrant's 1998 Stock Plan at exercise prices ranging from $0.10 to $1.00 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1) and (2) above, and Rule 701 thereunder, with respect to the item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16.    Exhibits and Financial Statement Schedules.

    (a) Exhibits.

Exhibit No.		Description of Document
1.1	[nc_cad,217]	Form of Underwriting Agreement.
3.1	(1)	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.
3.2	[nc_cad,217]	Form of Amended and Restated Certificate of Incorporation of the registrant to be filed upon the closing of the offering made under this Registration Statement.
3.3	(1)	Amended and Restated Bylaws of the registrant, as currently in effect.
3.4	[nc_cad,217]	Form of Bylaws of the registrant to be in effect upon the closing of the offering made under this Registration Statement.
4.1	[nc_cad,217]	Form of Common Stock Certificate of the registrant.
4.2	(1)	Warrant Agreement between the registrant and Pacific Sorrento Technology Park dated June 1, 2000.
4.3	(1)	Amended and Restated Investors' Rights Agreement by and among the registrant and certain stockholders of the registrant dated November 30, 2005.

4.4	(1)	Form of Warrant to Purchase Common Stock issued by the registrant to purchasers of the registrant's Series D preferred stock.
4.5	(1)	Form of Warrant to Purchase Series D preferred stock issued by the registrant to each of Tessie M. Che and Chi-Huey Wong.
5.1	[nc_cad,217]	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	(1)*	Master Service Agreement between the registrant and Advanced Biologics, LLC, dated November 16, 2005, as amended by the Addendum to the Master Services Agreement between the registrant and Advanced Biologics, LLC, dated January 16, 2006.
10.2	(1)	Grant to the registrant by The National Institutes of Health dated June 1, 2005.
10.3	(1)*	Collaboration Agreement between the registrant and Par Pharmaceutical, Inc., dated April 29, 2005, as amended by the Letter Agreements between the registrant and Par Pharmaceutical, Inc., dated June 5, 2005 and March 22, 2006.
10.4	*	Collaboration Research and Development and License Agreement between the registrant and Cempra Pharmaceuticals, Inc., dated March 31, 2006.
10.5	(1)*	Agreement between the registrant and Sloan-Kettering Institute for Cancer Research dated July 31, 2002, as amended by the First Amendment to License Agreement between the registrant and Sloan-Kettering Institute for Cancer Research dated June 30, 2005.
10.6	(1)*	License Agreement between the registrant and Nippon Shinyaku Co., Ltd., dated June 10, 2004.
10.7	(1)*	License Agreement between the registrant and The Scripps Research Institute dated July 23, 1999.
10.8	(1)*	License Agreement between the registrant and The Scripps Research Institute dated May 30, 2001.
10.9	(1)*	License Agreement between the registrant and The Scripps Research Institute dated May 30, 2001.
10.10	(1)*	License Agreement between the registrant and The Scripps Research Institute dated June 1, 2004.
10.11	(1)*	License Agreement between the registrant and Optimer Biotechnology, Inc. dated December 8, 2003, as amended by the Amendment of License Agreement between the registrant and Optimer Biotechnology, Inc. dated July 17, 2006.
10.12	(1)	Building Lease between the registrant and Pacific Sorrento Technology Park dated May 1, 2001, as amended by the First Amendment to Building Lease between the registrant and Pacific Sorrento Technology Park dated July 12, 2001.
10.13	(1)+	Form of Employee Proprietary Information Agreement of the registrant.
10.14	(1)+	Employment Agreement between the registrant and Michael N. Chang dated June 17, 2005.
10.15	(1)+	Offer letter between the registrant and Sherwood L. Gorbach dated October 6, 2005.
10.16	(1)+	Offer letter between the registrant and Kevin P. Poulos dated June 15, 2006.
10.17	(1)+	Offer letter between the registrant and John D. Prunty dated May 10, 2006.
10.18	(1)+	Offer letter between the registrant and Tessie M. Che dated August 30, 2001.
10.19	(1)+	Offer letter between the registrant and Youe-Kong Shue dated February 18, 2000.
10.20	(1)+	Form of Indemnification Agreement between the registrant and its directors and officers.
10.21	(1)	Form of the 1998 Stock Plan of the registrant.
10.22	(1)	Form of 1998 Stock Plan Stock Option Agreement of the registrant.

10.23	[nc_cad,217]	Form of 2006 Equity Incentive Plan of the registrant.
10.24	[nc_cad,217]	Form of Employee Stock Purchase Plan of the registrant.
21.1	(1)	List of the registrant's subsidiaries.
23.1	[nc_cad,217]	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.2		Consent of Independent Registered Public Accounting Firm.
24.1	(1)	Power of Attorney.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

†
To be filed by an amendment.

(1)
Filed with Registrant's Registration Statement on Form S-1 on November 9, 2006.

    (b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

              (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 15th day of December, 2006.

OPTIMER PHARMACEUTICALS, INC.
By:	/s/ MICHAEL N. CHANG Michael N. Chang President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL N. CHANG Michael N. Chang	President, Chief Executive Officer and Director (Principal Executive Officer)	December 15, 2006
/s/ JOHN D. PRUNTY John D. Prunty	Chief Financial Officer (Principal Accounting and Financial Officer)	December 15, 2006
* Mark Auerbach	Director	December 15, 2006
* Joseph Y. Chang	Director	December 15, 2006
* Joseph J. Chow	Director	December 15, 2006
* Howard S. Lee	Director	December 15, 2006
* Martin C. Muenchbach	Director	December 15, 2006
* Alain B. Schreiber	Director	December 15, 2006
*By:	/s/ JOHN D. PRUNTY John D. Prunty Attorney-in-fact

OPTIMER PHARMACEUTICALS, INC.

EXHIBIT INDEX TO FORM S-1

Exhibit No.		Description of Document
1.1	[nc_cad,217]	Form of Underwriting Agreement.
3.1	(1)	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.
3.2	[nc_cad,217]	Form of Amended and Restated Certificate of Incorporation of the registrant to be filed upon the closing of the offering made under this Registration Statement.
3.3	(1)	Amended and Restated Bylaws of the registrant, as currently in effect.
3.4	[nc_cad,217]	Form of Bylaws of the registrant to be in effect upon the closing of the offering made under this Registration Statement.
4.1	[nc_cad,217]	Form of Common Stock Certificate of the registrant.
4.2	(1)	Warrant Agreement between the registrant and Pacific Sorrento Technology Park dated June 1, 2000.
4.3	(1)	Amended and Restated Investors' Rights Agreement by and among the registrant and certain stockholders of the registrant dated November 30, 2005.
4.4	(1)	Form of Warrant to Purchase Common Stock issued by the registrant to purchasers of the registrant's Series D preferred stock.
4.5	(1)	Form of Warrant to Purchase Series D preferred stock issued by the registrant to each of Tessie M. Che and Chi-Huey Wong.
5.1	[nc_cad,217]	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	(1)*
		Master Service Agreement between the registrant and Advanced Biologics, LLC, dated November 16, 2005, as amended by the Addendum to the Master Services Agreement between the registrant and Advanced Biologics, LLC, dated January 16, 2006.
10.2	(1)	Grant to the registrant by The National Institutes of Health dated June 1, 2005.
10.3	(1)*
		Collaboration Agreement between the registrant and Par Pharmaceutical, Inc., dated April 29, 2005, as amended by the Letter Agreements between the registrant and Par Pharmaceutical, Inc., dated June 5, 2005 and March 22, 2006.
10.4	*	Collaboration Research and Development and License Agreement between the registrant and Cempra Pharmaceuticals, Inc., dated March 31, 2006.
10.5	(1)*
		Agreement between the registrant and Sloan-Kettering Institute for Cancer Research dated July 31, 2002, as amended by the First Amendment to License Agreement between the registrant and Sloan-Kettering Institute for Cancer Research dated June 30, 2005.
10.6	(1)*	License Agreement between the registrant and Nippon Shinyaku Co., Ltd., dated June 10, 2004.
10.7	(1)*	License Agreement between the registrant and The Scripps Research Institute dated July 23, 1999.
10.8	(1)*	License Agreement between the registrant and The Scripps Research Institute dated May 30, 2001.
10.9	(1)*	License Agreement between the registrant and The Scripps Research Institute dated May 30, 2001.

10.10	(1)*	License Agreement between the registrant and The Scripps Research Institute dated June 1, 2004.
10.11	(1)*
License Agreement between the registrant and Optimer Biotechnology, Inc. dated December 8, 2003, as amended by the Amendment of License Agreement between the registrant and Optimer Biotechnology, Inc., dated July 17, 2006.
10.12	(1)
Building Lease between the registrant and Pacific Sorrento Technology Park dated May 1, 2001, as amended by the First Amendment to Building Lease between the registrant and Pacific Sorrento Technology Park dated July 12, 2001.
10.13	(1)+	Form of Employee Proprietary Information Agreement of the registrant.
10.14	(1)+	Employment Agreement between the registrant and Michael N. Chang dated June 17, 2005.
10.15	(1)+	Offer letter between the registrant and Sherwood L. Gorbach dated October 6, 2005.
10.16	(1)+	Offer letter between the registrant and Kevin P. Poulos dated June 15, 2006.
10.17	(1)+	Offer letter between the registrant and John D. Prunty dated May 10, 2006.
10.18	(1)+	Offer letter between the registrant and Tessie M. Che dated August 30, 2001.
10.19	(1)+	Offer letter between the registrant and Youe-Kong Shue dated February 18, 2000.
10.20	(1)+	Form of Indemnification Agreement between the registrant and its directors and officers.
10.21	(1)	Form of the 1998 Stock Plan of the registrant.
10.22	(1)	Form of 1998 Stock Plan Stock Option Agreement of the registrant.
10.23	[nc_cad,217]	Form of 2006 Equity Incentive Plan of the registrant.
10.24	[nc_cad,217]	Form of Employee Stock Purchase Plan of the registrant.
21.1	(1)	List of the registrant's subsidiaries.
23.1	[nc_cad,217]	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.2		Consent of Independent Registered Public Accounting Firm.
24.1	(1)	Power of Attorney.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

†
To be filed by an amendment.

(1)
Filed with Registrant's Registration Statement on Form S-1 on November 9, 2006.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Optimer Pharmaceuticals, Inc. Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Optimer Pharmaceuticals, Inc. Consolidated Balance Sheets
Optimer Pharmaceuticals, Inc. Consolidated Statements of Operations
Optimer Pharmaceuticals, Inc. Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit
Optimer Pharmaceuticals, Inc. Consolidated Statements of Cash Flows
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of September 30, 2006 and thereafter and for the nine months ended September 30, 2005 and 2006 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
OPTIMER PHARMACEUTICALS, INC. EXHIBIT INDEX TO FORM S-1